APPRAISAL OF REAL PROPERTY

GSA Office
Office Property
4211 Cedar Springs Drive
Dallas, Dallas County, Texas 75219

PREPARED FOR:
Mr. Bryan P. Healey, CPA
Chief Financial Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

EFFECTIVE DATE OF THE APPRAISAL:
March 2, 2011

REPORT FORMAT:
Summary

INTEGRA REALTY RESOURCES - DFW, LLP
File Number: 112-2011-0074





GSA Office
4211 Cedar Springs Drive
Dallas, Texas



March 3, 2011

Mr. Bryan P. Healey, CPA
Chief Financial Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

SUBJECT: Fair Value FAS 157 Compliant Appraisal
            GSA Office
            4211 Cedar Springs Drive
            Dallas, Dallas County, Texas 75219
            Integra DFW, LLP File No. 112-2011-0074

Dear Mr. Healey:

Integra Realty Resources – DFW, LLP is pleased to submit the accompanying appraisal of
the referenced property. The purpose of the appraisal is to develop an opinion of the Fair
Value, compliant with FAS 157. We have estimated the fair value of the fee simple interest,
as of March 2, 2011. The client for the assignment is Kent International Holdings, Inc., and
the intended use is for asset valuation purposes.

The appraisal is intended to conform with the Uniform Standards of Professional Appraisal
Practice (USPAP), the Code of Professional Ethics and Standards of Professional Appraisal
Practice of the Appraisal Institute, and the appraisal guidelines of Kent International
Holdings, Inc.. The appraisal is also prepared in accordance with the appraisal regulations
issued in connection with the Financial Institutions Reform, Recovery and Enforcement Act
(FIRREA).

To report the assignment results, we use the self-contained report option of Standards Rule 2-
2 of USPAP. Accordingly, this report contains all information significant to the solution of
the appraisal problem.

The subject is an existing single-tenant, Class B office property containing 39,329 square feet
of rentable area. The improvements were constructed in 1985, and are 100% leased to GSA
of the effective appraisal date. The site area is 0.84 acres, or 36,589 square feet.

LOCAL EXPERTISE . . . NATIONALLY

700 E. Campbell, Ste 265, Richardson, TX 75081   930 West First Street, Suite 303 • Fort Worth, Texas 76102-2708
Phone: 972-960-1222 • 800-388-8162 • Fax: 972-960-2922   Phone: 817-332-5522 • Fax: 817-336-1621
Email: Dallas@irr.com   mail: fortworth@irr.com

Based on the valuation analysis in the accompanying report, and subject to the definitions, assumptions, and limiting conditions expressed in the report, our opinion of value is as follows:

VALUE CONCLUSIONS

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Fair Value As Is	Fee Simple	March 2, 2011	$4,600,000

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

If you have any questions or comments, please contact the undersigned. Thank you for the opportunity to be of service.

Respectfully submitted,

INTEGRA REALTY RESOURCES - DFW, LLP



Adrienne Barrow
Senior Analyst
Certified General Real Estate Appraiser
TX Certificate # 1331606-G

Mark R. Lamb, MAI, MRICS
Managing Director
Certified General Real Estate Appraiser
TX Certificate # 1321648-G

Donnie Sherwood, MAI, SR/WA
Managing Director
Certified General Real Estate Appraiser
TX Certificate # 1320183-G

TABLE OF CONTENTS

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property Name	GSA Office
Address	4211 Cedar Springs Drive
	Dallas, Texas 75219
Property Type	Office - Office
Owner of Record	4211 Cedar Springs Partners
Tax ID	001616000901A0000
Land Area	0.84 acres; 36,589 SF
Gross Building Area	39,329 SF
Rentable Area	39,329 SF
Percent Leased	100%
Year Built	1985
Zoning Designation	Planned Development, Office Overlay
Highest and Best Use	
As if Vacant	Office use
As Improved	Continued office use
Exposure Time; Marketing Period	12 months; 12 months
Date of the Report	March 3, 2011

VALUE CONCLUSIONS

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Fair Value As Is	Fee Simple	March 2, 2011	$4,600,000

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

IRR
Integra Realty Resources

PART TWO		
Number of Tenants	1	
Average Contract Rent/SF	$18.98	
Average Market Rent/SF	$18.50	
Major Tenant and Expiration	United States, General Services Administration	01/17/23
Major Tenant SF and Contract Rent	39,329	$18.98
Sales Comparison Approach		
Number of Sales	4	
Range of Sale Dates	Jan-09 to Dec-10	
Range of Unit Prices	$152.34 to $262.77	
Indicated Value	$4,600,000	($116.96/SF)
Income Capitalization Approach		
Potential Gross Income at Stabilization	$637,365	($16.21/SF)
Stabilized % Vacancy & Collection Loss	–	
Effective Gross Income	$637,365	($16.21/SF)
Operating Expenses	$302,164	($7.68/SF)
Operating Expense Ratio	47.4%	
Net Operating Income at Stabilization	$335,200	($8.52/SF)
Capitalization Rate Applied and Value	8.00%	$4,800,000
Discount Rate Applied and Value	8.25%	$4,600,000
Indicated Value	$4,600,000	($116.96/SF)
Market Value Conclusion	$4,600,000	($116.96/SF)

IRR
Integra Realty Resources

GENERAL INFORMATION

IDENTIFICATION OF SUBJECT

The subject is an existing single-tenant, Class B office property containing 39,329 square feet of rentable area. The improvements were constructed in 1985, and are 100% leased to GSA of the effective appraisal date. The site area is 0.84 acres, or 36,589 square feet. A legal description of the property is in the Addenda.

PROPERTY IDENTIFICATION	
Property Name	GSA Office
Address	4211 Cedar Springs Drive
	Dallas, Texas 75219
Tax ID	001616000901A0000
Legal Description	Lot 1A, Block 9/1616, Headwaters Addition

CURRENT OWNERSHIP AND SALES HISTORY

The owner of record is 4211 Cedar Springs Partners. This party acquired the property from Qualified Investment Corp. on March 2, 2004 for an undisclosed price. The subject is currently under contract to Kent International Holdings, Inc. for $4,325,000 or $109.97/SF. This contract price appears to be near current market levels. To the best of our knowledge, no other sale or transfer of ownership has occurred within the past three years.

TYPE OF VALUE, PROPERTY RIGHTS AND EFFECTIVE DATE

The purpose of the appraisal is to develop an opinion of the Fair Value, compliant with FAS 157. We estimate the fair value of the fee simple interest, as of March 2, 2011. The date of the report is March 3, 2011.

DEFINITION OF FAIR VALUE

Exit Market (as defined in SFAS 157)

The exit market is the requesting entity's principal market (transacting greatest volume with highest level of activity) or, in its absences, the most advantageous market that maximizes the value of the asset in its "highest and best use" from the perspective of that market participant.

Fair Value Measurement (as defined in SFAS 157)

An exit price to sell the asset in a hypothetical orderly transaction with a hypothetical market participant in the entity's referenced exit market. It is neither a forced transaction, a distressed sale, nor a time distressed sale. This is not equivalent to an orderly liquidation value.

DEFINITION OF PROPERTY RIGHTS APPRAISED

Leased fee interest is defined as: "An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the lessee are specified by contract terms contained within the lease." (Source: The Dictionary of Real Estate Appraisal, Fourth Edition, 2002.)

CLIENT, INTENDED USER AND INTENDED USE

The client and intended user is Kent International Holdings, Inc. The intended use is for asset valuation purposes. The appraisal is not intended for any other use or user.

PRIOR SERVICES

We have not performed any services in connection with the subject property within the three-year period immediately preceding acceptance of this assignment, either as an appraiser or in any other capacity.

APPLICABLE REQUIREMENTS

This appraisal is intended to conform to the requirements of the following:

- Uniform Standards of Professional Appraisal Practice (USPAP);
- Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute;
- Appraisal requirements of Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), revised June 7, 1994;
- Appraisal guidelines of Kent International Holdings, Inc..
- SFAS 157 Fair Value valuation study definitions and requirements.

SCOPE OF WORK

To determine the appropriate scope of work for the assignment, we considered the intended use of the appraisal, the needs of the user, the complexity of the property, and other pertinent factors. Our concluded scope of work is described below.

VALUATION METHODOLOGY

Appraisers usually consider the use of three approaches to value when developing a market value opinion for real property. These are the cost approach, sales comparison approach, and income capitalization approach. Use of the approaches in this assignment is summarized as follows:

APPROACHES TO VALUE		
Approach	Applicability to Subject	Use in Assignment
Cost Approach	Not applicable	Not Utilized
Sales Comparison Approach	Applicable	Utilized
Income Capitalization Approach	Applicable	Utilized

The **income capitalization approach** is the most reliable valuation method for the subject due to the following:

- The probable buyer of the subject would base a purchase price decision primarily on the income generating potential of the property and an anticipated rate of return.

- Sufficient market data regarding income, expenses, and rates of return, is available for analysis.

The **sales comparison approach** is an applicable valuation method because:

- There is an active market for similar properties, and sufficient sales data is available for analysis.

- This approach directly considers the prices of alternative properties having similar utility.

DATA RESEARCH AND ANALYSIS

The process employed to collect, verify, and analyze relevant data is detailed in individual sections of the report. This includes the steps we took to verify comparable sales, which are disclosed in the comparable sale profile sheets in the addenda to the report. Although we make a concerted effort to confirm the arms-length nature of each sale with a party to the transaction, it is sometimes necessary to rely on secondary verification from sources deemed reliable.

PROPERTY INSPECTION

Adrienne Barrow conducted an interior and exterior inspection of the property on March 2, 2011. Mark Lamb, MAI, MRICS conducted an interior and exterior inspection on March 2, 2011. Donnie Sherwood, MAI, SR/WA did not inspect the subject.

REPORT FORMAT

The report has been prepared under the summary report option of Standards Rule 2-2(b) of USPAP. As such, it contains summary discussions of the data, reasoning, and analyses that are used in the appraisal process whereas supporting documentation is retained in our file. The depth of discussion contained in this report is specific to the needs of the client and the intended use of the appraisal

ECONOMIC ANALYSIS

DALLAS MSA AREA ANALYSIS

The subject is located in the Dallas-Fort Worth-Arlington, TX Metropolitan Statistical Area, hereinafter called the Dallas MSA, as defined by the U.S. Office of Management and Budget. The Dallas MSA is 8,990 square miles in size, and is the fourth most populous metropolitan area in the nation.

POPULATION

The Dallas MSA has an estimated 2010 population of 6,540,927, which represents an average annual 2.4% increase over the 2000 census of 5,161,544. The Dallas MSA added an average of 137,938 residents per year over the 2000-2010 period, and its annual growth rate exceeded the State of Texas rate of 1.9%.

POPULATION TRENDS					
	Population			Compound Ann. % Chng	
	2000 Census	2010 Est.	2015 Est.	2000 - 2010	2010 - 2015
Dallas-Ft. Worth-Arlington MSA	5,161,544	6,540,927	7,200,416	2.4%	1.9%
Texas	20,851,820	25,268,853	27,425,288	1.9%	1.7%
USA	281,421,906	311,212,863	323,209,391	1.0%	0.8%
Source: STDB/ESRI					

Looking forward, the Dallas MSA's population is projected to increase at a 1.9% annual rate from 2010-2015, equivalent to the addition of an average of 131,898 residents per year. The Dallas MSA's growth rate is expected to exceed that of Texas, which is projected to be 1.7%.

EMPLOYMENT

Total employment in the Dallas MSA is currently estimated at 2,872,300 jobs. Between year end 1999 and the present, employment rose by 137,900 jobs, equivalent to a 5.0% increase over the entire period. Employment gains that occurred in the mid-2000's exceeded job losses that occurred early in the decade and in the current economic downturn starting in 2008. Over a ten-year time span, there were five years in which employment grew and five years in which it declined.

Although the Dallas MSA's employment rose over the last decade, it was surpassed by Texas, which experienced an increase in employment of 10.0% or 938,800 jobs over this period. Trends in employment are a key indicator of economic health and strongly correlate with real estate demand.

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EMPLOYMENT TRENDS						
	Total Employment (Year End)				Unemployment Rate (Ann. Avg.)	
Year	Dallas MSA	% Change	Texas	% Change	Dallas MSA	Texas
1999	2,734,400		9,358,700		3.2%	4.7%
2000	2,820,700	3.2%	9,614,100	2.7%	3.6%	4.4%
2001	2,744,100	-2.7%	9,502,600	-1.2%	4.7%	5.0%
2002	2,706,300	-1.4%	9,472,900	-0.3%	6.5%	6.3%
2003	2,687,900	-0.7%	9,465,100	-0.1%	6.6%	6.7%
2004	2,747,700	2.2%	9,658,600	2.0%	5.8%	6.0%
2005	2,830,100	3.0%	9,968,600	3.2%	5.2%	5.4%
2006	2,925,300	3.4%	10,299,200	3.3%	4.8%	4.9%
2007	3,001,300	2.6%	10,619,200	3.1%	4.3%	4.4%
2008	2,967,300	-1.1%	10,669,600	0.5%	5.0%	4.9%
2009	2,872,300	-3.2%	10,297,500	-3.5%	7.8%	7.6%
Overall Change 1999-2009	137,900	5.0%	938,800	10.0%		
Avg Unemp. Rate 1999-2009					5.2%	5.5%
Unemployment Rate - November 2010					8.2%	8.3%

Source: Bureau of Labor Statistics and Economy.com. Employment figures are from the Current Employment Survey (CES). Unemployment rates are from the Current Population Survey (CPS). The figures are not seasonally adjusted.

Unemployment rate trends are another way of gauging an area's economic health. Over the past decade, the Dallas MSA unemployment rate has been generally lower than that of Texas, with an average unemployment rate of 5.2% in comparison to a 5.5% rate for Texas. This is another indication of the strength of the Dallas MSA economy over the longer term.

At the current time, the Dallas MSA unemployment rate is 8.2% in comparison to a 8.3% rate for Texas, a positive sign for the Dallas MSA economy but one that must be tempered by the fact that the Dallas MSA has experienced a higher percentage of job losses in the current downturn than Texas.

Major employers in the Dallas MSA are shown in the table below.

MAJOR EMPLOYERS	
Dallas-Ft. Worth-Arlington MSA	
Name	Number of Employees
1 Wal-Mart Stores	34,871
2 AMR Corp./ American Airlines	25,076
3 Dallas ISD	20,000
4 AT&T	16,600
5 Baylor Health Care System	14,730
6 City of Dallas	14,572
7 Verizon Communications	14,000
8 Lockheed Martin Aeronautics Co.	14,000
9 Texas Health Resources	13,494
10 U.S. Postal Service	12,200

Source: Texas A&M University Real Estate Center

GROSS DOMESTIC PRODUCT

The Dallas MSA is the fifth largest metropolitan area economy in the nation based on Gross Domestic Product (GDP).

Economic growth, as measured by annual changes in GDP, has been similar in the Dallas MSA than Texas overall during the past eight years. The Dallas MSA and Texas have grown at a 3.1% average annual rate. The area has felt the effects of the current downturn to a greater extent than Texas. The Dallas MSA's GDP rose by 1.5% in 2008 while Texas's GDP rose by 2.0%.

The Dallas MSA has a per capita GDP of $50,067, which is 32% greater than Texas's GDP of $38,044. This means that Dallas MSA industries and employers are adding relatively more value to the economy than their counterparts in Texas.

GROSS DOMESTIC PRODUCT				
Year	($ Mil) Dallas MSA	% Change	($ Mil) Texas	% Change
2001	255,038		745,325	
2002	262,756	3.0%	760,588	2.0%
2003	264,055	0.5%	770,975	1.4%
2004	276,155	4.6%	806,005	4.5%
2005	285,072	3.2%	828,417	2.8%
2006	298,788	4.8%	869,379	4.9%
2007	310,789	4.0%	907,358	4.4%
2008	315,422	1.5%	925,505	2.0%
Compound % Chg (2001-2008)		3.1%		3.1%
GDP Per Capita 2008	$50,067		$38,044	
Source:Bureau of Economic Analysis and Economy.com				

Gross Domestic Product is a measure of economic activity based on the total value of goods and services produced in a specific geographic area. The figures in the table above represent inflation adjusted "real" GDP, with the Dallas MSA figures stated in 2001 dollars and the Texas figures stated in 2000 dollars.

INCOME, EDUCATION AND AGE

The Dallas MSA is more affluent than Texas. Median household income for the Dallas MSA is $63,064, which is 21.4% greater than the corresponding figure for Texas.

MEDIAN HOUSEHOLD INCOME - 2010	
Dallas-Ft. Worth-Arlington MSA	$63,064
Texas	$51,960
Comparison of Dallas-Ft. Worth-Arlington MSA to Texas	▲ 21.4%
Source: STDB/ ESRI	

Residents of the Dallas MSA have a higher level of educational attainment than those of Texas. An estimated 30% of Dallas MSA residents are college graduates with four year degrees, versus 26% of Texas residents. People in the Dallas MSA are similar in age to their Texas counterparts. The median age of both the Dallas MSA and Texas is 34 years.

EDUCATION AND AGE - 2010



Source: STDB/ ESRI

CONCLUSION

In the short term, the Dallas MSA will continue to suffer the effects of the current downturn, including job losses and an abnormally high unemployment rate that are exerting a negative influence on real estate demand.

Over the long term, the Dallas MSA will benefit from a growing population base and higher income and education levels. The Dallas MSA experienced growth in the number of jobs and has maintained a generally lower unemployment rate than Texas over the past decade. Moreover, the Dallas MSA gains strength from being the fourth most populous metropolitan area in the country and generating a higher level of GDP per capita than Texas overall. Based on these factors, we anticipate that the Dallas MSA economy will recover and employment growth will resume, strengthening the demand for real estate.

AREA MAP



SURROUNDING AREA ANALYSIS

BOUNDARIES

The property is located in the Oak Lawn-Deep Ellum submarket which contains the zip codes 75204, 75219, 75226, and 75246.

A map highlighting the subject's location within the Oak Law-Deep Ellum submarket is below.



ACCESS AND LINKAGES

A map below highlights the major arterials in the Oak Lawn-Deep Ellum submarket.



As shown above, major arterials that provide access to the submarket include North Central Expressway, Dallas North Tollway, Interstate 45 and Interstate 30. It should

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be noted that the Dallas North Tollway is a tollroad and is operated by the North Texas Tollway Authority (NTTA).

Public transportation is provided by Dallas Area Rapid Transit (DART) and provides access to the Dallas CBD. However, the primary mode of transportation in this area is the automobile. A map below shows DART lines in the submarket.



Additionally, Dallas is served by two main airports: DFW Airport and Dallas Love Field. The former, and larger of the two, is located approximately 13 miles from the subject. It served 56 million passengers in 2009 and ranked third globally in terms of operations. Prior to DFW Airport opening in 1974, Dallas Love Field was the city's primary airport. Today it serves as a focus city for Dallas-based Southwest Airlines and is approximately 2 miles from the subject.

DEMAND GENERATORS

Downtown Dallas has over 2,500 businesses. Among the 200 businesses with corporate or regional headquarters in Downtown are Belo, Blockbuster, Hunt Consolidated, Lincoln Property Co., Neiman Marcus, Omnicon, Oncor Group, Radiologix, RTKL Associates, SWS Group, Trammell Crow Company, Turner Construction and TXU. Approximately 34% of Downtown businesses have operated in the central business district for ten years or less. The median number of years of operation is 16. Approximately nine percent of Downtown companies employ 100 or more people.

Fire and police stations are considered adequate for the submarket. The submarket falls within the Dallas Independent School District area and schools in the immediate area are considered adequate as well. Proximity to parks, open space and other passive recreation is above average.

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DEMOGRAPHICS

A demographic profile of the surrounding area, including population, households, and income data, is presented in the following table.

SURROUNDING AREA DEMOGRAPHICS						
2010 Estimates	1-Mile Radius	3-Mile Radius	5-Mile Radius	Dallas-Ft. Worth-Arlington MSA	Texas	USA
Population 2000	31,875	145,728	341,284	5,161,544	20,851,820	281,421,906
Population 2010	35,378	166,178	370,639	6,540,927	25,268,853	311,212,863
Population 2015	37,271	173,931	382,511	7,200,416	27,425,288	323,209,391
Compound % Change 2000-2010	1.0%	1.3%	0.8%	2.4%	1.9%	1.0%
Compound % Change 2010-2015	1.0%	0.9%	0.6%	1.9%	1.7%	0.8%
Households 2000	16,017	58,038	132,980	1,881,056	7,393,354	105,480,101
Households 2010	17,895	67,302	142,475	2,334,568	8,873,478	116,761,140
Households 2015	18,884	71,108	147,232	2,561,444	9,619,665	121,359,604
Compound % Change 2000-2010	1.1%	1.5%	0.7%	2.2%	1.8%	1.0%
Compound % Change 2010-2015	1.1%	1.1%	0.7%	1.9%	1.6%	0.8%
Median Household Income 2010	$56,412	$54,712	$50,555	$63,064	$51,960	$54,442
Average Household Size	2.0	2.2	2.5	2.8	2.8	2.6
College Graduate %	42%	38%	36%	30%	26%	28%
Median Age	33	33	32	34	34	37
Owner Occupied %	24%	27%	31%	55%	56%	58%
Renter Occupied %	63%	60%	56%	37%	32%	30%
Median Owner Occupied Housing Value	$174,606	$188,838	$175,272	$125,470	$110,323	$157,913
Median Year Structure Built	1971	1964	1963	1979	1977	1971
Avg. Travel Time to Work in Min.	20	22	24	27	25	26

Source: STDB/ ESRI

As shown above, the current population within a 3-mile radius of the subject is 166,178, and the average household size is 2.2. Population in the area has grown since the 2000 census, and this trend is projected to continue over the next five years. Compared to the Dallas MSA overall, the population within a 3-mile radius is projected to grow at a slower rate.

Median household income is $54,712, which is lower than the household income for the Dallas MSA. Residents within a 3-mile radius have a higher level of educational attainment than those of the Dallas MSA, while median owner occupied home values are considerably higher.

LAND USE

In the immediate vicinity of the subject, predominant land uses include a mix of residential, multifamily, and retail. Other land use characteristics are summarized below.

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SURROUNDING AREA LAND USES	
Character of Area	Urban
Predominant Age of Improvements	20 – 50 years
Predominant Quality and Condition	Above-Average
Approximate Percent Developed	95%
Infrastructure/Planning	Above Average
Predominant Location of Undeveloped Land	Infill
Prevailing Direction of Growth	Redevelopment

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SUBJECT'S IMMEDIATE SURROUNDINGS	
North	Wycliff Avenue and single family residential
South	Mixed Use (Multifamily and ground floor retail)
East	Kroger store
West	Multifamily residential and vacant land

DEVELOPMENT ACTIVITY AND TRENDS

During the last five years, the subject's neighborhood has experienced an increase in population, number of households, household income and family household income.

This area is experiencing a rebirth with new development. Several multi-family communities have been built over the past five years. In addition, due to the close proximity to such employment bases as Baylor Medical Center and Downtown, many residents are choosing to relocate to the area.

Woodall Rodgers Park

Woodall Rodgers Park is a future hub that will transform Dallas into a truly walkable city as it connects Uptown, Downtown, the Arts District and Victory Park. The development will consist of a 5.2 acre deck park over four blocks of Woodall Rodgers Freeway. It will include a performance pavilion, a restaurant, walking trails, a dog park, a children's discovery garden and playground, water features, several plazas, wireless internet access, and a games area.

According to an economic impact report prepared by Insight Research Corporation, development and operation of Woodall Rodgers Park itself will create $312.7 million in economic benefit including 182 new jobs and $12.7 million in tax revenue benefits.   Another $91.1 million in increased tax revenues for the city, county, school  and hospital districts will be generated by increases in land values and two real estate projects expected to be built solely as a result of the park's creation. The report also projects an increase in new office space construction and absorption within one half mile of the park, further enhancing Dallas' tax base. Woodall Rodgers Park is expected to be complete in 2012.

Arts District

The Dallas Arts District is the largest urban arts district in the nation, spanning 68 acres and 19 blocks. The Dallas Arts District was established in 1983 to provide state-of-the-art facilities to foster the development of cultural arts and serve diverse audiences. Anchored by the Dallas Museum of Art, The Morton H. Meyerson Symphony Center, the Wyly Theatre, the Nasher Sculpture Center, the Winspear Opera House, and the Booker T. Washington High School for the Performing and Visual Arts, the

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neighborhood serves as the foundation for creative vitality throughout the region. Other developments within the area include The Arts Apartments, the only rental units in the Arts District, and One Arts Plaza which houses 7-Eleven's corporate headquarters.

Developments under construction in the Arts District include:



- Museum Tower, a 42-story condo tower with 116 luxury residences

- City Performance Hall, a 750-seat hall that will host performances by Dallas' smaller performing arts organizations

Developments planned in the Arts District include:

- The Spire, a six-building complex that will initially include 360,000 square feet of office, 25,000 square feet of retail, and 36 residential units

- Hall Arts Towers, a $120 million tower with approximately 430,000 square feet of office and 30,000 square feet of retail space

- 2121 Flora, a mixed-use project with a 25-80 room boutique hotel, 80 to 150 condos, and 60,000 square feet of retail space

- Two Arts Plaza, a $150 million, 1.1-million-square-foot, 22-floor mixed-use development with 50 condos on the top floors over office and retail space

- Three Arts Plaza, a 25-floor tower of hotel or office space

Victory Park



Victory Park began with the remediation of a brownfield and the opening of the 42,000-seat, $420 million American Airlines Center. It is a 75-acre mixed-use urban district that includes retail, office, residential, and hotel. It is anchored by the city-owned American Airlines Center (AAC), which is home to the NBA's Dallas Mavericks and the NHL's Dallas Stars. The AAC hosts over 240 events per year and attracts over 3 million visitors. Hillwood, the developer, estimates that Victory Park is seen by over 500,000 vehicles per day.

The Perot Museum of Nature and Science at Victory Park is planned to open in early 2013. The state-of-the-art nature and science museum will supplement existing facilities at Fair Park. Designed by 2005 Pritzker Prize Laureate Thom Mayne, the museum will be built on a 4.7-acre site at the northwest corner of Woodall Rodgers

Freeway and Field Street. The 180,000 square foot building will be approximately 14 stories and will resemble a large cube.

OUTLOOK AND CONCLUSIONS

The area is in the revitalization stage of its life cycle. Given the history of the area and the growth trends, it is anticipated that property values will increase in the near future.

In comparison to other areas in the region, the area is rated as follows:

SURROUNDING AREA ATTRIBUTE RATINGS	
Highway Access	Above Average
Demand Generators	Above Average
Convenience to Support Services	Above Average
Convenience to Public Transportation	Average
Employment Stability	Above Average
Police and Fire Protection	Average
Property Compatibility	Above Average
General Appearance of Properties	Above Average
Appeal to Market	Above Average
Price/Value Trend	Average

SURROUNDING AREA MAP


Subject
4211 Cedar Springs Rd
Dallas, TX 75219
Dallas
Cedar Springs Rd
Dallas North Tollway
Lemmon Ave
Bowser Ave
Holland Ave
Herschel Ave
Newton Ave
Avondale Ave
Irving Ave
Rawlins St
Vandelia St
N Hall St
Douglas Ave
Dickason Ave
Hartford St
Knight St
Throckmorton St
Reagan St
Oak Lawn Ave
Blackburn St
Maple Ave
Cass St
Kings Rd
Raleigh Pl
The Mall
Brown St
Hawthorne Ave
Afton St
Wycliff Ave
Sylvester St
Congress Ave
Fairmount St
Gillespie St
Sale St
Lee Pkwy
Turtle Creek Blvd
Production Dr
Arroyo Ave
Hondo Ave
Vagas St
Knight St
Harry Hines Blvd
Market Center Blvd
Lucas Dr
Welborn St
Hood St
Enid St
Bowen St
Carlisle St
McKinney Ave
N Hall St
Lemmon Ave E
289
354
430B
430A

IRR
Integra Realty Resources

OFFICE MARKET ANALYSIS

METRO AREA OVERVIEW

Supply and demand indicators for office space in the Dallas area, including inventory levels, absorption, vacancy, and rental rates for all classes of space are presented below. The data is provided by *REIS, Inc.*, a recognized source.

DALLAS METRO AREA OFFICE MARKET

Year	Quarter	Inventory (SF)	Completions (SF)	Vacancy %	Net Absorption (SF)	Effective Rental Rate	% Change
2001	Annual	147,792,000	4,764,000	20.7%	-6,442,000	$17.51	-7.0%
2002	Annual	149,899,000	2,999,000	24.5%	-4,061,000	$15.89	-9.3%
2003	Annual	150,927,000	1,060,000	26.7%	-2,485,000	$14.90	-6.2%
2004	Annual	149,615,000	874,000	26.4%	-523,000	$14.57	-2.2%
2005	Annual	149,751,000	810,000	23.8%	4,001,000	$14.80	1.6%
2006	Annual	150,017,000	2,054,000	21.4%	3,854,000	$15.70	6.1%
2007	Annual	151,941,000	2,522,000	21.1%	1,963,000	$16.43	4.6%
2008	Annual	153,174,000	2,690,000	22.9%	-1,896,000	$16.46	0.2%
2009	Annual	153,690,000	1,582,000	24.3%	-1,620,000	$15.19	-7.7%
2010	Annual	153,682,000	362,000	24.5%	-471,000	$14.84	-2.3%

Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

VACANCY RATE VS EFFECTIVE RENTAL RATE



Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

The Dallas office market contains an overall inventory of about 153,682,000 square feet. Overall inventory has increased at a 0.4% annual compound rate since 2001.

The market has generally weakened over the last 4 years. The overall vacancy rate is estimated to be 24.5% as of the current time, which represents a modest increase from a low mark of 21.1% reported in 2007. Absorption turned negative in 2008 as the

effects of the national economic slowdown were felt. Since that time absorption has continued to be negative as vacancy has increased.

The effective rental rate is $14.84 per square foot, which represents a decrease from a high mark of $16.46 per square foot in 2008. Rental rates have decreased an average of -5.0% per year since that time.

SUBMARKET ANALYSIS

The subject is a Class B/C property located in the Oaklawn office submarket. Key supply and demand indicators for all classes of space in this submarket are displayed in the table below, followed by a separate table showing Class B/C properties only.

OAKLAWN SUBMARKET

Year	Quarter	Inventory (SF)	Completions (SF)	Vacancy %	Net Absorption (SF)	Effective Rental Rate	% Change
2001	Annual	1,507,000	0	15.1%	-67,000	$16.35	-8.9%
2002	Annual	1,507,000	0	16.3%	-18,000	$16.39	0.2%
2003	Annual	1,507,000	0	17.0%	-10,000	$15.88	-3.1%
2004	Annual	1,507,000	0	19.6%	-39,000	$15.38	-3.1%
2005	Annual	1,467,000	0	16.1%	19,000	$15.45	0.5%
2006	Annual	1,467,000	0	15.9%	3,000	$16.28	5.4%
2007	Annual	1,467,000	0	10.9%	73,000	$17.26	6.0%
2008	Annual	1,431,000	0	13.7%	-72,000	$18.16	5.2%
2009	Annual	1,431,000	0	20.6%	-99,000	$16.67	-8.2%
2010	Annual	1,431,000	0	21.3%	-10,000	$16.30	-2.2%

Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

SUBMARKET - CLASS B/C PROPERTIES

Year	Quarter	Inventory (SF)	Completions (SF)	Vacancy %	Net Absorption (SF)	Asking Rental Rate	% Change
2001	Annual	656,000	0	10.7%	-16,000	$14.20	-7.7%
2002	Annual	656,000	0	17.5%	-45,000	$14.96	5.4%
2003	Annual	656,000	0	19.5%	-13,000	$14.62	-2.3%
2004	Annual	656,000	0	22.0%	-16,000	$13.32	-8.9%
2005	Annual	616,000	0	17.0%	-1,000	$13.34	0.2%
2006	Annual	616,000	0	20.8%	-23,000	$13.75	3.1%
2007	Annual	616,000	0	14.8%	37,000	$14.53	5.7%
2008	Annual	580,000	0	17.4%	-46,000	$16.02	10.3%
2009	Annual	580,000	0	21.7%	-25,000	$16.01	-0.1%
2010	Annual	580,000	0	17.8%	23,000	$15.34	-4.2%

Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

Supply Analysis

The Oaklawn submarket contains an overall inventory of 1,431,000 square feet, of which 580,000 square feet or 41% are Class B/C properties. The submarket, Class B/C properties included, has not added any new inventory over the past 10 years.

New and Proposed Construction

Within the Oaklawn submarket, there are no planned or proposed office properties.

Vacancy Rate Trends

Vacancy rate trends for the Oaklawn submarket are charted below.

VACANCY RATE COMPARISON



Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

Overall submarket vacancy (all classes of space combined) is estimated at 21.3% as of 2010, which represents a substantial increase from a low mark of 10.9% in 2007. Class B/C vacancy is lower at 17.8% and has increased after hitting a low point of 14.8% in 2007.

Rental Rate Trends

Trends in reported rents for the Oaklawn submarket are shown in the following chart.

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RENTAL RATE COMPARISON



Source: REIS, Inc.; compiled by Integra Realty Resources, Inc.

The average effective rent for the overall submarket is $16.30 per square foot, which represents a decrease from the high mark of $18.16 in 2008. Reported rents have decreased an average of -5.2% per year since that time.

The Class B/C asking rental rate is lower at $15.34 per square foot and has been moving slightly downward since its peak of $16.02 in 2008. *REIS* does not report effective rents for Class B/C properties; therefore, asking rents are used in this analysis.

Demand Analysis

The Oaklawn submarket tends to attract multi-national and local growth-oriented companies active in energy, healthcare, engineering, and financial services among others. The probable space user of the subject would likely fit this market tenant profile.

Given past and current trends in the submarket, the likelihood of increased demand for office space in the short term is limited. However, prospects for the longer term are expected to improve in late 2011/early 2012.

PEER GROUP ANALYSIS

Most relevant to the subject is the demand and supply of its primary competitors (i.e., peer group). A summary of the office buildings considered to be direct competition for the subject is shown below:

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SUMMARY OF COMPETITIVE PROPERTIES						
No.	Property Name/Address	Rentable Area (SF)	Occupancy Rate	Year Built	Rent/ Square Foot	Lease Type
1	2929 Carlisle Dallas, Texas	59,863	64%	1981	$18.00	+ E
2	3219 McKinney Dallas, Texas	22,273	100%	1986	N/A	N/A
3	2603 Oak Lawn Dallas, Texas	34,895	100%	1986	N/A	N/A
4	4145 Travis Street Dallas, Texas	19,537	71%	1981	$16.50	Full Service
5	3738 Oak Lawn Dallas, Texas	27,411	100%	1985	N/A	N/A

COMPETITIVE PROPERTIES MAP



Highland Park
Southwestern Medical Center
Trinity River Greenbelt Park
Elm Fork Creek
Fish Trap Park
Dallas North Tollway
N Central Expy
N Stemmons Fwy
Woodall Rodgers Fwy
Harry Hines Blvd
Mockingbird Ln
Lemmon Ave
Oak Lawn Ave
McKinney Ave
Maple Ave
Cedar Springs Rd
Inwood Rd
Irving Blvd
Loop 354
35E
77
75
45
67
Dallas
Fair Park

OFFICE MARKET OUTLOOK AND CONCLUSIONS

Supply and demand factors in the region for the short term are expected to improve. *REIS* projections below show that rental rates are expected to increase through 2015. Over the same period, vacancy rates are expected to decrease as absorption turns positive.





Over the long run, employment growth in the region should foster absorption of excess supply both in the overall region and in the submarket. It is likely that the supply and demand will require approximately 5 years to achieve equilibrium. Until then, the subject is likely to face a competitive market much like the peer group subset identified above.

In comparison to the region overall, the Oaklawn submarket is rated as follows:

SUBMARKET ATTRIBUTE RATINGS	
Market Size/Stature	Below Average
Market Demand/Rental Increases	Below Average
Vacancy Trends	Above Average
Barriers to Entry	Average
Threat of New Supply	Below Average

PROPERTY ANALYSIS

LAND DESCRIPTION AND ANALYSIS

LOCATION

The property is located on the south corner of Cedar Springs Road and Wycliff-Douglas Connector.

LAND AREA

The following table summarizes the subject's land area.

LAND AREA SUMMARY		
Tax ID	SF	Acres
001616000901A0000	36,589	0.84
Total	36,589	0.84

SHAPE AND DIMENSIONS

The site is irregular in shape, with dimensions of approximately 200 feet in width and 136 feet in depth. Site utility based on shape and dimensions is average.

TOPOGRAPHY

The site is generally level and at street grade. The topography does not result in any particular development limitations.

DRAINAGE

No particular drainage problems were observed or disclosed at the time of field inspection. This appraisal assumes that surface water collection, both on-site and in public streets adjacent to the subject, is adequate.

FLOOD HAZARD STATUS

The following table provides flood hazard information.

FLOOD HAZARD STATUS	
Community Panel Number	48113C0330J
Date	August 23, 2001
Zone	X
Description	Outside of 500-year floodplain
Insurance Required?	No

IRR
Integra Realty Resources

ENVIRONMENTAL HAZARDS

An environmental assessment report was not provided for review, and during our inspection, we did not observe any obvious signs of contamination on or near the subject. However, environmental issues are beyond our scope of expertise. It is assumed that the property is not adversely affected by environmental hazards.

GROUND STABILITY

A soils report was not provided for our review. Based on our inspection of the subject and observation of development on nearby sites, there are no apparent ground stability problems. However, we are not experts in soils analysis. We assume that the subject's soil bearing capacity is sufficient to support the existing improvements.

STREETS, ACCESS AND FRONTAGE

Details pertaining to street access and frontage are provided in the following table.

STREETS, ACCESS AND FRONTAGE

Street	Cedar Springs Road	Douglas Avenue	Wycliff-Douglas Connector
Frontage Feet	185	136	178
Paving	Concrete	Concrete	Concrete
Curbs	Yes	Yes	Yes
Sidewalks	Yes	Yes	Yes
Lanes	Four	Four	Four
Direction of Traffic	NW/SE	NE/SW	E
Condition	Average	Average	Average
Traffic Levels	Moderate-High	Low-Moderate	Moderate
Signals/Traffic Control	Signal Lights	Stop Sign	Signal Lights
Access/Curb Cuts	One	One	One
Visibility	Good	Good	Good

UTILITIES

The availability of utilities to the subject is summarized in the following table.

UTILITIES

Service	Provider
Water	City of Dallas
Sewer	City of Dallas
Electricity	Relient Energy
Natural Gas	Atmos Energy
Local Phone	AT&T

ZONING

The subject is zoned PD-193 with an O-2 overlay by the City of Dallas. A planned development district is a district that accommodates planned associations of various uses such as manufacturing, office commercial or service, residential or any other

combination. The O-2 overlay is intended to encourage moderate to high intensity office development in locations not adjacent to single family development.

According to the local planning department, there are no pending or prospective zoning changes. It appears that the current use of the site is a legally conforming use.

OTHER LAND USE REGULATIONS

We did not receive a title policy and are not aware of any other land use regulations that would affect the property.

EASEMENTS, ENCROACHMENTS AND RESTRICTIONS

We were not provided a current title report to review. We are not aware of any easements, encumbrances, or restrictions that would adversely affect value. Our valuation assumes no adverse easements, encroachments or restrictions and that the subject has a clear and marketable title.

CONCLUSION OF SITE ANALYSIS

Overall, the physical characteristics of the site and the availability of utilities result in functional utility suitable for a variety of uses including those consistent with prevailing land use patterns. There are no other particular restrictions on development noted in the analysis.

ZONING MAP



Integra Realty Resources

FLOOD MAP


STDBONLINE.com
FLOODSOURCE
FLOODSCAPE
PROPERTY ADDRESS:
4211+Cedar+Springs+Rd%2C+Dallas%2C+TX+75219-2602%0D%0A
ZONE AE
ZONE X
North
FLOODSCAPE
Flood Hazards Map
Map Number
48113C0330J
Effective Date
August 23, 2001
Flood Legend
High flood risk
Moderate flood risk
Low flood risk
This report makes no representations or warranties concerning its content, accuracy or completeness.
STDBonline.com
469.574.1234
Powered by FloodSource
877.77.FLOOD
www.floodsource.com
0'
700'
1400'
2100'
2800'

AERIAL MAP



Integra Realty Resources

IMPROVEMENTS DESCRIPTION AND ANALYSIS

OVERVIEW

The subject is an existing single-tenant, Class B office property containing 39,329 square feet of rentable area. The improvements were constructed in 1985, and are 100% leased to GSA of the effective appraisal date. The site area is 0.84 acres, or 36,589 square feet. The following description is based on our inspection of the property and discussions with the sellers broker.

IMPROVEMENTS DESCRIPTION	
Name of Property	GSA Office
General Property Type	Office
Competitive Property Class	B
Occupancy Type	Single Tenant
Percent Leased	100%
Number of Tenants	1
Tenant Size Range (SF)	39,329 - 39,329
Number of Buildings	1
Stories	3
Construction Class	B
Construction Type	Reinforced concrete frame
Construction Quality	Average/Good
Condition	Average
Gross Building Area (SF)	39,329
Rentable Area (SF)	39,329
Building Efficiency Ratio	100.0%
Land Area (SF)	36,589
Floor Area Ratio (RA/Land SF)	1.07
Floor Area Ratio (GBA/Land SF)	1.07
Building Area Source	GSA Lease
Year Built	1985
Year Renovated (est.)	2008
Actual Age (Yrs.)	26
Estimated Effective Age (Yrs.)	25
Estimated Economic Life (Yrs.)	45
Remaining Economic Life (Yrs.)	20
Number of Parking Spaces	120
Parking Type	Surface and parking structure
Parking Spaces/1,000 SF RA	3.05

CONSTRUCTION DETAILS	
Foundation	Concrete Slab
Structural Frame	Fire Resistant Steel
Exterior Walls	Brick/Stone
Windows	Tinted thermal reflective glass windows set in metal framing
Roof	Bitumen System
Interior Finishes	–
Floors	Brick tile in lobby, commercial grade carpet and vinyl floor cover
Walls	Sheetrock with tape, bed, and texture
Ceilings	Acoustic ceiling tiles
Lighting	Flourescent tube light fixtures and recessed can lighting
Floor Plate	13,000
HVAC	Adequate
Electrical	Adequate
Plumbing	Adequate
Elevators	Two
Rest Rooms	One set per floor
Sprinklers	Yes

OCCUPANCY STATUS

The property is 100% leased to a total of 1 tenant. The following table provides a summary of the sizes and percentages leased of the principal building areas.

LOCATIONS AND OCCUPANCY				
Location	Gross Building Area	Rentable Area	Leased SF	% Leased
Office	39,329	39,329	39,329	100.0%
TOTAL	39,329	39,329	39,329	100.0%

IMPROVEMENTS ANALYSIS

Quality and Condition

The improvements are of average/good quality construction and are in average condition. The quality of the subject is considered to be consistent with that of competing properties. Overall, the market appeal of the subject is consistent with that of competing properties.

Functional Utility

The improvements appear to be adequately suited to their current use. Items considered within our analysis include functionality for multi-tenant use, access/exposure, floor plate and/or suite sizes; views, setbacks, elevator placement and floor access, FAR/site coverage effect on marketability, parking ratio, parking access/type, et al. Based on our inspection and consideration of the foregoing, there do not appear to be any significant items of functional obsolescence.

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Deferred Maintenance

No deferred maintenance is apparent from our inspection, and none is identified based on the discussions with management.

Planned Capital Expenditures

There are no planned capital expenditures in the near future and none were projected in this analysis.

ADA Compliance

Based on our inspection and information provided, we are not aware of any ADA issues. However, we are not expert in ADA matters, and further study by an appropriately qualified professional would be recommended to assess ADA compliance.

Hazardous Substances

An environmental assessment report was not provided for review and environmental issues are beyond our scope of expertise. No hazardous substances were observed during our inspection of the improvements; however, we are not qualified to detect such substances. Unless otherwise stated, we assume no hazardous conditions exist on or near the subject.

Personal Property

There are no personal property items that would be significant to the overall valuation.

CONCLUSION OF IMPROVEMENTS ANALYSIS

In comparison to other competitive properties in the region, the subject improvements are rated as follows:

IMPROVEMENTS RATINGS	
Visibility	Average
Design and Appearance	Average
Age/Condition	Average
% Sprinklered	Average
Lobby	Average
Interior Amenities	Average
Floor to ceiling heights	Average
Elevators	Average
Parking Ratios	Average
Distance of Parking to Building Access	Average

Overall the quality, condition, and functional utility of the improvements are typical for their age and location.

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REAL ESTATE TAX ANALYSIS

Real estate tax assessments are administered by Dallas County Appraisal District and are estimated by jurisdiction on a county basis for the subject. The property is located in Dallas County. Real estate taxes in this state and this jurisdiction represent ad valorem taxes, meaning a tax applied in proportion to value. The real estate taxes for an individual property may be determined by dividing the assessed value for a property by 100, then multiplying the estimate by the composite rate. The composite rate is based on tax rates from one or more local taxing district rates. The assessed values are based upon the 100% of the Assessor's market value. Real estate taxes and assessments for the current tax year are shown in the following table.

TAXES AND ASSESSMENTS - 2010					
	Assessed Value			Taxes and Assessments	
Tax ID	Land	Improvements	Total	Tax Rate	Ad Valorem Taxes
001616000901A0000	$1,463,560	$1,096,990	$2,560,550	2.658141%	$68,063

TAX HISTORY		
Tax Year	Total Assessed Value	% Change
2006	$2,351,500	
2007	$2,954,480	25.6%
2008	$3,100,000	4.9%
2009	$2,560,550	-17.4%
2010	$2,560,550	0.0%

Based on the concluded market value of the subject, the assessed value appears less than market value. To check the reasonableness of the subject's assessment and related tax expense, we analyze the assessments of several competitive properties, summarized as follows.

TAX COMPARABLES						
No.	Property Name	SF	Total Assessed Value	Assessed Value/SF	Total Taxes	Taxes/SF
1	3738 Oak Lawn Ave.	27,411	$3,494,900	$127.50	$92,899	$3.39
2	2603 Oak Lawn Ave.	32,156	$2,328,010	$72.40	$61,882	$1.92
3	5920 Forest Park Rd.	60,451	$3,900,000	$64.52	$103,668	$1.71
Subject	GSA Office	39,329	$2,560,550	$65.11	$68,063	$1.73

Tax assessments for comparable properties range from $64.52 to $127.50 per square foot, as compared with the subject at $65.11 per square foot. On balance, the subject's taxes appear reasonable. However, the assessment is below the market value conclusion.

It should be noted that the lease agreement indicates an annual tax adjustment. Specifically, a base year tax expense was established as the first 12 months at full assessment, which was a real estate tax expense of $70,189. Any increases in the tax liability from the base year will be paid by the lessee and any decreases in tax liability from the base year will be in the form of a rental credit or lump sum payment.

IRR
Integra Realty Resources

HIGHEST AND BEST USE ANALYSIS

PROCESS

Before a property can be valued, an opinion of highest and best use must be developed for the subject site, both as if vacant, and as improved or proposed. By definition, the highest and best use must be:

- Physically possible.
- Legally permissible under the zoning regulations and other restrictions that apply to the site.
- Financially feasible.
- Maximally productive, i.e., capable of producing the highest value from among the permissible, possible, and financially feasible uses.

HIGHEST AND BEST USE AS IF VACANT

Physically Possible

The physical characteristics of the site do not appear to impose any unusual restrictions on development. Overall, the physical characteristics of the site and the availability of utilities result in functional utility suitable for a variety of uses.

Legally Permissible

The site is zoned PD-193 with an office overlay. Permitted uses include office, service and supporting uses. To our knowledge, there are no legal restrictions such as easements or deed restrictions that would effectively limit the use of the property. Given prevailing land use patterns in the area, only office use is given further consideration in determining highest and best use of the site, as though vacant.

Financially Feasible

Based on our analysis of the market, there is limited demand for additional office development at the current time. It appears that a newly developed office use on the site would not have a value commensurate with its cost; therefore, office use is not considered to be financially feasible. Nevertheless, we expect an eventual recovery of the market accompanied by a rise in property values to a level that will justify the cost of new construction. Thus, it is anticipated that office development will become financially feasible in the future.

Maximally Productive

There does not appear to be any reasonably probable use of the site that would generate a higher residual land value than holding the property for future development of an office use. Accordingly, it is our opinion that holding the property for future office use, based on the normal market density level permitted by zoning, is the maximally productive use of the property.

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Conclusion

Holding the property for future development of an office use is the only use that meets the four tests of highest and best use. Therefore, it is concluded to be the highest and best use of the property as if vacant.

AS IMPROVED

The subject site is developed with a two-story, single-tenant office building, which is consistent with the highest and best use of the site as if it were vacant.

The existing improvements are currently leased and produce a significant positive cash flow that we expect will continue. Therefore, a continuation of this use is concluded to be financially feasible.

Based on our analysis, there does not appear to be any alternative use that could reasonably be expected to provide a higher present value than the current use, and the value of the existing improved property exceeds the value of the site, as if vacant. For these reasons, continued office use is concluded to be maximally productive, and the highest and best use of the property as improved.

MOST PROBABLE BUYER

Taking into account the size and characteristics of the property and its location, the likely buyer is a national investor such as a REIT, opportunity fund, or pension fund.

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VALUATION ANALYSIS

VALUATION METHODOLOGY

Appraisers usually consider three approaches to estimating the market value of real property. These are the cost approach, sales comparison approach and the income capitalization approach.

The **cost approach** assumes that the informed purchaser would pay no more than the cost of producing a substitute property with the same utility. This approach is particularly applicable when the improvements being appraised are relatively new and represent the highest and best use of the land, or when the property has unique or specialized improvements for which there is little or no sales data from comparable properties.

The **sales comparison approach** assumes that an informed purchaser would pay no more for a property than the cost of acquiring another existing property with the same utility. This approach is especially appropriate when an active market provides sufficient reliable data. The sales comparison approach is less reliable in an inactive market, or when estimating the value of properties for which no directly comparable sales data is available. The sales comparison approach is often relied upon for owner-user properties.

The **income capitalization approach** reflects the market's perception of a relationship between a property's potential income and its market value. This approach converts the anticipated net income from ownership of a property into a value indication through capitalization. The primary methods are direct capitalization and discounted cash flow analysis, with one or both methods applied, as appropriate. This approach is widely used in appraising income-producing properties.

Reconciliation of the various indications into a conclusion of value is based on an evaluation of the quantity and quality of available data in each approach and the applicability of each approach to the property type.

Use of the approaches in this assignment is summarized as follows:

APPROACHES TO VALUE		
Approach	Applicability to Subject	Use in Assignment
Cost Approach	Not applicable	Not Utilized
Sales Comparison Approach	Applicable	Utilized
Income Capitalization Approach	Applicable	Utilized

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SALES COMPARISON APPROACH

The sales comparison approach develops an indication of value by comparing the subject to sales of similar properties. The steps taken to apply the sales comparison approach are:

- Identify relevant property sales;

- Research, assemble, and verify pertinent data for the most relevant sales;

- Analyze the sales for material differences in comparison to the subject;

- Reconcile the analysis of the sales into a value indication for the subject.

To apply the sales comparison approach, we searched for sale transactions most relevant to the subject in terms of property type, location, size, age, quality, and transaction date. For this analysis, we use price per square foot of rentable area as the appropriate unit of comparison because market participants typically compare sale prices and property values on this basis. The sales considered most relevant are summarized in the following table.

SUMMARY OF COMPARABLE IMPROVED SALES

No.	Name/Address	Sale Date	Yr. Built; # Stories; % Occ.	Effective Sale Price	Rentable SF	$/Rentable SF	Cap Rate
1	GSA Building 1101 E. Hackberry Ave. Mcallen Hidalgo County TX	Offering	2010 1 100%	$7,705,222	29,323	$262.77	8.00%
	Comments:	Offering - Subject is a GSA leased office (started 11/2010, 15 years firm). Currently there are offers around an 8.0% cap rate; however, the owner is looking for an offer at a 7.8% cap. Projections utilized are from seller's broker. PGI includes a base rent of $15.30/SF, amortized TI of $3.20/SF, and $11.02/SF of operating expense reimbursements.				
2	Dallas DEA Building 10160 W. Technology Dallas Dallas County TX	Dec-10	2000 3 95%	$11,750,000	71,827	$163.59	7.03%
	Comments:	Property was 100% leased to USGA. Cap rate based on IRR projected income and expenses. Lease term is from 02/2001 to 02/2021 with an early termination option after 02/2011. Lease rate is $27.57/SF for 10 years and decreases to $22.51 in 02/2011.				
3	North Grove Medical 279 North Grove Medical Spartanburg Spartanburg County SC	Sep-10	2009 1 99%	$3,200,000	13,913	$230.00	7.29%
	Comments:	Sale of a medical office building fully leased to the VA for ten years for $16.65 per square foot with pass throughs for taxes, insurance and CAM (estimated at $9.01). Base rent has 4% annual increases.				
4	FBI Building 3301 W. Memorial Rd. Oklahoma City Oklahoma County OK	Jan-09	1998 2 100%	$24,563,000	161,241	$152.34	8.20%
	Comments:	This is a single-tenant, class A, office building originally constructed in 1998 and renovated in 2008. This is a property is leased by the FBI under a 10-year lease. Reported going-in capitalization rate is 8.2% based on income in place.				

COMPARABLE IMPROVED SALES MAP


Sale 4
3301 W Memorial Rd
Oklahoma City, OK
73134
Sale 3
279 North Grove Medical
Park Drive
Spartanburg, SC 29303
Sale 2
10160 Technology Blvd
W
Dallas, TX 75220
Subject
4211 Cedar Springs Rd
Dallas, TX 75219
Offering 1
1101 E Hackberry Ave
McAllen, TX 78501
Gulf of Mexico
Atlantic Ocean
UNITED STATES
MEXICO





Offering 1
GSA Building

Sale 2
Dallas DEA Building





Sale 3
North Grove Medical Park Complex

Sale 4
FBI Building

ADJUSTMENT FACTORS

The sales are compared to the subject and adjusted to account for material differences that affect value. Adjustments are considered for the following factors, in the sequence shown below.

ADJUSTMENT FACTORS	
Effective Sale Price	Accounts for atypical economics of a transaction, such as excess land, non-realty components, expenditures by the buyer at time of purchase, or other similar factors. Usually applied directly to sale price on a lump sum basis.
Real Property Rights	Leased fee, fee simple, leasehold, partial interest, etc.
Financing Terms	Seller financing, or assumption of existing financing, at non-market terms.
Conditions of Sale	Extraordinary motivation of buyer or seller, such as 1031 exchange transaction, assemblage, or forced sale.
Market Conditions	Changes in the economic environment over time that affect the appreciation and depreciation of real estate.
Location	Market or submarket area influences on sale price; surrounding land use influences.
Access/Exposure	Convenience to transportation facilities; ease of site access; visibility from main thoroughfares; traffic counts.
Size	Inverse relationship that often exists between building size and unit value.
Parking	Ratio of parking spaces to building area.
Building to Land Ratio	Ratio of building area to land area; also known as floor area ratio (FAR).
Building Quality	Construction quality, amenities, market appeal, functional utility.
Age/Condition	Effective age; physical condition.
Economic Characteristics	Non-stabilized occupancy, above/below market rents, and other economic factors. Excludes differences in rent levels that are already considered in previous adjustments, such as for location or quality

ANALYSIS AND ADJUSTMENT OF SALES

The analysis and adjustment of the comparable sales is discussed in the following paragraphs.

IRR
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Conditions of Sale

Comparable 1 represents an offering and was adjusted downward for conditions of sale. In sales 2-4, all buyers and sellers in transactions were typically motivated and no adjustment was made for conditions of sale.

Market Conditions

The sales took place from January 2009 to December 2010. Market conditions generally have been relatively flat from mid 2009 to the present. Given the sale date of January 2009 for Sale 4, an upward adjustment for market conditions is warranted to account for declining interest rates and increase in availability of financing.   The remaining sales did not warrant a market conditions adjustment.

Location

A property's location greatly affects its value. This adjustment category considers general market area influences as well as a property's accessibility and visibility from a main thoroughfare. Differing rent levels, occupancy rates or land values are typically good indications that a location adjustment is required. It should be noted that REIS does not cover the City of McAllen and McAllen market data was obtained via the NAI Global Market Overview.

			LOCATION ADJUSTMENT			
Comparable	Submarket	Sale Date	REIS Quarter Surveyed	Average Rent $/SF	Vacancy	% Adjustment
1	None*	Offering	Not Covered	$15.00	2.0%	-20%
2	Stemmons Fwy/Lv Field (Class A/B/C Combined)	Dec-10	4Q2010	$14.65	33.5%	5%
3	Greenville Office (Class A/B/C Combined)	Sep-10	3Q2010	$15.10	27.2%	5%
4	North OK City (Class A/B/C Combined)	Jan-09	4Q2008	$16.43	8.3%	-15%
Subject	Oaklawn (Overall Submarket)		4Q2010	$16.30	21.3%	-

* REIS does not cover McAllen; therefore, data was obtained via NAI

Building Size

The adjustments for building size are illustrated below.

SIZE ADJUSTMENT		
Comparable	Building Size	% Adj.
1	29,323	0%
2	71,827	5%
3	13,913	-10%
4	161,241	5%
Subject	39,329	

Age/Condition

The adjustments for age/condition and finish-out are illustrated below.

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AGE/CONDITION ADJUSTMENT					
Comparable	YOC	Condition	Finish-Out	Building Class	% Adj.
1	2010	Good	Office	A	-15%
2	2000	Avg/Good	Office	A	-10%
3	2009	Good	Medical	A	-25%
4	1998	Avg/Good	Office	B	-10%
Subject	1985	Average	Office		

Economic Characteristics

An economic characteristics adjustment was warranted due to the difference in lease terms, termination clause, tenant credit and rental rates. As previously mentioned, the subject is leased to the US Government with an option to terminate in 2017. A brief summary and adjustment explanation for each comparable is presented below.

- Offering 1 – Represents an offering of a GSA building with initial occupancy in November 2010. There is a 15 year firm term on the lease. A slight downward economic adjustment was warranted.

- Sale 2 – Represents a recently closed sale of a GSA lease (occupied by the DEA). This tenant has a termination option beginning in February 2011. An upward adjustment was warranted.

- Sale 3 – Represents a 2010 sale of a VA office building with a 10 year term remaining. A slight downward adjustment was warranted.

- Sale 4 – Represents the sale of a GSA office (occupied by the FBI) with a termination option in 2019. A slight downward adjustment was warranted.

The following table summarizes the adjustments we make to each sale.

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IMPROVED SALES ADJUSTMENT GRID					
	Subject	Comparable 1	Comparable 2	Comparable 3	Comparable 4
Property Name	GSA Office	GSA Building	Dallas DEA Building	North Grove Medical Park Complex	FBI Building
Address	4211 Cedar Springs Drive	1101 E. Hackberry Ave.	10160 W. Technology Blvd.	279 North Grove Medical Park Drive	3301 W. Memorial Rd.
City	Dallas	Mcallen	Dallas	Spartanburg	Oklahoma City
County	Dallas	Hidalgo	Dallas	Spartanburg	Oklahoma
State	Texas	TX	TX	SC	OK
Sale Date		Offering	Dec-10	Sep-10	Jan-09
Sale Price		$7,705,222	$11,750,000	$3,200,000	$24,563,000
Effective Sale Price		$7,705,222	$11,750,000	$3,200,000	$24,563,000
Rentable Area	39,329	29,323	71,827	13,913	161,241
Land Acres	0.84	3.55	7.51	2.29	8.74
Year Built	1985	2010	2000	2009	1998
Price per SF of Rentable Area		**$262.77**	**$163.59**	**$230.00**	**$152.34**
PROPERTY RIGHTS		Leased Fee	Leased Fee	Leased Fee	Leased Fee
% ADJUSTMENT		0%	0%	0%	0%
FINANCING TERMS		Cash to seller	Cash to seller	Cash to seller	Cash to seller
% ADJUSTMENT		0%	0%	0%	0%
CONDITIONS OF SALE					
% ADJUSTMENT		-15%	0%	0%	0%
MARKET CONDITIONS	3/2/2011	Offering	Dec-10	Sep-10	Jan-09
ANNUAL % ADJUSTMENT	-5%	0%	0%	0%	5%
CUMULATIVE ADJUSTED PRICE		**$223.36**	**$163.59**	**$230.00**	**$159.95**
LOCATION		Superior	Inferior	Inferior	Superior
% ADJUSTMENT		-20%	5%	5%	-15%
SIZE		Similar	Inferior	Superior	Inferior
% ADJUSTMENT		0%	5%	-10%	5%
AGE/CONDITION		Superior	Superior	Superior	Superior
% ADJUSTMENT		-15%	-10%	-25%	-10%
ECONOMIC CHARACTERISTICS		Superior	Inferior	Superior	Superior
% ADJUSTMENT		-15%	5%	-10%	-10%
Net $ Adjustment		**-$111.68**	**$8.18**	**-$92.00**	**-$47.99**
Net % Adjustment		**-50%**	**5%**	**-40%**	**-30%**
Final Adjusted Price		**$111.68**	**$171.77**	**$138.00**	**$111.97**
Overall Adjustment		**-58%**	**5%**	**-40%**	**-27%**
Range of Adjusted Prices		$111.68 - $171.77			
Average		$133.35			
Indicated Value		$118.00			

SUPPLEMENTAL OFFERINGS

In addition to the above offering and closed sale, a local informed the appraisers of two offerings

Offering 1 – Offering 1 is located in the City of Dallas. The subject is a Social Security Administration office building in Dallas County and contains approximately 17,500 square feet of gross building area. Construction on this facility will be completed in 2011 and there will be a 10 year firm lease (13 years total). The facility is offered at an 8.25% cap rate or $389/SF.

Offering 2 – This pending confidential LOI represents a 6 building portfolio. The buildings are located in Texas, Arkansas and Oklahoma. The buildings include 5 Social Security Administration buildings and one Department of Transportation building. The chart below illustrates the pertinent data for the portfolio.

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PORTFOLIO DATA				
Tenant	RSF (Appx.)	Commencement Date	Term	Firm
SSA	8,000	2007	15	10
SSA	16,000	Pending	15	10
SSA	10,000	2010	15	10
SSA	12,000	2010	2	2
SSA	9,200	2000	10	10
DOT	19,000	2004	20	20

Comments: Three of the properties are part of a condiut loan with a balance of $5.8 M, assumable at 5.875% interest, 30 year amoritization with an assumption fee of 1%.

The seller broker's proforma (for the portfolio) NOI totals $1,661,694; however this projection includes an anticipated increase in NOI due to current negotiations to expand one building by 3,000 square feet. Each of the leases has a base rent component with annual CPI increases for operating expenses and a tax expense pass through. The offering price per square foot equates to $254.80.

VALUE INDICATION - SALES COMPARISON APPROACH

Prior to adjustments, the sales reflect a range of $152.34 to $262.77 per square foot. After adjustment, the range is narrowed to $111.68 - $171.77 per square foot, with an average of $133.35 per square foot. To arrive at an indication of value, we place primary consideration on Sales 2 and 4 due to the minimal adjustments.

Based on the preceding analysis, we arrive at a value indication by the sales comparison approach as follows:

VALUE INDICATION BY SALES COMPARISON	
Indicated Value per SF	$118.00
Subject Square Feet	39,329
Indicated Value	$4,640,822
Rounded	$4,600,000

INCOME CAPITALIZATION APPROACH

The income capitalization approach converts anticipated economic benefits of owning real property into a value estimate through capitalization. The steps taken to apply the income capitalization approach are:

- Analyze the revenue potential of the property.

- Consider appropriate allowances for vacancy, collection loss, and operating expenses.

- Calculate net operating income by deducting vacancy, collection loss, and operating expenses from potential income.

- Apply the most appropriate capitalization methods to convert anticipated net income to an indication of value.

The two most common capitalization methods are direct capitalization and discounted cash flow analysis. In direct capitalization, a single year's expected income is divided by an appropriate capitalization rate to arrive at a value indication. In discounted cash flow analysis, anticipated future net income streams and a future resale value are discounted to a present value at an appropriate yield rate.

In this analysis, we use both direct capitalization and discounted cash flow analysis because investors in this property type typically rely on both methods.

LEASED STATUS OF THE PROPERTY

The property is leased to a single tenant. Pertinent lease terms are show below.

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LEASE SYNOPSIS

Lessor:	4211 Cedar Springs Partner, Ltd.
Lessee:	United States, General Services Administration
Leased SF	39,329
Lease Type	Full Service with COLI adjustments
Tenant Paid Expenses	The lease rate includes an operating expense base (excluding RE Taxes) of $187,206 annually and a RE Tax base expense of $70,189. The base year operating expenses are adjusted annually via the Cost of Living Index and the tenant is responsible for any increases over the adjusted base year expenses (a decrease in the COLI will result in an adjusted downward rent).

Commencement:	01/18/08
Expiration:	01/17/23
Term:	180 months or 15.0 years
Remaining Term:	143 months or 11.9 years

Base Rent & Escalations		Period	Months	PSF/Yr	Annual Rent
	Base Term	01/18/08 - 01/17/18	1 - 120	$18.98	$746,464
	Base Term	01/18/18 - 01/17/23	121 - 180	$15.85	$623,365

Current Rent	$746,464
Projected Rent - First Forecast Year	$727,587

Comments:	The tenant may terminate the lease, after 10 years (01/18/2018) by giving 90 days notice in writing to the Lessor.

Leases to the US Government are typically desired as the default risk is extremely low. However, this lease, as to the majority of GSA leases, has a termination option after 10 years with 120 days notice.

The subject lease establishes a base year operating expense and base year real estate tax expense. The subject lease states that beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning, supplies, materials, maintenance, trash removal, landscaping, water, sewer, heating and administrative expense (based on a Cost of Living Index). Any decrease in the Cost of Living Index will result in a downward lease adjustment.

It should be noted that the lease rate for Years 1-10 is inclusive of a "repayment of a cash allowance of $1,169,347.58 amortized over 10 years." This cash allowance, or tenant improvement allowance, equates to $29.73 per square foot.

MARKET RENT ANALYSIS

Contract rents typically establish income for leased space, while market rent is the basis for estimating income for current vacant space and future speculative re-leasing of space due to expired leases. Also, it is important to compare current contract rent levels with market rent levels. To estimate market rent for the subject, we searched for comparable rentals within the following parameters:

- Location: Dallas area

- Building Class: Class B/C

- Date: January 2009 to present

- Size: Leases over 14,000 square feet

Comparable rentals considered most relevant are summarized in the following table.

							Lease	Term			
No.	Property Information	Description			Tenant	SF	Start	(Mos.)	Rent/SF	TI/SF	Lease Type
1	9400 NCX Building	Yr Blt.	1981		Promotional Network	38,552	12/10	64	$15.00	$7.00	Modified Gross
	9400 N. Central Expy.	Stories:	16								
	Dallas	RA:	392,457								
	Dallas County	Parking Ratio:	1.7 /1,000								
	TX										
	Comments: Renewal, 4 months free, $0.50/SF annual increases, $7.00/SF Ti allowance.										
2	Plaza of the Americas	Yr Blt.	1979		Saville Dodgen	17,681	03/10	96	$19.00	$15.00	Modified Gross
	600 N. Pearl Street	Stories:	25								
	Dallas	RA:	1,213,264								
	Dallas County	Parking Ratio:	0.4 /1,000								
	TX										
	Comments: Gross +E. Renewal. $15.00 TI allowance.										
3	Empire Center	Yr Blt.	1971		Parkland Health & Hospital System	67,500	09/09	74	$12.22	$8.00	Net
	8435 N. Stemmons Fwy	Stories:	11								
	Dallas	RA:	230,000								
	Dallas County	Parking Ratio:	–								
	TX										
	Comments: Year 1: $12.22 PSF, 2: $12.48 PSF, 3: $12.72 PSF, 4: $12.97 PSF, 5: $13.22 PSF, 6: $13.47 PSF. Lease is plus electric. Parking is at 6:1,000 SF. $8/SF TI allowance or $540,000 provided. Expenses and CAM are estimated to be $247,000 in Year 1. Lease has termination option ($255,000 fee). Includes 3 months free rent.										
4	Founders Square	Yr Blt.	1917		Burleson, Pate & Gibson	14,000	03/09	90	$14.00	N/A	Net
	900 Jackson Street	Stories:	7								
	Dallas	RA:	273,694								
	Dallas County	Parking Ratio:	0.7 /1,000								
	TX										
	Comments: New lease. Lease commences at $14 PSF and contains a couple months of free rent. Rent increases to a maximum of $17.50 during the term. Effective rental rate reported by property manager to be $15/SF. Tenant pays E which is estimated to be $1.90 PSF in this building. Parking is additional $110 per month per space for covered/unreserved and $140/mo./space for covered reserved.										

SUMMARY OF COMPARABLE RENTALS - OFFICE

COMPARABLE RENTALS MAP


Lease 1
9400 US-75 N
Dallas, TX 75231
Lease 3
8435 N Stemmons Frwy
Dallas, TX 75247
Subject
4211 Cedar Springs Rd
Dallas, TX 75219
Lease 2
600 N Pearl St
Dallas, TX 75201
Lease 4
900 Jackson St
Dallas, TX 75202



Lease 1
9400 NCX Building



Lease 2
Plaza of the Americas



Lease 3
Empire Center



Lease 4
Founders Square

Rental Analysis Factors

The following elements of comparison are considered in our analysis of the comparable rentals.

RENTAL ANALYSIS FACTORS	
Expense Structure	Division of expense responsibilities between landlord and tenants.
Conditions of Lease	Extraordinary motivations of either landlord or tenant to complete the transaction.
Market Conditions	Changes in the economic environment over time that affect the appreciation and depreciation of real estate.
Location	Market or submarket area influences on rent; surrounding land use influences.
Access/Exposure	Convenience to transportation facilities; ease of site access; visibility from main thoroughfares; traffic counts.
Size	Difference in rental rates that is often attributable to variation in sizes of leased space.
Building Quality	Construction quality, amenities, market appeal, functional utility.
Age/Condition	Effective age; physical condition.
Economic Characteristics	Variations in rental rate attributable to such factors as free rent or other concessions, pattern of rent changes over lease term, or tenant improvement allowances.

Expense Structure Adjustment

As previously stated, the subject is operating on a modified expense basis with a Cost of Living Index annual adjustment. Specifically, the lease stipulates the initial base operating cost is $187,206. Furthermore, a base year tax expense was established as the first 12 months at full assessment, which was a real estate tax expense of $70,189.

The subject lease states that beginning with the second year of the lease and each year thereafter, the Government shall pay adjusted rent for changes in costs for cleaning, supplies, materials, maintenance, trash removal, landscaping, water, sewer, heating and administrative expense (based on a Cost of Living Index). Any decrease in the Cost of Living Index will result in a downward lease adjustment.

The lease comparables have various expense structures, ranging from full service (tenant pays no expenses) to net (tenant pays all expenses). Therefore, expense structure adjustments were warranted. Each expense structure adjustment is included in the analysis of comparable rentals below.

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Analysis of Comparable Rentals

Lease 1 is the December 2010 lease of 38,552 square feet to Promotional Network, located at 9400 N. Central Expressway in the City of Dallas. The rent is $15.00 per square foot, modified gross. The locational attributes (overall vacancy rate and rental rates) of this area are slightly inferior in comparison to the subject and an upward adjustment was warranted. This lease has superior access and exposure and was adjusted downward. This comparable is slightly inferior in age/condition with an upward adjustment warranted. All other aspects are similar to the subject and no additional adjustments were warranted.

With regards to expense structure, this comparable is quoted on a modified gross expense basis. Specifically, the tenant is responsible for any expenses over a base year stop. This lease was adjusted upward as the tenant will be responsible for any increases in operating expenses, not limited to a COLI adjustment.

Lease 2 is the March 2010 lease of 17,681 square feet to Saville Dodgen, located at Plaza of the Americas, 600 N. Pearl Street in the City of Dallas. The rent is $19.00 per square foot, modified gross. This lease comparable is located in the Dallas CBD and did not warrant an adjustment for location or access/exposure characteristics. This comparable is similar in age/condition with no adjustment warranted. Building quality of this comparable is slightly superior in comparison to the subject with a downward adjustment. Overall, this specific lease is smaller in size and was adjusted downward.

With regards to expense structure, this comparable is quoted on a modified gross expense basis. Specifically, the tenant is responsible for any expenses over a base year stop. This lease was adjusted upward as the tenant will be responsible for any increases in operating expenses, not limited to a COLI adjustment.

Lease 3 the September 2009 lease of 67,500 square feet to Parkland Health & Hospital System, located at 8435 N. Stemmons Freeway in the City of Dallas. The rent is $12.22 per square foot, net. The locational attributes (overall vacancy rate and rental rates) of this area are slightly inferior in comparison to the subject and an upward adjustment was warranted. This lease has superior access and exposure and was adjusted downward. This comparable is similar in age/condition with no adjustment warranted.

With regards to expense structure, this comparable is quoted on a net expense basis in which the tenant is responsible for all operating expenses. An upward expense structure adjustment of $5.60/SF was warranted (appraiser estimates of taxes @ $0.75/SF, insurance @ $0.20/SF, CAM @ $ 2.75/SF, electricity $1.90/SF).

Lease 4 is the March 2009 lease of 14,000 square feet to Burleson, Pate & Gibson, located at Founders Square, 900 Jackson Street, Dallas, Dallas County, TX. The rent is $14.00 per square foot, net. This lease comparable is also located in the Dallas CBD and did not warrant an adjustment for location or access/exposure characteristics. This comparable is inferior in age/condition with an upward adjustment warranted. This

specific lease is smaller in size and was adjusted downward. The comparable is similar in all other aspects and no additional adjustments were warranted.

With regards to expense structure, this comparable is quoted on a net expense basis in which the tenant is responsible for all operating expenses. An upward expense structure adjustment of $5.86/SF was warranted (appraiser estimates of taxes @ $1.01/SF, insurance @ $0.20/SF, CAM @ $ 2.75/SF, electricity $1.90/SF).

The following table summarizes the adjustments we make to each comparable.

RENTAL ADJUSTMENT GRID - OFFICE					
Office	Subject	Comparable 1	Comparable 2	Comparable 3	Comparable 4
Property Name	GSA Office	9400 NCX Building	Plaza of the Americas	Empire Center	Founders Square
Address	4211 Cedar Springs Drive	9400 N. Central Expy.	600 N. Pearl Street	8435 N. Stemmons Fwy	900 Jackson Street
City	Dallas	Dallas	Dallas	Dallas	Dallas
County	Dallas	Dallas	Dallas	Dallas	Dallas
State	Texas	TX	TX	TX	TX
Lease Start Date	Jan-08	Dec-10	Mar-10	Sep-09	Mar-09
Lease Term (Months)	180	64	96	74	90
Tenant Name	United States, General Services Administration	Promotional Network	Saville Dodgen	Parkland Health & Hospital System	Burleson, Pate & Gibson
Leased SF	39,329	38,552	17,681	67,500	14,000
Lease Type	Full Service with COLI adjustments	Modified Gross	Modified Gross	Net	Net
TI per RSF	$1,985.00	$7.00	$15.00	$8.00	N/A
Base Rent Per Rentable SF		**$15.00**	**$19.00**	**$12.22**	**$14.00**
EXPENSE STRUCTURE					
$ ADJUSTMENT		$1.00	$1.00	$5.60	$5.86
CONDITIONS OF LEASE					
$ ADJUSTMENT		$0.00	$0.00	$0.00	$0.00
MARKET CONDITIONS	3/2/2011	December-10	March-10	September-09	March-09
ANNUAL % ADJUSTMENT	0%	0%	0%	0%	0%
CUMULATIVE ADJUSTED RENT		**$16.00**	**$20.00**	**$17.82**	**$19.86**
LOCATION		Inferior	Similar	Inferior	Similar
% ADJUSTMENT		10%	0%	10%	0%
ACCESS/EXPOSURE		Superior	Similar	Superior	Similar
% ADJUSTMENT		-5%	0%	-5%	0%
SIZE		Similar	Superior	Inferior	Superior
% ADJUSTMENT		0%	-10%	5%	-10%
BUILDING QUALITY		Similar	Superior	Similar	Similar
% ADJUSTMENT		0%	-5%	0%	0%
AGE/CONDITION		Inferior	Similar	Similar	Inferior
% ADJUSTMENT		10%	0%	0%	10%
ECONOMIC CHARACTERISTICS		Similar	Similar	Similar	Similar
% ADJUSTMENT		0%	0%	0%	0%
Net $ Adjustment		**$2.40**	**-$3.00**	**$1.78**	**$0.00**
Net % Adjustment		**15%**	**-15%**	**10%**	**0%**
Final Adjusted Price		**$18.40**	**$17.00**	**$19.60**	**$19.86**
Overall Adjustment		**23%**	**-11%**	**60%**	**42%**
Range of Adjusted Rents	$17.00 - $19.86				
Average	$18.71				
Indicated Rent	$18.50				

Supplemental Lease Offerings

In addition to the above confirmed leases, the immediate area was surveyed to determine asking rates for directly competing properties. The chart below illustrates the pertinent lease offering information.

SUPPLEMENTAL LEASE OFFERINGS

Property/Location	Overall Size (SF)	Suite Available (SF)	Asking Rate	Comments
5401 North Central Expressway - Dallas	46,597	23,000	$22 +E	23,000 SF suite represents the owner's suite; minimal TI
3333 Welborn - Dallas	45,518	36,274	$19-$22 +E	Negotiable TI allowance; leasing and sales activity has picked up since the beginning of the year
1909 Woodall Rodgers - Dallas	83,125	15,215	$16-$20 +E	TI will range from $15-$20 PSF; Concessions of 3-5 months on a 5 year lease


Subject
4211 Cedar Springs Rd
Dallas, TX 75219
Lease Offering 1
5401 N Central Expy
Dallas, TX 75205
Lease Offering 2
3333 Welborn St
Dallas, TX 75219
Lease Offering 3
1909 Woodall Rodgers
Frwy
Dallas, TX 75201
Dallas
Dallas Love Field
University Park
Trinity River Greenbelt Park
Oak Lawn
Arts District
Deep Ellum
Randall Park
Copyright © and (P) 1988-2008 Microsoft Corporation and/or its suppliers. All rights reserved.

In the previous chart, the asking rents range from $16.00 to $22.00 per square foot on a plus electric expense basis. The subject is most similar to the Welborn property due to overall suite size and locational characteristics (lack of visibility from an arterial route). In addition to the above lease offerings, Mr. Al Paniagua with Swearingen stated a probable lease rate for our subject property would be in the "high teens" at $17.00+$19.00 on a plus electric expense basis.

Market Rent Conclusion

After analysis, the overall range is $17.00 - $19.86 per square foot. Given the subject's location on Cedar Springs and its low-rise construction and the lease offerings, a rent in the middle of the range is most applicable to the subject. With consideration to tenant improvement allowances, the chart below illustrates recent TI allowances for office space (over 10,000 SF sized tenants) in the DFW area.

TENANT IMPROVEMENT COMPARABLES

Location	Tenant	Size	Term	NEW TI/SF	RENEWAL TI/SF	Expense Basis	Comments
Legacy Circle One	Alliance Data Systems	85,000	132	$37.00		+E	12 months free, Class A
The Crossings II	Risk Management Solutions	12,529	88	$25.00		+E	New lease, 5 months free
One Galleria	Mentor Graphics	13,325	66	$20.00		+E	New lease, 6 months free
Parkway Center IV	Strayer University	15,278	86	$30.00		+E	New lease, 2 months free
International Business Park	Goodman Networks	45,600	65		$5.00	+E	Renewal
One Legacy Town Center	Healthcare Coalition	18,624	90		$10.00	+E	Renewal; 6 months free
Democracy Place	Women of Faith	23,148	90	$25.00		FS	New lease, 6 months free
Providence Towers	FLOUR	17,731	41		$6.00	+E	Renewal; 4.5 months free
Parkway Centre III	Cirro Energy	24,555	132	$20.00		+E	New, 12 months free
The Belredere	Stonehouse Technologies	14,252	36		$7.50	+E	Renewal
Range				$20-$37	$5-10		

Based on the preceding analysis of comparable rentals and supplemental data above, we conclude market lease terms for the subject as follows:

CONCLUDED MARKET LEASE TERMS

Space Type	SF	Market Rent/ SF/Yr	Rent Escal.	Lease Type	Lease Term (Mos.)	Free Rent (Mos.)	TI/SF New	TI/SF Renew
Office	39,329	$18.50	$0.50/year	Gross	60	0	$25.00	$12.00

DIRECT CAPITALIZATION METHOD

The first ten years of the subject's lease includes a 10-year repayment of re-fit allowance. Consequently, annual rent declines in 2018 from $18.98 to $15.85 per square foot provided GSA does not exercise their termination option. Due to the rental rate decrease in 2018, the direct capitalization method was modified to include the 2018 rental rate of $15.85/SF and Year 1 operating expense projections. The present value of the excess contract rent ($18.98/SF-$15.85/SF @ 7 years) was added to arrive at an as is value conclusion.

ESTIMATE OF GROSS INCOME

Potential Gross Rent

As stated above, potential gross rent is based on contract rent in 2018.

Expense Reimbursements

Operating Expenses - As previously stated, the tenant will reimburse the owner for any expenses (which include cleaning, supplies, materials, maintenance, trash removal, landscaping, water, sewer, heating, electricity and administrative expense) over a base cost, with an annual CPI adjustment.

The lease stipulates the initial base operating cost was $112,874. The tenant is responsible for the CPI change in the base year operating cost. The annual increase in the base operating cost is determined by multiplying the base rate by the percent of change in the Cost of Living Index. The percent change is computed by comparing the index figured published for the month prior to the lease commencement date with the index figure published for the month which begins each successive 12 month period.

Real Estate Taxes - The lease agreement indicates an annual tax adjustment. Specifically, a base year tax expense was established as the first 12 months at full assessment, which was a real estate tax expense of $70,189. Any increases in the tax liability from the base year will be paid by the lessee and any decreases in tax liability from the base year will be in the form of a rental credit or lump sum payment.

In the historical operating income and expenses, the $151,301 in 2009 and -$13,485 were time adjustments for shortages and overpayments in prior periods. The 2011 Budget of $5,392 is a projection in the CPI adjustment for the base year expenses.

Vacancy & Collection Loss

As the tenant is GSA, no vacancy and collection loss was projected.

Other Income – CPI Expense Adjustment

Per the subject lease agreement, the tenant is responsible for paying adjusted rent for changes in operating expense. The adjustment is determined by multiplying the base rate by the cumulative percent change in the Cost of Living Index. The change is computed by comparing the index figure published in the month of the lease commencement date (January 2008 index) with each successive 12 month period. Specifically, the commencement date of the lease is January 2008. The CPI Index in January 2008 was 211.080.

A 3% annual index increase was projected for the holding period. The reimbursement due to the landlord is the difference between the base year operating expense ($187,206) and the current escalated operating expense.

The chart below illustrates the historical index and relative adjustment.

COST OF LIVING INDEX ADJUSTMENT

Month	Year	Projected Annual Increase	Index	Cumulative % Change from Base Year 2008	CPI Adjusted Operating Base Expense	Reimbursement Due To LL	Argus Projection (Rounded to Thousands)
January	2008	-	211.080	Base Year	$187,206	-	-
January	2009	-	211.143	0.03%	$187,262	$56	-
January	2010	-	216.687	2.66%	$192,179	$4,973	-
January	2011	-	220.223	4.33%	$195,315	$8,109	-
Projection	2012	3%	226.830	7.46%	$201,174	$13,968	$14,000
Projection	2013	3%	233.635	10.69%	$207,210	$20,004	$20,000
Projection	2014	3%	240.644	14.01%	$213,426	$26,220	$26,000
Projection	2015	3%	247.863	17.43%	$219,829	$32,623	$33,000
Projection	2016	3%	255.299	20.95%	$226,423	$39,217	$39,000
Projection	2017	3%	262.958	24.58%	$233,216	$46,010	$46,000
Projection	2018	3%	270.847	28.31%	$240,213	$53,007	$53,000
Projection	2019	3%	278.972	32.16%	$247,419	$60,213	$60,000
Projection	2020	3%	287.341	36.13%	$254,842	$67,636	$68,000
Projection	2021	3%	295.961	40.21%	$262,487	$75,281	$75,000
Projection	2022	3%	304.840	44.42%	$270,361	$83,155	$83,000
Projection	2023	3%	313.985	48.75%	$278,472	Tenant Rolls (N/A)	
Projection	2024	3%	323.405	53.21%	$286,827		
Projection	2025	3%	333.107	57.81%	$295,431		
Projection	2026	3%	343.100	62.55%	$304,294		

Source: US Department of Labor

Effective Gross Income

Based on the preceding estimates of potential gross income less allowance for vacancy and collection loss, effective gross income is calculated at $637,365.

ANALYSIS OF OPERATING EXPENSES

We requested three years of historical operating data, year-to-date figures, and a current budget for the property. We were provided with all requested information.

To develop projections of stabilized operating expenses, we analyze the subject's expenses and comparable data. The following table summarizes our analysis. As appropriate, the owner's operating expenses are reclassified into standard categories and exclude items that do not reflect normal operating expenses for this type of property.

OPERATING HISTORY & PROJECTIONS

	Actual 2009	Actual 2010	Budget 2011	IRR Proj. As Is	IRR Projection @ $15.85/SF
INCOME					
Base Rent	$746,464	$746,464	$746,464	$746,464	$623,365
Expense Reimbursements	$151,301 *	-$13,485 **	$5,392	$14,000	$14,000
Net Parking Income	$0	$0	$0	$0	$0
POTENTIAL GROSS INCOME*	$897,765	$732,979	$751,856	$760,464	$637,365
Vacancy at 0.0%	$0	$0	$0	$0	$0
Collection Loss at 0.0%				$0	$0
Other Income	$302	$1,918	$0	$0	$0
Base Rent Abatement	$0	$0	$0	$0	$0
EFFECTIVE GROSS INCOME	$898,067	$734,897	$751,856	$760,464	$637,365
EXPENSES					
Real Estate Taxes	$67,123	$68,063	$70,163	$68,063	$68,063
Insurance	$8,566	$7,677	$7,677	$7,866	$7,866
Utilities	$90,326	$88,611	$81,111	$81,804	$81,804
Repairs/Maintenance	$63,367	$38,959	$38,039	$39,329	$39,329
Cleaning/Janitorial	$76,506	$68,043	$58,143	$58,207	$58,207
Grounds	$4,279	$5,392	$5,392	$5,506	$5,506
General/Administrative	$27,821	$15,053	$5,139	$5,113	$5,113
Management	$30,377	$30,377	$30,377	$30,377	$30,377
Non-reimburseable Expenses	$0	$0	$0	$0	$0
Replacement Reserves	$0	$0	$0	$5,899	$5,899
TOTAL EXPENSES	$368,365	$322,175	$296,041	$302,164	$302,164
NET OPERATING INCOME	$529,702	$412,722	$455,815	$458,300	$335,200
INCOME PER SQUARE FOOT					
Base Rent	$18.98	$18.98	$18.98	$18.98	$15.85
Expense Reimbursements	$3.85	-$0.34	$0.14	$0.36	$0.36
Net Parking Income	$0.00	$0.00	$0.00	$0.00	$0.00
POTENTIAL GROSS INCOME PER SF	$22.83	$18.64	$19.12	$19.34	$16.21
Vacancy at 0.0%	$0.00	$0.00	$0.00	$0.00	$0.00
Collection Loss at 0.0%				$0.00	$0.00
Other Income	$0.01	$0.05	$0.00	$0.00	$0.00
Base Rent Abatement	$0.00	$0.00	$0.00	$0.00	$0.00
EFFECTIVE GROSS INCOME PER SF	$22.83	$18.69	$19.12	$19.34	$16.21
EXPENSES PER SQUARE FOOT					
Real Estate Taxes	$1.71	$1.73	$1.78	$1.73	$1.73
Insurance	$0.22	$0.20	$0.20	$0.20	$0.20
Utilities	$2.30	$2.25	$2.06	$2.08	$2.08
Repairs/Maintenance	$1.61	$0.99	$0.97	$1.00	$1.00
Cleaning/Janitorial	$1.95	$1.73	$1.48	$1.48	$1.48
Grounds	$0.11	$0.14	$0.14	$0.14	$0.14
General/Administrative	$0.71	$0.38	$0.13	$0.13	$0.13
Management	$0.77	$0.77	$0.77	$0.77	$0.77
Non-reimburseable Expenses	$0.00	$0.00	$0.00	$0.00	$0.00
Replacement Reserves	$0.00	$0.00	$0.00	$0.15	$0.15
TOTAL EXPENSES PER SQUARE FOOT	$9.37	$8.19	$7.53	$7.68	$7.68
NOI PER SQUARE FOOT	$13.47	$10.49	$11.59	$11.65	$8.52
Rentable Area (SF):	39,329	39,329	39,329	39,329	39,329

*   The $151,301 expense reimbursements was a one time adjustment for payment shortages in prior period.

**   The -$13,485 expense reimbursement was was a one time adjustment for payment excess in prior period.

Unit expense data for the subject and comparable properties are summarized in the following table.

EXPENSE ANALYSIS PER SQUARE FOOT								
	Comp Data*				Subject			
	Comp 1	Comp 2	Comp 3	BOMA	Historical and Projected Expenses			
Year Built	2000	1999	2008		1985			
SF	71,827	160,000	164,333		39,329			
	Annualized		Annualized					
Type	(11 Mo.)	Annual	(11 Mo)		Actual	Actual	Budget	IRR
Year	2010	2010	2010	2008	2009	2010	2011	Projection
Real Estate Taxes	$2.11	$2.54	$4.09	$2.70	$1.71	$1.73	$1.78	$1.73
Insurance	$0.15	$0.06	$0.20	$0.17	$0.22	$0.20	$0.20	$0.20
Utilities	$3.74	$0.00	$2.86	$2.60	$2.30	$2.25	$2.06	$2.08
Repairs/Maintenance	$1.78	$0.93	$1.01	$1.35	$1.61	$0.99	$0.97	$1.00
Cleaning/Janitorial	$1.30	$1.03	$1.18	$0.85	$1.95	$1.73	$1.48	$1.48
Grounds	$0.23	$0.26	$0.24	$0.17	$0.11	$0.14	$0.14	$0.14
General/Administrative	$0.40	$0.06	$0.03	$1.66	$0.71	$0.38	$0.13	$0.13
Management	$0.58	$0.64	$0.63	$0.49	$0.77	$0.77	$0.77	$0.77
Non-reimburseable Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total	$10.29	$5.52	$10.24	$9.99	$9.37	$8.19	$7.53	$7.68

*Comp 1:   Confidential , GSA Building, Dallas, Texas
Comp 2:   Confidential, Single Tenant Mid Rise, Irving, Texas
Comp 3:   Confidential, Single Tenant Mid Rise, Tarrant County, Texas

It should be noted that Comp 2 excludes a utility expense as the tenant is directly responsible for utilities. Excluding the utility expense from the subject historical expenses, the historical expenses range from $5.94 to $7.07 per square foot, compared to the total expense of Comp 2 at $5.52/SF.

Operating Expense Analysis by Category

Discussions of our operating expense projections are presented in the following paragraphs.

Real Estate Taxes

This expense category includes all local, county, and state property tax levies. Our projection is based on the property assessment and tax rate for the subject, as discussed previously in the Real Estate Tax Analysis.

REAL ESTATE TAXES DETAIL								
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$67,123	$68,063	$70,163	$68,063
% of EGI	0.0%	15.5%	0.0%	–	7.5%	9.3%	9.3%	9.0%
$/SF	$2.11	$2.54	$4.09	$2.70	$1.71	$1.73	$1.78	$1.73

Insurance

Insurance expense includes property and casualty insurance for the subject. Our projection is consistent with the subject's expenses and comparable data.

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INSURANCE DETAIL							
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$8,566	$7,677	$7,677	$7,866
% of EGI	0.0%	0.3%	0.0%	–	1.0%	1.0%	1.0%	1.0%
$/SF	$0.15	$0.06	$0.20	$0.17	$0.22	$0.20	$0.20	$0.20

Utilities

Utility charges include water, sewer, gas, and electricity expenses, all of which are centrally metered and billed to the owner. Based on conversations with the seller's broker, the 2010 utility figure was above average due to a water leak and a higher electricity expense due to a higher electricity rate for 2 months between contracts for the electric service provider. Our projection is consistent with the subject's expenses and comparable data.

UTILITIES DETAIL							
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$90,326	$88,611	$81,111	$81,804
% of EGI	0.0%	0.0%	0.0%	–	10.1%	12.1%	10.8%	10.8%
$/SF	$3.74	$0.00	$2.86	$2.60	$2.30	$2.25	$2.06	$2.08

Repairs/Maintenance

Repairs and maintenance includes expenditures to repair and maintain mechanical systems and structural components, encompassing payroll and contract costs, as appropriate. Excluded are alterations and major replacements, which are considered capital costs rather than periodic expenses. The 2009 maintenance and repairs expense included an exterior repair for the parking lot, elevator and HVAC repairs and roof repairs. Our projection is consistent with the subject's expenses and comparable data.

REPAIRS/MAINTENANCE DETAIL							
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$63,367	$38,959	$38,039	$39,329
% of EGI	0.0%	5.6%	0.0%	–	7.1%	5.3%	5.1%	5.2%
$/SF	$1.78	$0.93	$1.01	$1.35	$1.61	$0.99	$0.97	$1.00

Cleaning/Janitorial

The cleaning/janitorial category includes contract janitorial services and supplies, window cleaning, and trash removal. The 2010 cleaning/janitorial expense was below the 2009 figures due to a new cleaning contract. Our projection is consistent with the subject's expenses and comparable data.

CLEANING/JANITORIAL DETAIL							
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$76,506	$68,043	$58,143	$58,207
% of EGI	0.0%	6.3%	0.0%	–	8.5%	9.3%	7.7%	7.7%
$/SF	$1.30	$1.03	$1.18	$0.85	$1.95	$1.73	$1.48	$1.48

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Grounds

Grounds expense includes landscaping maintenance and snow removal, if applicable. Our projection is consistent with the subject's expenses and comparable data.

GROUNDS DETAIL								
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$4,279	$5,392	$5,392	$5,506
% of EGI	0.0%	1.6%	0.0%	–	0.5%	0.7%	0.7%	0.7%
$/SF	$0.23	$0.26	$0.24	$0.17	$0.11	$0.14	$0.14	$0.14

General/Administrative

General and administrative expenses consist of payroll and benefits expenses for on-site management staff and related office expenses. Also included are legal, accounting and other professional fees, license fees, and business taxes. The 2009 general and administrative expense was higher than 2010 due to a non-recurring legal fee. Our projection is consistent with the subject's expenses and comparable data.

GENERAL/ADMINISTRATIVE DETAIL								
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$27,821	$15,053	$5,139	$5,113
% of EGI	0.0%	0.4%	0.0%	–	3.1%	2.0%	0.7%	0.7%
$/SF	$0.40	$0.06	$0.03	$1.66	$0.71	$0.38	$0.13	$0.13

Management

Management fees are considered an expense of operation, whether the services are contracted or provided by the property owner. Typical management fees for properties of this type range from 3.0% to 5.0%. Considering that the subject is a single-tenant property with minimal management needs, we project an overall management fee of 4.0% of effective gross income.

MANAGEMENT DETAIL								
	Comp 1 2010	Comp 2 2010	Comp 3 2010	BOMA 2008	Actual 2009	Actual 2010	Budget 2011	IRR Proj. - As Is
Total	–	–	–	–	$30,377	$30,377	$30,377	$30,377
% of EGI	0.0%	3.9%	0.0%	–	3.4%	4.1%	4.0%	4.0%
$/SF	$0.58	$0.64	$0.63	$0.49	$0.77	$0.77	$0.77	$0.77

Replacement Reserves

For the subject property type and local market, it is customary to include replacement reserves as an expense line item in developing an estimate of net operating income.

Total Operating Expenses

Total operating expenses are projected at 47.4% of PGI.

NET OPERATING INCOME

Based on the preceding income and expense projections, net operating income is projected at $335,200.

CAPITALIZATION RATE SELECTION

A capitalization rate is used to convert net income into an indication of value. Selection of an appropriate capitalization rate considers the future income pattern of the property and investment risk associated with ownership. We use the following methods to derive a capitalization rate for the subject: analysis of comparable sales, review of national investor surveys, and the band of investment method.

Analysis of Comparable Sales

Capitalization rates derived from comparable sales are shown in the following table.

					Effective	
No.	Property Name	Year Built	Sale Date	Rentable Area	Price /SF	Overall Cap Rate
1	GSA Building	2010	Offering	29,323	$262.77	8.00%
2	Dallas DEA Building	2000	Dec-10	71,827	$163.59	7.03%
3	North Grove Medical Park	2009	Sep-10	13,913	$230.00	7.29%
4	FBI Building	1998	Jan-09	161,241	$152.34	8.20%
5	Offering - City of Dallas GSA	2011	Offering	17,500	N/A	8.25%
	Average (Mean) Cap Rate:					7.75%

CAPITALIZATION RATE COMPARABLES

Based on this information, a capitalization rate within a range 7.03% to 8.25% could be expected for the subject. Given the location and building characteristics of the subject, a cap rate within the above range is thought to be reasonable.

Market Participant Survey

MARKET PARTICIPANT SURVEY
CAPITALIZATION RATES

Respondent	Comments
Eric Mackey (CBRE)	GSA buildings can have lower cap rates due to the "full faith of the US Government", however, factors that should be considered include property age/condition, location and termination option.

National Investor Surveys

Data pertaining to investment grade properties from the PWC, ACLI, and Viewpoint surveys are summarized below.

	IRR-Viewpoint Year End 2010 National CBD Office	IRR-Viewpoint Year End 2010 National Suburban Office	PwC 4Q-2010 National CBD Office	PwC 4Q-2010 National Suburban Office	ACLI 3Q-2010 National Office
CAPITALIZATION RATE SURVEYS – OFFICE PROPERTIES					
Range	6.25%-12.75%	7.0% - 10.25%	5.50%-10.50%	6.00%-11.50%	NA
Average	8.38%	8.50%	7.53%	8.17%	7.2%

Source: IRR-Viewpoint 2011; PwC Real Estate Investor Survey; American Council of Life Insurers Investment Bulletin.

CAPITALIZATION RATE TRENDS - OFFICE PROPERTIES



	1Q-09	2Q-09	3Q-09	4Q-09	1Q-10	2Q-10	3Q-10	4Q-10
CBD	7.52	7.94	8.11	8.24	8.35	8.15	8.01	7.53
SUBURB	8.17	8.24	8.72	8.75	8.79	8.60	8.40	8.17
ACLI	8.40	7.90	8.40	9.30	6.60	7.50	7.20	

Quarter/Year

CBD - PwC Real Estate Investor Survey - National CBD Office Market
SUBURB - PwC Real Estate Investor Survey - National Suburban Office Market
ACLI - American Council of Life Insurers Investment Bulletin - Office Properties

The PWC survey indicates that a going-in capitalization rate for Office properties ranges from 5.5% to 10.5% and averages 7.53%. We would expect the rate appropriate to the subject to be near the average in the survey data. Accordingly, based on the national survey data, a capitalization rate within a range of 7.5% to 8.0% could be expected for the subject.

The following table presents the PWC survey for the Dallas Office market.

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DALLAS OFFICE MARKET
Fourth Quarter 2010

	CURRENT QUARTER	LAST QUARTER	YEAR AGO
DISCOUNT RATE (IRR)[a]			
Range	8.00% – 11.50%	8.00% – 12.00%	8.00% – 12.00%
Average	9.44%	9.51%	9.48%
Change (Basis Points)		– 7	– 4
OVERALL CAP RATE (OAR)[a]			
Range	6.75% – 11.50%	7.00% – 11.50%	7.00% – 11.60%
Average	8.75%	8.76%	8.88%
Change (Basis Points)		– 1	– 13
RESIDUAL CAP RATE			
Range	7.25% – 11.00%	7.25% – 11.00%	7.25% – 11.00%
Average	8.97%	8.88%	8.81%
Change (Basis Points)		+ 9	+ 16
MARKET RENT CHANGE RATE[b]			
Range	0.00% – 3.00%	0.00% – 0.00%	(5.00%) – 0.00%
Average	0.50%	0.00%	(0.50%)
Change (Basis Points)		+ 50	+ 100
EXPENSE CHANGE RATE[b]			
Range	2.00% – 3.00%	3.00% – 3.00%	3.00% – 3.00%
Average	2.92%	3.00%	3.00%
Change (Basis Points)		– 8	– 8
AVERAGE MARKETING TIME[c]			
Range	3.00 – 12.00	3.00 – 12.00	3.00 – 12.00
Average	7.40	6.80	7.70
Change (%)		+ 8.82	– 3.90

a. Rate on unleveraged, all-cash transactions   b. Initial rate of change   c. In months

Real Capital Analytics tracks sales on a national and regional basis. The following chart summarizes national trends in capitalization rates.

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As shown above, capitalization rates for CBD office properties are declining nationally and appear to have peaked in the 4th Quarter of 2009.

The following tables summarize office transaction trends in the Southwestern region in the country.

Transactions Reported Closed in 2010		CBD				Suburban				Office Totals			
		Vol ($M)	# Props	PPSF	Avg Cap Rate	Vol ($M)	# Props	PPSF	Avg Cap Rate	Vol ($M)	# Props	PPSF	Avg Cap Rate
Southwest	Austin	161.1	4	189		126.6	12	98		287.7	16	147	
	Dallas	9.3	2			1,000.8	55	120	8.0%	1,010.1	57	114	8.0%
	Denver	206.2	4	211		631.5	42	140	8.9%	837.7	46	153	8.9%
	Houston	578.1	3	218		1,073.1	45	150	8.7%	1,651.2	48	167	8.5%
	Phoenix	53.6	2	123		316.6	27	101		370.2	29	104	7.1%
	San Antonio	21.2	3			235.7	13	179	8.4%	256.9	16	179	8.4%
	Tertiary Southwest	28.1	5	65		324.8	29	187	8.8%	352.9	34	158	8.8%
	Total	$1,057.5	23	$174	7.5%	$3,709.1	223	$135	8.2%	$4,766.6	246	$142	8.2%

Transactions Reported Closed in 2010		Volume				Pricing					
		Vol ($M)	YOY Change	# Props	YOY Change	Low	Avg PPSF	High	Cap Rate Low	Avg	High
Southwest	Austin	161	1992%	4	300%	184	189	195			
	Dallas	9	-75%	2	-60%						
	Denver	206	40%	4	0%	55	211	267			
	Houston	578	357%	3	0%	103	218	269			
	Phoenix	54	665%	2	0%	98	123	212			
	San Antonio	21		3							
	Tertiary Southwest	28	23%	5	150%	35	65	293			
	Southwest Total	$1,057	204%	23	35%	$16	$174	$293	6.4%	7.5%	8.3%

Capitalization rates in the Southwest region through the 4th Quarter 2010 range from 6.4% to 8.3%, averaging 7.5%. The subject property would be marketed on a regional or national basis. Therefore, we expect the applicable capitalization rate to be near the average for the state and region.

Band of Investment

The band of investment method derives a capitalization rate from the weighted average of the mortgage and equity demands on net income generated from the property. This

method involves an estimate of typical financing terms as well as an estimated rate of return on equity capital sufficient to attract investors. The rate indicated by this method is shown in the following table.

RealtyRates.com releases a quarterly investor survey which summarizes the debt structure investors are receiving from lenders as well as their equity requirements. The following tables summarize this data.

RealtyRates.com INVESTOR SURVEY - 4th Quarter 2010* OFFICE - ALL TYPES									
Item	Input								OAR
Minimum									
Spread Over 10-Year Treasury	0.90%	DCR Technique			1.10	0.054557		0.80	4.80
Debt Coverage Ratio	1.10	Band of Investment Technique							
Interest Rate	3.60%	Mortgage			80%	0.054557	0.043646		
Amortization	30	Equity			20%	0.075690	0.015138		
Mortgage Constant	0.054557	OAR							5.88
Loan-to-Value Ratio	80%	Surveyed Rates							5.58
Equity Dividend Rate	7.57%								
Maximum									
Spread Over 10-Year Treasury	6.12%	DCR Technique			2.25	0.120430		0.50	13.55
Debt Coverage Ratio	2.25	Band of Investment Technique							
Interest Rate	8.82%	Mortgage			50%	0.120430	0.060215		
Amortization	15	Equity			50%	0.158020	0.079010		
Mortgage Constant	0.120430	OAR							13.92
Loan-to-Value Ratio	50%	Surveyed Rates							13.23
Equity Dividend Rate	15.80%								
Average									
Spread Over 10-Year Treasury	3.01%	DCR Technique			1.68	0.075203		0.68	8.51
Debt Coverage Ratio	1.68	Band of Investment Technique							
Interest Rate	5.71%	Mortgage			68%	0.075203	0.050762		
Amortization	25	Equity			33%	0.120972	0.039316		
Mortgage Constant	0.075203	OAR							9.01
Loan-to-Value Ratio	67.5%	Surveyed Rates							10.07
Equity Dividend Rate	12.10%								

*3rd Quarter 2010 Data   Copyright 2010 RealtyRates.com ™

As shown in the preceding table, the average interest rate for office properties is 5.71%, the average loan-to-value ratio is 67.5%, and the average amortization period is 25 years.

The equity dividend rate ranges from 7.57% to 15.80% with an average of 12.10%. As is, the subject property represents a Class B/C product in a stabilizing submarket. Therefore, we estimate the equity dividend rate would be near the average.

IRR
Integra Realty Resources

BAND OF INVESTMENT METHOD				
MORTGAGE / EQUITY ASSUMPTIONS				
Loan To Value Ratio	68%			
Interest Rate	5.71%			
Amortization (Years)	25			
Mortgage Constant	0.0752			
Equity Ratio	33%			
Equity Dividend Rate	12.00%			
WEIGHTED AVERAGE OF MORTGAGE AND EQUITY REQUIREMENTS				
Mortgage Requirement	68%	x	7.52% =	5.08%
Equity Requirement	33%	x	12.00% =	3.90%
Indicated Capitalization Rate				8.98%
Rounded				9.00%

Capitalization Rate Conclusion

Considering the quality of the subject's income stream and its competitive position in the market, we conclude a capitalization rate as follows:

CAPITALIZATION RATE CONCLUSION	
Going-In Capitalization Rate	8.00%

Present Value of Above Market Rent

As previously mentioned, the NOI projection utilizes the 2018 rent of $15.85/SF. Due to the current contract rent at $18.98/SF, an upward adjustment was required in the direct capitalization analysis to account for the higher rent in Years 1-7. The chart below illustrates the calculation of the above market rent.

RENT ADJUSTMENT		
2011 Rent /SF	$18.98	
2018 Rent /SF (Utilized in NOI projection)	$15.85	
Annual Difference Per Square Foot	$3.13	
Subject SF	39,329	
Total Annual Difference	$123,100	
Remaining Years at $18.98/SF Rent	6.833	82 months
Total Difference	$841,182	
PV Factor	8.25%	
PV of Excess Rent for TI	$641,357	
Upward Adjustment (Rounded)	$640,000	

DIRECT **C**APITALIZATION **A**NALYSIS

Net operating income is divided by the capitalization rate to indicate the stabilized value of the subject. Valuation of the subject by direct capitalization is shown below.

DIRECT CAPITALIZATION	
Effective Gross Income	$637,365
Expenses	$302,164
Net Operating Income	$335,200
Capitalization Rate	8.00%
Indicated Value	$4,190,005
Adjustments	
PV of Higher Contract Rent	$640,000
Total Adjustments	$640,000
Stabilized Value Indication	$4,830,005
Rounded	$4,800,000

Integra Realty Resources

DISCOUNTED CASH FLOW ANALYSIS

We use Argus Version 14 software to develop a projection of periodic cash flows from the property over an anticipated investment holding period based on leases in place and anticipated changes in market rent and operating expenses. This analysis considers current market conditions and typical attitudes of informed investors concerning future trends. The table below sets forth the basic assumptions and projections utilized in our analysis.

DISCOUNTED CASH FLOW ANALYSIS GENERAL ASSUMPTIONS	
Cash Flow Software	
Program	Argus Version 14
Period of Analysis	
Analysis Start Date	03/01/11
Holding Period (Yrs)	13
Discount Rate and Reversion Cap Rate	
Discount Rate	8.25%
Reversion Capitalization Rate	8.25%
Market Rent Growth Rate	
Year 2	1.5%
Year 3	2.5%
Year 4 & after	3.0%
Other Growth Rates	
General Expenses	3.0%
Absorption of Vacant Space	
Total Rentable Area (SF)	39,329
Vacant SF	0
# Months to Absorb	0
Turnover Vacancy - Holding Period	
Argus General Vacancy Used?	No
Argus General Vacancy	0% To 2022; 14% in 2023 and after
Capital Expenditures	
Capital Budget	Deducted per Capital Budget Summary
Reserves (SF)	$0.15
Reserves Deducted Below NOI?	Yes
Reversion Analysis Factors	
Vacancy/Collection Loss Treatment	
Collection Loss	0.0%
General Vacancy	14.0%
Selling Expenses	2.0%

The following table summarizes market lease terms, analyzed earlier, that are used in the discounted cash flow analysis.

Integra Realty Resources

CONCLUDED MARKET LEASE TERMS								
Space Type	SF	Market Rent/ SF/Yr	Rent Escal.	Lease Type	Lease Term (Mos.)	Free Rent (Mos.)	TI/SF New	TI/SF Renew
Office	39,329	$18.50	$0.50/year	Gross	60	0	$25.00	$12.00

It should be noted that in addition to the $25.00/SF tenant improvement allowance, a n additional $3.00/SF demolition cost was utilized in the discounted cash flow, resulting in a total TI allowance of $28.00/SF.

Presented below are other market leasing assumptions utilized in the discounted cash flow analysis.

SPECULATIVE RENEWAL ASSUMPTIONS						
Space Type	Renewal Probability	TI-Weighted	LC-New	LC-Renewal	LC-Weighted	Mos. Vacant Btwn. Leases	Wtd. Avg. Down-time
Office	70%	$15.90	6.00%	3.00%	3.90%	8	2

Issues requiring additional discussion are addressed in the following paragraphs.

Holding Period

A thirteen-year holding period was utilized to account for the expiration of the GSA tenant.

Market Rent Growth Rate

Prior to the onset of the current market downturn, investors were routinely anticipating growth rates in market rent of 3.0% - 4.5% per annum. At the current time, investors are very cautious as they have observed a significant decline in sales and leasing activity. The PWC investor survey for Dallas indicated a range of 0.0% to 3.0% with an average response of 0.5%. Considering the preceding we estimate no growth in year 1 followed by a subsequent ramp up period. We project market rent growth as follows: year 2 - 2%; year 3 - 3%; year 4 & after - 3%.

Absorption of Vacant Space

The subject has no vacant space and no absorption period was required.

Near-term Lease Expirations

The subject lease expires in 2023 with an early termination option in 2018. Thus the expiration schedule for the subject does not indicate any abnormal risk associated with expiring leases.

Renewal Probability

The subject has a lease termination option in 2018, however, the lack of exercising the termination option would result in a lease rate 10% below market in 2018. Therefore, our projection assumes the tenant will not exercise the early termination option.

Integra Realty Resources

Furthermore, a 50% renewal probability has been applied to the subject at the end of the lease term (2023).

Leasing Commissions

Leasing commissions in the area are paid primarily on a percentage basis, with some lease transactions brokered solely by an exclusive inside agent and others brokered by an outside agent with an override paid to the inside agent. For new tenants, total commissions are estimated at 6.0% of the total base rent of the lease, inclusive of amounts paid to inside and outside agents. For renewing tenants, commissions are typically half of this amount or 3.0%.

Tenant Improvement Allowance

Tenant improvement allowances are projected at $25.00 per square foot for new tenants, plus $3.00/SF for demolition, which equates to $28.00/SF. A $12.00 per square foot allowance was projected for renewing tenants, based on interviews with brokers and information from comparable rentals.

DISCOUNT RATE AND REVERSION CAPITALIZATION RATE SELECTION

Discount Rate

Data from national investor surveys that we consider in selecting discount and reversion capitalization rates is shown below.

INVESTOR SURVEYS – OFFICE PROPERTIES				
	IRR-Viewpoint Year End 2010 National CBD Office	**IRR-Viewpoint Year End 2010 National Suburban Office**	**PwC 4Q-2010 National CBD Office**	**PwC 4Q-2010 National Suburban Office**
DISCOUNT RATE				
Range	7.5%-14.5%	8.25%-11.75%	6.00%-11.00%	6.50%-12.50%
Average	9.60%	9.82%	8.65%	9.14%
REVERSION CAPITALIZATION RATE				
Range	6.75%-13.25%	7.5%-11.0%	5.50%-10.50%	6.50%-11.50%
Average	8.76%	9.00%	7.59%	8.38%
MARKET RENT GROWTH RATE				
Range	(10.0%)-4.0%	(10.0%)-3.0%	(4.00%)-4.00%	(10.00%)-4.00%
Average	0.18%	-0.19%	0.60%	-0.17%
EXPENSE GROWTH RATE				
Range	1.0%-3.25%	1.0%-3.25%	2.00%-4.00%	2.00%-4.00%
Average	2.62%	2.62%	2.80%	2.77%
Source: Viewpoint 2011 published by Integra Realty Resources; PwC Real Estate Investor Survey.				

Integra Realty Resources

OFFICE PROPERTY DISCOUNT RATE TRENDS



	1Q-09	2Q-09	3Q-09	4Q-09	1Q-10	2Q-10	3Q-10	4Q-10
CBD	8.63	9.03	9.24	9.39	9.58	9.28	9.11	8.65
SUBURB	9.69	9.92	10.24	10.02	10.07	9.88	9.45	9.14

Quarter/Year

CBD - PwC Real Estate Investor Survey - National CBD Office Market.
SUBURB - PwC Real Estate Investor Survey - National Suburban Office Market.

The PWC survey indicates that discount rates for Office properties range from 6.0% to 11.0% and average 8.65%. Rates have moved downward over the past year. Given the declining NOI in 2018, the tenant will have an incentive to remain in the building. Therefore, we conclude at a discount rate below the PWC averages, at 8.25%.

The following table presents the PWC survey for the Dallas Office market.

Integra Realty Resources

DALLAS OFFICE MARKET
Fourth Quarter 2010

	CURRENT QUARTER	LAST QUARTER	YEAR AGO
DISCOUNT RATE (IRR)[a]			
Range	8.00% – 11.50%	8.00% – 12.00%	8.00% – 12.00%
Average	9.44%	9.51%	9.48%
Change (Basis Points)		– 7	– 4
OVERALL CAP RATE (OAR)[a]			
Range	6.75% – 11.50%	7.00% – 11.50%	7.00% – 11.60%
Average	8.75%	8.76%	8.88%
Change (Basis Points)		– 1	– 13
RESIDUAL CAP RATE			
Range	7.25% – 11.00%	7.25% – 11.00%	7.25% – 11.00%
Average	8.97%	8.88%	8.81%
Change (Basis Points)		+ 9	+ 16
MARKET RENT CHANGE RATE[b]			
Range	0.00% – 3.00%	0.00% – 0.00%	(5.00%) – 0.00%
Average	0.50%	0.00%	(0.50%)
Change (Basis Points)		+ 50	+ 100
EXPENSE CHANGE RATE[b]			
Range	2.00% – 3.00%	3.00% – 3.00%	3.00% – 3.00%
Average	2.92%	3.00%	3.00%
Change (Basis Points)		– 8	– 8
AVERAGE MARKETING TIME[c]			
Range	3.00 – 12.00	3.00 – 12.00	3.00 – 12.00
Average	7.40	6.80	7.70
Change (%)		+ 8.82	– 3.90

a. Rate on unleveraged, all-cash transactions   b. Initial rate of change   c. In months

The PWC survey indicates that there a very small spread (11 basis points) between the going-in rate and the reversion rate in the Dallas Office market.

Reversion Capitalization Rate

The PWC survey indicates a range of 5.5% to 10.5%, with an average of 7.59%, for the Office property type. The average spread between the going-in and reversion rates is 25 basis points, and in general, reversion rates are typically 25 to 100 basis points greater than going-in rates. However, with the recent increase in overall rates, investors are estimating the reversion at about the same rates with no spread. We conclude a reversion capitalization rate of 8.25%. This represents a spread of 25 basis points over our concluded stabilized going-in rate of 8.00%, which appears to be within the range of market figures.

IRR
Integra Realty Resources

VALUE INDICATION – DISCOUNTED CASH FLOW ANALYSIS

The value indications produced by the discounted cash flow analysis are as follows:

DISCOUNTED CASH FLOW ANALYSIS **INDICATED VALUE**		
Appraisal Premise	Indicated Value	Implied Cap Rate
Fair Value As Is	$4,600,000	9.85%

ARGUS CASH FLOW CHART



| | | | GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219 | | | | Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 1 |

Schedule Of Prospective Cash Flow
In Inflated Dollars for the Fiscal Year Beginning 3/1/2011

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Potential Gross Revenue												
Base Rental Revenue	$746,464	$746,464	$746,464	$746,464	$746,464	$746,464	$725,948	$623,365	$623,365	$623,365	$623,365	$651,326
Absorption & Turnover Vacancy												(79,908)
Scheduled Base Rental Revenue	746,464	746,464	746,464	746,464	746,464	746,464	725,948	623,365	623,365	623,365	623,365	571,418
Base Rental Step Revenue												
Expense Reimbursement Revenue												
Real Estate Taxes		278	2,028	4,194	6,426	8,724	11,092	13,530	16,042	18,629	21,293	21,839
Utilities												
R&M												
Roads and Grounds												
Cleaning/Janitorial												
General & Administrative												
Management												
Insurance												
Total Reimbursement Revenue		278	2,028	4,194	6,426	8,724	11,092	13,530	16,042	18,629	21,293	21,839
Other Income												
CPI Expense Adj. (Excl. Taxes)	14,000	20,000	26,000	33,000	39,000	46,000	53,000	60,000	68,000	75,000	83,000	
Total Potential Gross Revenue	760,464	766,742	774,492	783,658	791,890	801,188	790,040	696,895	707,407	716,994	727,658	593,257
General Vacancy												(14,335)
Effective Gross Revenue	760,464	766,742	774,492	783,658	791,890	801,188	790,040	696,895	707,407	716,994	727,658	578,922
Operating Expenses												
Real Estate Taxes	68,063	70,105	72,208	74,374	76,606	78,904	81,271	83,709	86,220	88,807	91,471	94,215
Utilities	81,804	84,258	86,786	89,390	92,071	94,834	97,679	100,609	103,627	106,736	109,938	113,236
R&M	39,329	40,509	41,724	42,976	44,265	45,593	46,961	48,370	49,821	51,315	52,855	54,441
Roads and Grounds	5,506	5,671	5,841	6,017	6,197	6,383	6,575	6,772	6,975	7,184	7,400	7,622
Cleaning/Janitorial	58,207	59,953	61,752	63,604	65,512	67,478	69,502	71,587	73,735	75,947	78,225	80,572
General & Administrative	5,113	5,266	5,424	5,587	5,754	5,927	6,105	6,288	6,477	6,671	6,871	7,077
Management	31,179	31,436	31,754	32,130	32,467	32,849	32,392	28,573	29,004	29,397	29,834	23,736
Insurance	7,866	8,102	8,345	8,595	8,853	9,119	9,392	9,674	9,964	10,263	10,571	10,888
Reserves	5,899	6,076	6,259	6,446	6,640	6,839	7,044	7,255	7,473	7,697	7,928	8,166
Total Operating Expenses	302,966	311,376	320,093	329,119	338,365	347,926	356,921	362,837	373,296	384,017	395,093	399,953
Net Operating Income	457,498	455,366	454,399	454,539	453,525	453,262	433,119	334,058	334,111	332,977	332,565	178,969
Leasing & Capital Costs												
Tenant Improvements												
Leasing Commissions												
Total Leasing & Capital Costs												
Cash Flow Before Debt Service & Taxes	$457,498	$455,366	$454,399	$454,539	$453,525	$453,262	$433,119	$334,058	$334,111	$332,977	$332,565	$178,969



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 2

Schedule Of Prospective Cash Flow
In Inflated Dollars for the Fiscal Year Beginning 3/1/2011

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
Potential Gross Revenue		
Base Rental Revenue	$987,665	$987,665
Absorption & Turnover Vacancy	(246,916)	
Scheduled Base Rental Revenue	740,749	987,665
Base Rental Step Revenue		14,748
Expense Reimbursement Revenue		
Real Estate Taxes	483	3,394
Utilities	1,201	7,750
R&M	577	3,726
Roads and Grounds	81	522
Cleaning/Janitorial	854	5,514
General & Administrative	75	484
Management	371	2,384
Insurance	115	745
Total Reimbursement Revenue	3,757	24,519
Other Income		
CPI Expense Adj. (Excl. Taxes)		
Total Potential Gross Revenue	744,506	1,026,932
General Vacancy		(143,770)
Effective Gross Revenue	744,506	883,162
Operating Expenses		
Real Estate Taxes	97,042	99,953
Utilities	116,633	120,132
R&M	56,074	57,756
Roads and Grounds	7,850	8,086
Cleaning/Janitorial	82,989	85,479
General & Administrative	7,290	7,508
Management	30,525	36,210
Insurance	11,215	11,551
Reserves	8,411	8,663
Total Operating Expenses	418,029	435,338
Net Operating Income	326,477	447,824
Leasing & Capital Costs		
Tenant Improvements	1,121,475	
Leasing Commissions	231,074	
Total Leasing & Capital Costs	1,352,549	
Cash Flow Before Debt Service & Taxes	($1,026,072)	$447,824

Integra Realty Resources

ARGUS PRESENT VALUE SCHEDULE



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 13-Year Period

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 7.75%	P.V. of Cash Flow @ 8.00%	P.V. of Cash Flow @ 8.25%	P.V. of Cash Flow @ 8.50%	P.V. of Cash Flow @ 8.75%
Year 1	Feb-2012	$457,498	$424,592	$423,609	$422,631	$421,657	$420,688
Year 2	Feb-2013	455,366	392,217	390,403	388,602	386,813	385,036
Year 3	Feb-2014	454,399	363,233	360,717	358,223	355,753	353,305
Year 4	Feb-2015	454,539	337,211	334,100	331,024	327,984	324,978
Year 5	Feb-2016	453,525	312,259	308,661	305,114	301,614	298,164
Year 6	Feb-2017	453,262	289,632	285,632	281,696	277,825	274,015
Year 7	Feb-2018	433,119	256,853	252,721	248,664	244,680	240,770
Year 8	Feb-2019	334,058	183,859	180,481	177,173	173,934	170,760
Year 9	Feb-2020	334,111	170,661	167,139	163,697	160,333	157,047
Year 10	Feb-2021	332,977	157,849	154,232	150,707	147,271	143,920
Year 11	Feb-2022	332,565	146,314	142,632	139,050	135,566	132,176
Year 12	Feb-2023	178,969	73,076	71,071	69,126	67,239	65,408
Year 13	Feb-2024	(1,026,072)	(388,824)	(377,285)	(366,113)	(355,297)	(344,824)
Total Cash Flow		3,648,316	2,718,932	2,694,113	2,669,594	2,645,372	2,621,443
Property Resale @ 8.25% Cap		5,319,607	2,015,835	1,956,008	1,898,090	1,842,014	1,787,718
Total Property Present Value			$4,734,767	$4,650,121	$4,567,684	$4,487,386	$4,409,161
Rounded to Thousands			$4,735,000	$4,650,000	$4,568,000	$4,487,000	$4,409,000
Per SqFt			120.39	118.24	116.14	114.10	112.11

Percentage Value Distribution

Assured Income			66.03%	66.43%	66.84%	67.25%	67.65%
Prospective Income			(8.61%)	(8.49%)	(8.39%)	(8.30%)	(8.20%)
Prospective Property Resale			42.58%	42.06%	41.55%	41.05%	40.55%
			100.00%	100.00%	100.00%	100.00%	100.00%

VALUE INDICATION - INCOME CAPITALIZATION APPROACH

The income capitalization approach results in the following value indication.

INCOME CAPITALIZATION APPROACH INDICATED VALUE	
	Appraisal Premise
Method	Fair Value As Is
Direct Capitalization	$4,800,000
Discounted Cash Flow	$4,600,000
Reconciled Value	$4,600,000
$/SF	$116.96

RECONCILIATION AND CONCLUSION OF VALUE

Reconciliation involves the weighting of alternative value indications, based on the judged reliability and applicability of each approach to value, to arrive at a final value conclusion. Reconciliation is required because different value indications result from the use of multiple approaches and within the application of a single approach. The values indicated by our analyses are as follows:

SUMMARY OF VALUE INDICATIONS	
	Fair Value As Is
Cost Approach	Not Used
Sales Comparison Approach	$4,600,000
Income Capitalization Approach	$4,600,000
Reconciled	$4,600,000

SALES COMPARISON APPROACH

The sales comparison approach is most reliable in an active market when an adequate quantity and quality of comparable sales data are available. In addition, it is typically the most relevant method for owner-user properties, because it directly considers the prices of alternative properties with similar utility for which potential buyers would be competing. The analysis and adjustment of the sales provides a reasonably narrow range of value indications. Nonetheless, it does not directly account for the income characteristics of the subject. Therefore, this approach is given secondary weight.

INCOME CAPITALIZATION APPROACH

The income capitalization approach is usually given greatest weight when evaluating investment properties. The value indication from the income capitalization approach is supported by market data regarding income, expenses and required rates of return. An investor is the most likely purchaser of the appraised property, and a typical investor would place greatest reliance on the income capitalization approach. For these reasons, the income capitalization approach is given greatest weight in the conclusion of value.

FINAL VALUE ESTIMATE

Based on the preceding valuation analysis, and subject to the definitions, assumptions, and limiting conditions expressed in the report, our opinion of value is as follows:

VALUE CONCLUSIONS			
Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Fair Value As Is	Fee Simple	March 2, 2011	$4,600,000

Integra Realty Resources

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

EXPOSURE AND MARKETING TIMES

Exposure time is the length of time the subject property would have been exposed for sale in the market had it sold on the effective valuation date at the concluded market value. Exposure time is always presumed to precede the effective date of the appraisal. *Marketing time* is an estimate of the amount of time it might take to sell a property at the estimated market value immediately following the effective date of value.

Based on our review of recent sales transactions for similar properties and our analysis of supply and demand in the local office market, presented earlier in this report, it is our opinion that the probable exposure time for the property is 12 months.

We foresee no significant changes in market conditions in the near term; therefore, it is our opinion that a reasonable marketing period is likely to be the same as the exposure time. Accordingly, we estimate the subject's marketing period at 12 months.

Our estimate is supported by the following national investor survey data.

OFFICE AVERAGE MARKETING TIME (MONTHS)		
	PwC 4Q-2010 National CBD Office	**PwC 4Q-2010 National Suburban Office**
Range	3.0 - 12.0	2.0 - 24.0
Average	7.85	8.96
Source: PwC Real Estate Investor Survey		

Integra Realty Resources

CERTIFICATION

We certify that, to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3. We have no present or prospective interest in the property that is the subject of this report and no personal interest with respect to the parties involved.

4. We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal practice.

8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

10. Adrienne Barrow made a personal inspection of the property that is the subject of this report. Mark R. Lamb, MAI, MRICS has personally inspected the subject. Donnie Sherwood, MAI, SR/WA completed an exterior inspection of the subject.

11. No one provided significant real property appraisal assistance to the person(s) signing this certification.

12. We have experience in appraising properties similar to the subject and are in compliance with the Competency Rule of USPAP.

13. We have not performed any services in connection with the subject property within the three-year period immediately preceding acceptance of this assignment, either as an appraiser or in any other capacity.

14. As of the date of this report, Mark R. Lamb, MAI, MRICS has completed the continuing education program of the Appraisal Institute.





Adrienne Barrow
Senior Analyst
Certified General Real Estate Appraiser
TX Certificate # 1331606-G

Mark R. Lamb, MAI, MRICS
Managing Director
Certified General Real Estate Appraiser
TX Certificate # 1321648-G

Donnie Sherwood, MAI, SR/WA
Managing Director
Certified General Real Estate Appraiser
TX Certificate # 1320183-G

Integra Realty Resources

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is based on the following assumptions, except as otherwise noted in the report.

1. The title is marketable and free and clear of all liens, encumbrances, encroachments, easements and restrictions. The property is under responsible ownership and competent management and is available for its highest and best use.

2. There are no existing judgments or pending or threatened litigation that could affect the value of the property.

3. There are no hidden or undisclosed conditions of the land or of the improvements that would render the property more or less valuable. Furthermore, there is no asbestos in the property.

4. The revenue stamps placed on any deed referenced herein to indicate the sale price are in correct relation to the actual dollar amount of the transaction.

5. The property is in compliance with all applicable building, environmental, zoning, and other federal, state and local laws, regulations and codes.

6. The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

This appraisal is subject to the following limiting conditions, except as otherwise noted in the report.

1. An appraisal is inherently subjective and represents our opinion as to the value of the property appraised.

2. The conclusions stated in our appraisal apply only as of the effective date of the appraisal, and no representation is made as to the effect of subsequent events.

3. No changes in any federal, state or local laws, regulations or codes (including, without limitation, the Internal Revenue Code) are anticipated.

4. No environmental impact studies were either requested or made in conjunction with this appraisal, and we reserve the right to revise or rescind any of the value opinions based upon any subsequent environmental impact studies. If any environmental impact statement is required by law, the appraisal assumes that such statement will be favorable and will be approved by the appropriate regulatory bodies.

5. Unless otherwise agreed to in writing, we are not required to give testimony, respond to any subpoena or attend any court, governmental or other hearing with reference to the property without compensation relative to such additional employment.

6. We have made no survey of the property and assume no responsibility in connection with such matters. Any sketch or survey of the property included in this report is for illustrative purposes only and should not be considered to be scaled accurately for size. The appraisal covers the property as described in this report, and the areas and dimensions set forth are assumed to be correct.

7. No opinion is expressed as to the value of subsurface oil, gas or mineral rights, if any, and we have assumed that the property is not subject to surface entry for the exploration or removal of such materials, unless otherwise noted in our appraisal.

8. We accept no responsibility for considerations requiring expertise in other fields. Such considerations include, but are not limited to, legal descriptions and other legal matters such as legal title, geologic considerations such as soils and seismic stability, and civil, mechanical, electrical, structural and other engineering and environmental matters.

9. The distribution of the total valuation in the report between land and improvements applies only under the reported highest and best use of the property. The allocations of value for land and improvements must not be used in conjunction with any other appraisal and are invalid if so used. The appraisal report shall be considered only in its entirety. No part of the appraisal report shall be utilized separately or out of context.

10. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or any reference to the Appraisal Institute) shall be disseminated through advertising media, public relations media, news media or any other means of communication (including without limitation prospectuses, private offering memoranda and other offering material provided to prospective investors) without the prior written consent of the person signing the report.

11. Information, estimates and opinions contained in the report, obtained from third-party sources are assumed to be reliable and have not been independently verified.

12. Any income and expense estimates contained in the appraisal report are used only for the purpose of estimating value and do not constitute predictions of future operating results.

13. If the property is subject to one or more leases, any estimate of residual value contained in the appraisal may be particularly affected by significant changes in the condition of the economy, of the real estate industry, or of the appraised property at the time these leases expire or otherwise terminate.

14. No consideration has been given to personal property located on the premises or to the cost of moving or relocating such personal property; only the real property has been considered.

15. The current purchasing power of the dollar is the basis for the value stated in our appraisal; we have assumed that no extreme fluctuations in economic cycles will occur.

16. The value found herein is subject to these and to any other assumptions or conditions set forth in the body of this report but which may have been omitted from this list of Assumptions and Limiting Conditions.

17. The analyses contained in the report necessarily incorporate numerous estimates and assumptions regarding property performance, general and local business and economic conditions, the absence of material changes in the competitive environment and other matters. Some estimates or assumptions, however, inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual

results achieved during the period covered by our analysis will vary from our estimates, and the variations may be material.

18. The *Americans with Disabilities Act (ADA)* became effective January 26, 1992. We have not made a specific survey or analysis of the property to determine whether the physical aspects of the improvements meet the *ADA* accessibility guidelines. We claim no expertise in *ADA* issues, and render no opinion regarding compliance of the subject with *ADA* regulations. Inasmuch as compliance matches each owner's financial ability with the cost to cure the non-conforming physical characteristics of a property, a specific study of both the owner's financial ability and the cost to cure any deficiencies would be needed for the Department of Justice to determine compliance.

19. The appraisal report is prepared for the exclusive benefit of the Client, its subsidiaries and/or affiliates. It may not be used or relied upon by any other party. All parties who use or rely upon any information in the report without our written consent do so at their own risk.

20. No studies have been provided to us indicating the presence or absence of hazardous materials on the subject property or in the improvements, and our valuation is predicated upon the assumption that the subject property is free and clear of any environment hazards including, without limitation, hazardous wastes, toxic substances and mold. No representations or warranties are made regarding the environmental condition of the subject property and the person signing the report shall not be responsible for any such environmental conditions that do exist or for any engineering or testing that might be required to discover whether such conditions exist. Because we are not experts in the field of environmental conditions, the appraisal report cannot be considered as an environmental assessment of the subject property.

21. The person signing the report may have reviewed available flood maps and may have noted in the appraisal report whether the subject property is located in an identified Special Flood Hazard Area. We are not qualified to detect such areas and therefore do not guarantee such determinations. The presence of flood plain areas and/or wetlands may affect the value of the property, and the value conclusion is predicated on the assumption that wetlands are non-existent or minimal.

22. Integra Realty Resources – DFW, LLP is not a building or environmental inspector. Integra DFW, LLP does not guarantee that the subject property is free of defects or environmental problems. Mold may be present in the subject property and a professional inspection is recommended.

23. The appraisal report and value conclusion for an appraisal assumes the satisfactory completion of construction, repairs or alterations in a workmanlike manner.

24. It is expressly acknowledged that in any action which may be brought against Integra Realty Resources – DFW, LLP, Integra Realty Resources, Inc. or their respective officers, owners, managers, directors, agents, subcontractors or employees (the "Integra Parties"), arising out of, relating to, or in any way pertaining to this engagement, the appraisal reports, or any estimates or information contained therein, the Integra Parties shall not be responsible or liable for an incidental or consequential damages or losses, unless the appraisal was fraudulent or prepared with gross

negligence. It is further acknowledged that the collective liability of the Integra Parties in any such action shall not exceed the fees paid for the preparation of the appraisal report unless the appraisal was fraudulent or prepared with gross negligence. Finally, it is acknowledged that the fees charged herein are in reliance upon the foregoing limitations of liability.

25. Integra Realty Resources – DFW, LLP, an independently owned and operated company, has prepared the appraisal for the specific purpose stated elsewhere in the report. The intended use of the appraisal is stated in the General Information section of the report. The use of the appraisal report by anyone other than the Client is prohibited except as otherwise provided. Accordingly, the appraisal report is addressed to and shall be solely for the Client's use and benefit unless we provide our prior written consent. We expressly reserve the unrestricted right to withhold our consent to your disclosure of the appraisal report (or any part thereof including, without limitation, conclusions of value and our identity), to any third parties. Stated again for clarification, unless our prior written consent is obtained, no third party may rely on the appraisal report (even if their reliance was foreseeable).

26. The conclusions of this report are estimates based on known current trends and reasonably foreseeable future occurrences. These estimates are based partly on property information, data obtained in public records, interviews, existing trends, buyer-seller decision criteria in the current market, and research conducted by third parties, and such data are not always completely reliable. Integra Realty Resources, Inc. and the undersigned are not responsible for these and other future occurrences that could not have reasonably been foreseen on the effective date of this assignment. Furthermore, it is inevitable that some assumptions will not materialize and that unanticipated events may occur that will likely affect actual performance. While we are of the opinion that our findings are reasonable based on current market conditions, we do not represent that these estimates will actually be achieved, as they are subject to considerable risk and uncertainty. Moreover, we assume competent and effective management and marketing for the duration of the projected holding period of this property.

27. All prospective value estimates presented in this report are estimates and forecasts which are prospective in nature and are subject to considerable risk and uncertainty. In addition to the contingencies noted in the preceding paragraph, several events may occur that could substantially alter the outcome of our estimates such as, but not limited to changes in the economy, interest rates, and capitalization rates, behavior of consumers, investors and lenders, fire and other physical destruction, changes in title or conveyances of easements and deed restrictions, etc. It is assumed that conditions reasonably foreseeable at the present time are consistent or similar with the future.

28. The appraisal is also subject to the following:

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The value conclusions are subject to the following extraordinary assumptions and hypothetical conditions that may affect the assignment results.

1. An on-site inspection was conducted with limited access to some areas of the building. This analysis assumes the inspected portions of the building are representative of the non-inpsected areas.

ADDENDUM A

APPRAISER QUALIFICATIONS

Professional Qualifications

Adrienne S Barrow

Experience

Senior Analyst with the Dallas office of Integra Realty Resources DFW.

Since obtaining her Masters Degree in 1999, Ms. Barrow has been involved in the appraisal and analysis of real estate, including office buildings, commercial, shopping centers, power centers, industrial properties (including distribution warehouses), single-family residential, mixed use developments, multifamily projects and hotels. Ms. Barrow also has experience in portfolio asset valuation for clients such as UBS Global Asset Management and Bank of America.

Professional Activities & Affiliations

Assoicate Member: Appraisal Institute
Member: Girl Scouts of Northeast Texas (Assistant Troop Leader)
Member: Gulledge Elementary PTA (Volunteer Coordinator)

Licenses

Texas, Certified General Real Estate Appraiser, TX-1331606-G

Education

Ms. Barrow is a graduate of Texas A&M University in College Station, Texas where she received a Bachelor of Business Administration in Finance as well as a Master of Science in Finance.

She has successfully completed numerous real estate related courses and seminars sponsored by the Appraisal Institute, accredited universities and others including:

Advanced Income Capitalization
General Market Analysis & Highest and Best Use
Report Writing & Valuation Analysis
USPAP

abarrow@irr.com • 972-960-1222 x147 **Integra Realty Resources - DFW**


PROFESSIONAL QUALIFICATIONS OF
MARK R. LAMB, MAI, MRICS, CPA


EXPERIENCE:	Mr. Lamb is the **Managing Director** of the Dallas office of **Integra Realty Resources DFW**. He has been actively engaged in real estate valuation and consulting since 1984 and co-founded LamBis Consulting in 1991. In July of 1999, LamBis Consulting merged with Fort Worth based Appraisal/Data Services and became a Charter Stockholder in Integra Realty Resources. Operating locally as Integra Realty Resources DFW LLP it maintains offices in Dallas, Fort Worth and recently acquired Miami, Florida. Integra Realty Resources has 56 offices nationwide. Mr. Lamb specializes in the retail and multi-family sectors, conducting appraisals, market studies, and consulting assignments in over 30 states. He has extensive experience valuing multiple property portfolios of retailers, restaurants and subdivisions. He has assisted a number of local municipalities in valuation and / or acquisition for eminent domain. A partial list includes the cities of Colleyville, Dallas, Desoto, Fort Worth, Garland, Irving, Southlake and Mansfield. Mr. Lamb has been sworn in as an expert witness and testified in several court cases. He has consulted or testified on various litigation issues including, but are not limited to, ad valorem tax protest related to affordable housing projects, wrongful demolition, environmentally impaired property, eminent domain, audit/appraisal issues related to savings and loans, business vs. real estate damages, Federal Tax issues, lease renewal, down-zoning and others.

PROFESSIONAL:	Licensed: The State of Texas State Board of Public Accountancy (47138)
	Licensed: Arkansas State Certified General Appraiser (CG1140N)
	Licensed: State of Arizona Board of Appraisal (31094)
	Licensed: Texas Certified General Appraiser (TX-1321648-G)
	Licensed: Louisiana Certified Real Estate Appraiser, Class: General (G0899)
	Licensed: New Mexico General Certificate Real Estate Appraiser (001538-G)
	Licensed: Oklahoma Real Estate Appraiser Board (12187)
	Member: Appraisal Institute (8390)
	   - Regional Representative of Region VIII (1994-96)
	   - Region VIII External Affairs and Public Relations Committee (1994-95)
	   - North Texas Chapter Admissions Committee (1994-98)
	   - Team Captain – North Texas Admissions Committee (1996-02)
	Member The Royal Institution of Chartered Surveyors (1273037)
	Member: International Right-of-Way Association
	   - International Wireless – Valuation Sub-committee (2001-02)
	Member: The Real Estate Council
	   - Research and Development Committee (1999 – 02)
	   - Technical Assistance Committee (2001-02)
	Member: Dallas Estate Planning Council (1999 – 08)
	Member: International Council of Shopping Centers (1999-03)
	Member: CoreNet Global Inc. (2001-06)
	   - Treasurer of Southwest Chapter (2002-04)
	   - Board of Directors (2002-04)
	Volunteer: Vickery Meadows Learning Center (2002)
	   - Chairman of Facilities Committee (2002)
	   - Board of Directors (2002)

EDUCATION:	Mr. Lamb is a graduate of Luther College, Decorah, Iowa where he received a Bachelor of Arts Degree in Accounting. Mr. Lamb has successfully completed numerous real estate related courses and seminars sponsored by the AI, IRWA, AICPA, CoreNet, accredited universities, and others.

PROFESSIONAL QUALIFICATIONS OF
DONALD J. SHERWOOD, MAI, SR/WA, FRICS

EXPERIENCE:	Managing Director of the Fort Worth office of **Integra Realty Resources DFW, LLP**, a full service real estate consulting and appraisal firm. Mr. Sherwood has been an appraiser of all types of real property since December 1978. Mr. Sherwood has performed appraisals on various properties including, but not limited to, shopping centers, apartment complexes, industrial facilities, a nuclear bomb storage site, an air force base, automobile race track, raw and developed land, office complexes, motels, hotels, marinas, cemeteries, bowling alleys, amusement parks and mixed use developments. He is qualified in Federal and Texas State Courts as an expert on real estate values. He was appointed Special Commissioner for County District Court in 1980. He served as a member of the Tarrant Appraisal District Review Board from 1984 to 1986. As a graduate student, he spent one and a half years as a research assistant involved in real estate research for the Texas Real Estate Center at Texas A&M University. He was a staff appraiser with James K. Norwood, Inc. from 1978 to 1986. In 1986, he opened the firm of Sherwood & Associates. In 1996, Mr. Sherwood merged his firm with Loughry Appraisal Company, Inc. to form Appraisal/Data Services, which later merged with Dallas-based LamBis Consulting to form Integra Realty Resources DFW.

PROFESSIONAL ACTIVITIES:	Member: Appraisal Institute – Designated MAI
	(Member of Appraisal Institute), Certificate No. 6791
	President of Central Texas Chapter, 1989-1990
	Member of National Faculty
	
	Member: International Right-of-Way Association
	Designated Senior Right of Way Agent (SR/WA)
	President of Chapter 36, 1998
	Professional of the Year, 1998
	Region II Professional of the Year, 2007
	Member of National Faculty
	
	Member: Society of Texas A&M Real Estate Professionals
	Vice President 1979, 1980
	
	Member: Fort Worth Board of Realtors
	
	Member: Board of Governors, Society of Commercial Realtors
	Chairman 2009
	Member
	
	     Fellow Member of Royal Institution of Chartered Surveyors (FRICS)
	Adjunct Professor:
	
	     Texas Christian University, Department of Finance, 1994-2003
	Licensed:
	
	     Texas Certified General Appraiser (TX-1320183-G)
	     Oklahoma Certified General Appraiser (12711CGA)
	Licensed:
	
	     Texas Real Estate Broker (214402)
	Certified:
	
	     Currently certified by the Appraisal Institute's program of continuing education for its designated members.

EDUCATION:	Bachelor of Business Administration
	     Southwestern University, Georgetown, Texas 1976
	Master of Agriculture, Specializing in Land Economics & Real Estate
	     Texas A&M University, College Station, Texas 1978
	
	Successfully completed numerous real estate related courses and seminars sponsored by the Appraisal Institute, accredited universities and others.

INTEGRA REALTY RESOURCES, INC.
CORPORATE PROFILE

Integra Realty Resources, Inc. offers the most comprehensive property valuation and counseling coverage in the United States with 58 independently owned and operated offices in 33 states. Integra was created for the purpose of combining the intimate knowledge of well-established local firms with the powerful resources and capabilities of a national company. Integra offers integrated technology, national data and information systems, as well as standardized valuation models and report formats for ease of client review and analysis. Integra's local offices have an average of 25 years of service in the local market, and each is headed by a Managing Director who is an MAI member of the Appraisal Institute.

A listing of IRR's local offices and their Managing Directors follows:

ATLANTA, GA – Sherry L. Watkins., MAI, MRICS	*MINNEAPOLIS, MN – Michael Amundson, MAI, CCIM, MRICS*
ATLANTIC COAST, NJ - Anthony Graziano, MAI, CRE, FRICS	*NAPLES, FL – Carlton J. Lloyd, MAI*
AUSTIN, TX - Randy A. Williams, MAI, SR/WA, FRICS	*NASHVILLE, TN – R. Paul Perutelli, MAI, SRA, MRICS*
BALTIMORE, MD - G. Edward Kerr, MAI, MRICS	*NEW YORK, NY – Raymond T. Cirz, MAI, CRE, FRICS*
BOISE, ID - Bradford T. Knipe, MAI, ARA, CCIM, CRE, FRICS	*NORTHERN NJ – Barry J. Krauser, MAI, CRE, FRICS*
BOSTON, MA - David L. Cary, MAI, MRICS	*ORANGE COUNTY, CA – Larry D. Webb, MAI, FRICS*
CHARLOTTE, NC - Fitzhugh L. Stout, MAI, CRE, FRICS	*ORLANDO, FL – Charles J. Lentz, MAI, MRICS*
CHICAGO, IL - Gary K. DeClark, MAI, CRE, FRICS	*PHILADELPHIA, PA – Joseph Pasquarella, MAI, CRE, FRICS*
CHICAGO, IL – Eric L. Enloe, MAI, MRICS	*PHOENIX, AZ – Walter Winius, Jr., MAI, CRE, FRICS*
CINCINNATI, OH - Gary S. Wright, MAI, SRA, FRICS	*PITTSBURGH, PA – Paul D. Griffith, MAI, MRICS*
CLEVELAND, OH – Douglas P. Sloan, MAI, MRICS	*PORTLAND, OR – Brian A. Glanville, MAI, CRE, FRICS*
COLUMBIA, SC - Michael B. Dodds, MAI, CCIM, MRICS	*PROVIDENCE, RI – Gerard H. McDonough, MAI*
COLUMBUS, OH – Bruce A. Daubner, MAI, MRICS	*RICHMOND, VA – Kenneth L. Brown, MAI, CCIM, MRICS*
DALLAS, TX - Mark R. Lamb, MAI, CPA, MRICS	*SACRAMENTO, CA – Scott Beebe, MAI, FRICS*
DAYTON, OH - Gary S. Wright, MAI, SRA, FRICS	*ST. LOUIS, MO – Roland G. Hoffman, MAI, SRA, MRICS*
DENVER, CO - Brad A. Weiman, MAI, MRICS	*SALT LAKE CITY, UT – Darrin Liddell, MAI, CCIM, MRICS*
DETROIT, MI - Anthony Sanna, MAI, CRE, FRICS	*SAN ANTONIO, TX – Martyn C. Glen, MAI, CRE, FRICS*
FORT WORTH, TX - Donald Sherwood, MAI, SR/WA, FRICS	*SAN DIEGO, CA – Jeff Greenwald, MAI, FRICS*
GREENVILLE, SC – Michael B. Dodds, MAI, CCIM, MRICS	*SAN FRANCISCO, CA – Jan Kleczewski, MAI, FRICS*
HARTFORD, CT - Mark F. Bates, MAI, CRE, FRICS	*SARASOTA, FL – Carlton J. Lloyd, MAI*
HOUSTON, TX - David R. Dominy, MAI, CRE, FRICS	*SARASOTA, FL- Craig L. Smith, MAI, MRICS*
INDIANAPOLIS, IN – Michael C. Lady, MAI, SRA, CCIM, MRICS	*SAVANNAH, GA – J. Carl Schultz, Jr., MAI, SRA, CRE, FRICS*
KANSAS CITY, MO/KS - Kenneth Jaggers, MAI, FRICS	*SEATTLE, WA – Allen N. Safer, MAI, MRICS*
LAS VEGAS, NV - Shelli L. Lowe, MAI, SRA, MRICS	*SYRACUSE, NY – William J. Kimball, MAI, FRICS*
LOS ANGELES, CA - John G. Ellis, MAI, CRE, FRICS	*TAMPA, FL – Bradford L. Johnson, MAI, MRICS*
LOS ANGELES, CA – Matthew Swanson, MAI	*TULSA, OK – Robert E. Gray, MAI, FRICS*
LOUISVILLE, KY - George Chapman, MAI, SRA, CRE, FRICS	*WASHINGTON, DC – Patrick C. Kerr, MAI, SRA, MRICS*
MEMPHIS, TN - J. Walter Allen, MAI, MRICS	*WILMINGTON, DE – Douglas L. Nickel, MAI, FRICS*
MIAMI, FL – Stephen Matonis, MAI	*IRR de MEXICO – Oscar J. Franck Terrazas*
MILWAUKEE, WI – Nicholas F. Solano, MAI, MRICS	

Corporate Office

1133 Avenue of the Americas, 27th Floor, New York, New York 10036
Telephone: (212) 255-7858; Fax: (646) 424-1869; E-mail info@irr.com
Website: www.irr.com

ADDENDUM B

DEFINITIONS

Integra Realty Resources

DEFINITIONS

In most cases, the following definitions have been extracted, solely or in combination, from definitions and descriptions printed in:

- The Dictionary of Real Estate Appraisal, Fourth Edition, Appraisal Institute, Chicago, Illinois, 2002 (Dictionary).

- The Appraisal of Real Estate, Thirteenth Edition, Appraisal Institute, Chicago, Illinois, 2008 (Thirteenth Edition).

- Marshall Valuation Service, Marshall & Swift, Los Angeles, California, (MVS).

- 2008 BOMA Experience Exchange Report, Building Owners and Managers Association International, Washington, DC (BOMA EER).

- Standard Method for Measuring Floor Area in Office Buildings, Building Owners and Managers Association International, Washington, DC, 1996 (BOMA Standard).

Accrued Depreciation

The difference between the reproduction or replacement cost of the improvements on the effective date of the appraisal and the market value of the improvements on the same date. *(Dictionary)*

Class of Office Building (*Dictionary*)

For the purposes of comparison, office space is grouped into three classes. These classes represent a subjective quality rating of buildings, which indicates the competitive ability of each building to attract similar types of tenants. Combinations of factors such as rent, building finishes, system standards and efficiency, building amenities, location/accessibility, and market perception are used as relative measures. (Note that national cost estimating services may classify office buildings differently than local markets.)

Class A office buildings are the most prestigious office buildings competing for the premier office users, with rents above average for the area. Buildings have high-quality standard finishes, state-of-the-art systems, exceptional accessibility, and a definite market presence.

Class B office buildings compete for a wide range of users, with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the buildings do not compete with Class A buildings at the same price.

Class C office buildings compete for tenants requiring functional space at rents below the average for the area.

Deferred Maintenance

Curable, physical deterioration that should be corrected immediately, although work has not commenced; denotes the need for immediate expenditures, but does not necessarily suggest inadequate maintenance in the past. *(Dictionary)*

Discounted Cash Flow (DCF) Analysis

The procedure in which a discount rate is applied to a set of projected income streams and a reversion. The analyst specifies the quantity, variability, timing, and duration of the income streams as well as the quantity and timing of the reversion and discounts each to its present value at a specified yield rate. DCF analysis can be applied with any yield capitalization technique and may be performed on either a lease-by-lease or aggregate basis. (*Dictionary*)

Disposition Value

The most probable price that a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale will occur within a limited future marketing period specified by the client.

2. The actual market conditions currently prevailing are those to which the appraised property interest is subject.

3. The buyer and seller is each acting prudently and knowledgeably.

4. The seller is under compulsion to sell.

5. The buyer is typically motivated.

6. Both parties are acting in what they consider their best interests.

7. An adequate marketing effort will be made in the limited time allowed for the completion of a sale.

8. Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

This definition can also be modified to provide for valuation with specified financing terms. See also distress sale; forced price; liquidation value; market value. *(Dictionary)*

Effective Date

The date at which the analyses, opinions, and advice in an appraisal, review, or consulting service apply. *(Dictionary)*

Entrepreneurial Incentive

The amount that an entrepreneur expects or wants to receive as compensation for providing coordination and expertise and assuming the risks associated with the development of a project. Entrepreneurial incentive is an amount anticipated, prior to development, whereas entrepreneurial profit is an amount earned, estimated after completion. *(Thirteenth Edition)*

Entrepreneurial Profit

A market-derived figure that represents the amount an entrepreneur receives for his or her contribution to a project and risk; the difference between the total cost of a property (cost of development) and its market value (property value after completion), which represents the entrepreneur's compensation for the risk and expertise associated with development. *(Dictionary)*

Excess Land; Surplus Land *(Dictionary)*

*Excess Land***:** In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement.

*Surplus Land***:** Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement.

Exposure Time

The time a property remains on the market. The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based on an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions. *(Dictionary)*

Fee Simple Estate

Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. (*Dictionary*)

Floor Area Ratio (FAR)

The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area. *(Dictionary)*

Gross Building Area (GBA)

The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements,

mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. *(Dictionary)*

Highest and Best Use

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity. (*Dictionary*)

Insurable Value

Value used by insurance companies as the basis for insurance. Often considered to be replacement or reproduction cost plus allowances for debris removal or demolition less deterioration and noninsurable items. Sometimes cash value or market value, but often entirely a cost concept. (*MVS*)

Leased Fee Interest

An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the lessee are specified by contract terms contained within the lease. (*Dictionary*)

Leasehold Interest

The interest held by the lessee (the tenant or renter) through a lease transferring the rights of use and occupancy for a stated term under certain conditions. (*Dictionary*)

Lease Type

Gross Lease: A lease in which the landlord receives stipulated rent and is obligated to pay all or most of the property's operating expenses and real estate taxes. (Dictionary)

Modified Gross Lease: A lease in which certain types of expenses are paid by the landlord and other types are paid by the tenants. The meaning of the term "modified gross lease" varies from market to market; therefore the analyst should identify the specific expense responsibilities of the owner and tenant whenever the term is used. (Thirteenth Edition) The modified gross lease type is intended to include leases that are sometimes called net, single net, double net, partial net, and semi-gross.

Net Lease: A lease in which the tenant pays most but not all of the operating expenses of a property, and the landlord is responsible for some expenses. Sometimes called single net or double net lease. The net lease category is intended to include leases that do not meet the definition of a triple net or absolute net lease. Whenever the term net lease is used, an analyst should identify the specific expense responsibilities of the tenant and owner.

Triple Net Lease: A net lease under which the lessee assumes all expenses of operating a property, including both fixed and variable expenses and any common area maintenance that might apply, but the landlord is responsible for structural repairs. Also called net net net or NNN lease. (Dictionary)

Absolute Net Lease: A lease in which the tenant pays all expenses including structural maintenance and repairs; usually a long-term lease to a credit tenant. (Dictionary)

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Integra Realty Resources

Liquidation Value

The most probable price that a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale will occur within a severely limited future marketing period specified by the client.

2. The actual market conditions currently prevailing are those to which the appraised property interest is subject.

3. The buyer is acting prudently and knowledgeably.

4. The seller is under extreme compulsion to sell.

5. The buyer is typically motivated.

6. The buyer is acting in what he or she considers his or her best interest.

7. A limited marketing effort and time will be allowed for the completion of a sale.

8. Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

This definition can be modified to provide for valuation with specified financing terms. *(Dictionary)*

Market Rent

The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the typical lease agreement, including the rental adjustment and revaluation, permitted uses, use restrictions, expense obligations, term, concessions, renewal and purchase options, and tenant improvements (TIs). *(Thirteenth Edition)*

Market Value

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

- buyer and seller are typically motivated;

- both parties are well informed or well advised, and acting in what they consider their best interests;

- a reasonable time is allowed for exposure in the open market;

- payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

- the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

(Dictionary; 12 C.F.R. Part 34.42(g); 55 Federal Register 34696, August 24, 1990, as amended at 57 Federal Register 12202, April 9, 1992; 59 Federal Register 29499, June 7, 1994)

Marketing Time

The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. Reasonable marketing time is an estimate of the amount of time it might take to sell an interest in real property at its estimated market value during the period immediately after the effective date of the appraisal; the anticipated time required to expose the property to a pool of prospective purchasers and to allow appropriate time for negotiation, the exercise of due diligence, and the consummation of a sale at a price supportable by concurrent market conditions. *(Dictionary)*

Prospective Value Opinion

A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new use, or those that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. *(Dictionary)*

Rentable Area (RA)

The amount of space on which rent is based. Under the *BOMA Standard,* rentable area equals usable area plus common areas such as lobbies, corridors, washrooms, and mechanical rooms; however, rentable area specifically excludes vertical penetrations such as elevator shafts, stairs, pipe shafts and their enclosing walls. *(BOMA Standard)*

Replacement Cost

The estimated cost to construct, at current prices as of the effective appraisal date, a building with utility equivalent to the building being appraised, using modern materials and current standards, design and layout. (*Dictionary*)

Reproduction Cost

The estimated cost to construct, at current prices as of the effective date of the appraisal, an exact duplicate or replica of the building being appraised, using the same materials, construction standards, design, layout, and quality of workmanship and embodying all the deficiencies, superadequacies, and obsolescence of the subject building. (*Dictionary*)

Stabilized Occupancy

Occupancy at that point in time when abnormalities in supply and demand or any additional transitory conditions cease to exist and the existing conditions are those expected to continue over the economic life of the property; the optimum range of long-term occupancy which an income-producing real estate project is expected to achieve

under competent management, after exposure for leasing in the open market for a reasonable period of time at terms and conditions comparable to competitive offerings. (*Dictionary*)

Usable Area

The actual occupied area, calculated by measuring the area enclosed by: the finished surface of the office side of corridor and other permanent walls; the inside finished surface of the permanent outer building wall or a major vertical penetration; and the center of partitions that separate the area being measured from adjoining usable areas. No deductions shall be made for columns and projections necessary to the building. Usable area does not include mechanical rooms, janitorial rooms, restrooms, upper level floor lobbies, and any major vertical penetrations of a multi-tenant floor. *(BOMA EER and BOMA Standard)*

Value As Is

The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; relates to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning. *(Dictionary)*

ADDENDUM C

SUBJECT PHOTOGRAPHS

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Integra Realty Resources



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Integra Realty Resources


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Integra Realty Resources

ADDENDUM D

FINANCIALS AND PROPERTY INFORMATION

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Integra Realty Resources

ADDENDUM E

COMPARABLE DATA

OFFICE SALE PROFILE

Sale No. 1

Location & Property Identification

Property Name:	GSA Building
Sub-Property Type:	Office: Institutional/Governmental
Address:	1101 E. Hackberry Ave.
City/State/Zip:	Mcallen, TX 78501
County:	Hidalgo
Submarket:	South Texas Plains
Market Orientation:	Urban



PARKING PROHIBITED
FIRE LANE

Lat./Long.: 26.210730/-98.229329 IRR Event ID (449426)

Sale Information

Listing Price:	$7,705,222
Eff. R.E. Listing Price:	$7,705,222
Listing Date:	02/23/2011
Sale Status:	Listing
$/SF NRA:	$269.51
Case Study Type:	none
Grantor/Seller:	WSSA McAllen, LLC
Grantee/Buyer:	Offering
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Document Type:	Other
Verified By:	Adrienne S Barrow
Verification Date:	2/23/11
Verification Source:	Confidential (Broker)
Verification Type:	Confirmed-Confidential

Operating Data and Key Indicators

Potential Gross Income:	$865,807
Expenses:	$249,389
Net Operating Income:	$616,418
Reserves Included:	Yes
Operating Data Type:	Pro-forma Broker
GRM Actual:	9.13
OAR(Cap. rate)Actual:	8.0%
Management Included:	Yes

Sale Analysis

Current Use:	GSA Leased Office

Improvement and Site Data

MSA:	Mcallen-Edinburg-Mission, TX Metropolitan Statistical Area
Legal/Tax/Parcel ID:	TaxID: 704615
NRA-SF:	29,323
Acres(Usable/Gross):	3.55/3.55
Land-SF(Usable/Gross):	154,557/154,557
Usable/Gross Ratio:	1.00
Year Built:	2010
Source of Land Info.:	Public Records

Comments

Subject is a GSA leased office (started 11/2010, 15 years firm). Currently there are offers around an 8.0% cap rate; however, the owner is looking for an offer at a 7.8% cap. Projections utilized are from seller's broker. PGI includes a base rent of $15.30/SF, amortized TI of $3.20/SF, and $11.02/SF of operating expense reimbursements.

OFFICE SALE PROFILE

Sale No. 2

Location & Property Identification

Property Name:	Dallas DEA Building
Sub-Property Type:	Office: Institutional/Governmental
Address:	10160 W. Technology Blvd.
City/State/Zip:	Dallas, TX 75220
County:	Dallas
Submarket:	Love Field
Market Orientation:	Suburban



Lat./Long.: 32.859094/-96.901567 IRR Event ID (448738)

Sale Information

Sale Price:	$11,750,000
Eff. R.E. Sale Price:	$11,750,000
Sale Date:	12/29/2010
Sale Status:	Closed
$/SF GBA:	$163.59
$/SF NRA:	$163.59
Case Study Type:	none
Grantor/Seller:	Cowperwood DEA i, LP
Grantee/Buyer:	USGP Dallas, LP
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Terms of Sale:	Cash to seller
Document Type:	Deed
Recording No.:	201000331870
Verified By:	Adrienne S Barrow
Verification Date:	12/20/10
Verification Source:	Confidential (in house appraisal)
Verification Type:	Confirmed-Confidential

Operating Data and Key Indicators

Potential Gross Income:	$1,616,826
Vacancy Rate:	5%
Effective Gross Income:	$1,685,877
Expenses:	$859,832
Net Operating Income:	$826,045
Reserves Included:	No
Operating Data Type:	IRR Projection
GRM Actual:	7.27
EGIM Actual:	6.97
OAR(Cap. rate)Actual:	7.03%
Expense Ratio:	54.00%
Management Included:	Yes

Improvement and Site Data

MSA:	DALLAS-FORT WORTH-ARLINGTON, TX METROPOLITAN STATISTICAL AREA
Legal/Tax/Parcel ID:	0064990D000010900
GBA-SF:	71,827
NRA-SF:	71,827
Acres(Usable/Gross):	7.51/7.51
Land-SF(Usable/Gross):	327,070/327,070
Usable/Gross Ratio:	1.00
Year Built:	2000
No. of Buildings/Stories:	1/3
Total Parking Spaces:	200
Park. Ratio 1000 SF GLA:	2.78
Park. Ratio 1000 SF GBA:	2.78
Bldg. to Land Ratio FAR:	0.21
Excess/Surplus Land:	No
Source of Land Info.:	Public Records



IRR Copyright 2011 Integra Realty Resources, Inc.

IRR-DataPoint An IRR System

Comments

Property was 100% leased to USGA. Cap rate based on IRR projected income and expenses. Lease term is from 02/2001 to 02/2021 with an early termination option after 02/2011. Lease rate is $27.57/SF for 10 years and decreases to $22.51 in 02/2011.

Location & Property Identification

Property Name:	North Grove Medical Park Complex
Sub-Property Type:	Office: Medical Office
Address:	279 North Grove Medical Park Drive
City/State/Zip:	Spartanburg, SC 29316
County:	Spartanburg
Market Orientation:	Suburban
Property Location:	SEQ if I-85 (Business) & Boiling Springs Road



Lat./Long.:   35.047996/-81.976354   IRR Event ID (406279)

Sale Information

Sale Price:	$3,200,000
Eff. R.E. Sale Price:	$3,200,000
Sale Date:	09/04/2010
Contract Date:	05/05/2010
Sale Status:	Closed
$/SF GBA:	$230.00
$/SF NRA:	$230.00
Case Study Type:	Credit Leased (Single Tenant)
Grantor/Seller:	North Grove VA Partners, LLC
Grantee/Buyer:	Modaff Properties, LLC
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Exposure Time:	7.00 (months)
Terms of Sale:	Cash to seller
Document Type:	Deed
Recording No.:	Book 96-T, Page 157
Verified By:	George John
Verification Date:	7/7/10
Verification Source:	Stuart L. Smith
Verification Type:	Confirmed-Seller Broker

Operating Data and Key Indicators

Potential Gross Income:	$363,222
Vacancy Rate:	1%
Effective Gross Income:	$361,360
Expenses:	$127,838
Net Operating Income:	$233,422
Reserves Included:	Yes
Operating Data Type:	In-Place Income
GRM Actual:	8.81
EGIM Actual:	8.86
OAR(Cap. rate)Actual:	7.29%
Expense Ratio:	35.00%
Management Included:	Yes

Sale Analysis

Contributory Land Value:	$250,000
Repl. Cost New(Bldg.):	$2,517,420
Repl. Cost New Site Imp.:	$159,959

Improvement and Site Data

MSA:	Spartanburg, SC Metropolitan Statistical Area
Legal/Tax/Parcel ID:	7115-60-9269.75
GBA-SF:	13,913
NRA-SF:	13,913
Acres(Usable/Gross):	2.29/2.29
Land-SF(Usable/Gross):	99,752/99,752
Usable/Gross Ratio:	1.00
Year Built:	2009



IRR-DataPoint
An IRR System

Improvement and Site Data (Cont'd)

Improvements Cond.:	Excellent
Construction Desc.:	Wood frame, masonry facade. Blast resistant windows and walls.
No. of Buildings/Stories:	1/1
Total Parking Spaces:	100
Park. Ratio 1000 SF GLA:	7.19
Park. Ratio 1000 SF GBA:	7.19
Fire Sprinkler Type:	Wet
Air-Conditioning Type:	Units
Roof,Heating,AC Comm.:	Hip roof, composite shingles. AC has 8 zones with energy recovery ventilator (ERV).
Shape:	Rectangular
Topography:	Level
Corner Lot:	No
Frontage Feet:	85
Frontage Desc.:	North Grove Medical Park Dri.
Traffic Count:	Low
Bldg. to Land Ratio FAR:	0.13
Zoning Desc.:	Unzoned
Flood Plain:	No
Flood Zone:	Zone C
Utilities:	Electricity, Water Public, Sewer, Telephone
Bldg. Phy. Info. Source:	Past Appraisal
Source of Land Info.:	Other

Comments

Sale of a medical office building fully leased to the VA for ten years for $16.65 per square foot with pass throughs for taxes, insurance and CAM (estimated at $9.01). Base rent has 4% annual increases.

TI's of $450,000 paid up front by VA.

Location & Property Identification

Property Name:	FBI Building
Sub-Property Type:	Office: Low - Rise
Address:	3301 W. Memorial Rd.
City/State/Zip:	Oklahoma City, OK 73143
County:	Oklahoma
Market Orientation:	Suburban
Property Location:	Uplatted part of Section 12 13N, 4W



Lat./Long.:   35.609873/-97.576109   IRR Event ID (329354)

Sale Information

Sale Price:	$24,563,000
Eff. R.E. Sale Price:	$24,563,000
Sale Date:	01/14/2009
Sale Status:	Closed
$/SF GBA:	$152.34
$/SF NRA:	$152.34
Case Study Type:	none
Grantor/Seller:	Memorial Associates LLC
Grantee/Buyer:	NGP V Oklahoma LLC
Property Rights:	Leased Fee
% of Interest Conveyed:	100.00
Terms of Sale:	Cash to seller
Document Type:	Deed
Recording No.:	Book 10998 / 1204
Verified By:	Steven L. Sparks, MAI
Verification Date:	5/4/09
Verification Type:	Confirmed-Seller

Operating Data and Key Indicators

Potential Gross Income:	$2,535,509
Expenses:	$521,403
Net Operating Income:	$2,014,106
Reserves Included:	No
Operating Data Type:	In-Place Income
GRM Actual:	9.69
OAR(Cap. rate)Actual:	8.20%

Management Included:	Yes
OAR(Cap. Rate)Reported:	8.00%

Improvement and Site Data

MSA:	OKLAHOMA CITY, OK METROPOLITAN STATISTICAL AREA
Legal/Tax/Parcel ID:	R140736023
GBA-SF:	161,241
NRA-SF:	161,241
Usable Floorplate-SF:	161,241
Acres(Gross):	8.74
Land-SF(Gross):	380,714
Year Built:	1998
Most Recent Renovation:	2008
Building/M&S Class:	B/B
Improvements Cond.:	Good
No. of Buildings/Stories:	4/2
Ceiling Height Minimum:	12.00
Elevators/Count:	Yes
Fire Sprinkler Type:	Wet
Shape:	Rectangular
Topography:	Level
Corner Lot:	Yes
Frontage Feet:	324
Frontage Desc.:	Memorial
Bldg. to Land Ratio FAR:	0.42
Zoning Code:	C-3
Zoning Desc.:	Commercial
Flood Plain:	No

FBI Building



Improvement and Site Data (Cont'd)

Bldg. Phy. Info. Source: Public Records
Source of Land Info.:   Public Records

Comments

This is a single-tenant, class A, office building originally constructed in 1998 and renovated in 2008. This is a property is leased by the FBI under a 10-year lease. Reported going-in capitalization rate is 8.2% based on income in place.

Property has a 79728 SF two story concrete office builidng with brick veneer, a structure with 38538 SF of parking along with a 10,800 sf office on the second floor, a parking garage of reinforced concrete block with brick veneer with 11,700 square feet and a thrid parking garage built in 2008 with 20,475 sf and is constructed of steel frame with brick veneer. The property has perimeter of wrought iron fence.

Location & Property Identification

Property Name:	9400 NCX Building
Sub-Property Type:	Office
Address:	9400 N. Central Expy.
City/State/Zip:	Dallas, TX 75231
County:	Dallas
Submarket:	Vickery
Market Orientation:	Urban
Property Location:	BLK D/5457 PT LOT 1



Lat./Long.:   32.876809/-96.769654   IRR Event ID (402554)

Lease Information

Lessor:	YPI
Lessee:	Promotional Network
Init Year Contract Rate:	$15.00 /$/SF/YR
Effective Lease Rate:	$15.00 /$/SF/YR
Lease Commencement:	12/01/2010
Term of Lease:	64 months
Lease Type:	Local
Space Type:	Office
Escalations:	Fixed Percentage
Verified with:	YPI
Transaction Reliability:	Confirmed
NRA:	38,552
Leased Area:	38,552
Suite #:	1500-1600
Full Building Lease:	No

Lease Expense Information

Lease Reimburse. Type:	Modified Gross

Improvement and Site Data

MSA:	Dallas-Ft. Worth-Arlington MSA
Legal/Tax/Parcel ID:	GLEN LAKES TOWERS REPLAT
GBA-SF:	433,407
NRA-SF:	392,457

Acres(Usable/Gross):	6.06/6.06
Land-SF(Usable/Gross):	263,795/263,973
Usable/Gross Ratio:	1.00
Year Built:	1981
Most Recent Renovation:	1995
Building/M&S Class:	A/S
Construction Desc.:	Steel construction
Multi-Tenant/Condo.:	Yes/No
Total Parking Spaces:	650
Park. Ratio 1000 SF GLA:	1.66
No. Surface Spaces:	350
No. Covered Spaces:	300
Park. Ratio 1000 SF GBA:	1.50
Elevators Count:	Yes/9.00
Bldg. to Land Ratio FAR:	1.64
Zoning Code:	PD-280
Zoning Desc.:	Planned Development District
Flood Plain:	No
Utilities:	Electricity, Water Public, Sewer, Gas, Telephone, CableTV
Utilities Desc.:	All to site.
Bldg. Phy. Info. Source:	Other
Source of Land Info.:	Public Records

Comments

Comments (Cont'd)

Renewal, 4 months free, $0.50/SF annual increases, $7.00/SF Ti allowance.

Location & Property Identification

Property Name:	Plaza of the Americas
Sub-Property Type:	Office: High - Rise
Address:	600 N. Pearl Street
City/State/Zip:	Dallas, TX 75201
County:	Dallas
Submarket:	CBD-Uptown
Market Orientation:	CBD



Lat./Long.:   32.786689/-96.795933   IRR Event ID (425810)

Lease Information

Lessee:	Saville Dodgen
Init Year Contract Rate:	$19.00 /$/SF/YR
Effective Lease Rate:	$19.00 /$/SF/YR
Lease Commencement:	03/01/2010
Lease Expiration:	02/28/2018
Term of Lease:	96 months
Lease Type:	Local
Space Type:	Office
Verified with:	Shannon Brown- JLL
Transaction Reliability:	Confirmed
NRA:	17,681
Leased Area:	17,681
Concessions:	No free rent
Base Tenant Improv.:	$15.00

Lease Expense Information

Lease Reimburse. Type:	Modified Gross
Landlord Pays:	RE Taxes, Property Insurance, Management Fees, Administration Fees, Utilities, Repairs & Maintenance, Structural Repairs, CAM, Security, Roads/Grounds
Tenant Pays:	Tenant Utilities

Improvement and Site Data

MSA:	Dallas-Fort Worth-Arlington, TX Metropolitan Statistical Area
Legal/Tax/Parcel ID:	00000105547000000
GBA-SF:	1,213,264
NRA-SF:	1,213,264
Acres(Usable/Gross):	5.65/5.65
Land-SF(Usable/Gross):	246,114/246,114
Usable/Gross Ratio:	1.00
Year Built:	1979
Most Recent Renovation:	1992
Building/M&S Class:	A/A
No. of Buildings/Stories:	2/25
Total Parking Spaces:	500
Park. Ratio 1000 SF GLA:	0.41
Park. Structure Space:	500
Park. Ratio 1000 SF GBA:	0.41
Bldg. to Land Ratio FAR:	4.92
Zoning Code:	CA-1 (A)
Utilities:	Electricity, Water Public, Sewer, Telephone
Source of Land Info.:	Public Records

Comments

Gross +E. Renewal. $15.00 TI allowance.

Location & Property Identification

Property Name:	Empire Center
Sub-Property Type:	Office: High - Rise
Address:	8435 N. Stemmons Fwy
City/State/Zip:	Dallas, TX 75247
County:	Dallas
Submarket:	West Dallas
Market Orientation:	Suburban



Lat./Long.:   32.827330/-96.873101   IRR Event ID (380801)

Lease Information

Lessor:	Diversified Capital, Inc.
Lessee:	Parkland Health & Hospital System
Init Year Contract Rate:	$12.22 /$/SF/YR
Effective Lease Rate:	$12.22 /$/SF/YR
Lease Commencement:	09/01/2009
Lease Expiration:	11/20/2015
Term of Lease:	74 months
Lease Type:	Local
Space Type:	Office
Escalations:	Fixed Steps
Verified with:	Parkland Hospital (Public Records)
Transaction Reliability:	Confirmed
NRA:	67,500
Leased Area:	67,500
Full Building Lease:	No
Load/Core Factor:	1.10

Lease Expense Information

Lease Reimburse. Type:	Net
Landlord Pays:	RE Taxes, Property Insurance, Management Fees, Administration Fees, Repairs & Maintenance, Structural Repairs, Security, Roads/Grounds

Improvement and Site Data

MSA:	Dallas
Legal/Tax/Parcel ID:	Block 100/7940, Brookhollow Industrial District 9
GBA-SF:	230,700
NRA-SF:	230,000
Usable Floorplate-SF:	21,000
Acres(Usable/Gross):	5.30/5.30
Land-SF(Usable/Gross):	230,966/230,966
Usable/Gross Ratio:	1.00
Year Built:	1971
Most Recent Renovation:	1997 & 2009
Improvements Cond.:	Good
Construction Desc.:	Flag shape land with dual frontage along Empire Central and Stemmons. During renovation, all building mechanical systems and exterior finishes were updated. The lobby was updated in 2009.
No. of Buildings/Stories:	1/11
Multi-Tenant/Condo.:	Yes/No
Park. Ratio 1000 SF GLA:	4.00
Elevators Count:	Yes
Fire Sprinkler Type:	Yes
Shape:	Irregular
Topography:	Gently Sloping

Improvement and Site Data (Cont'd)

Corner Lot:	No
Bldg. to Land Ratio FAR:	1.00
Zoning Code:	MU3
Flood Plain:	No
Utilities Desc.:	To site
Bldg. Phy. Info. Source:	Third Party
Source of Land Info.:	Public Records

Comments

Parking is 4/1,000 RSF but expandable to up to 6/1000 RSF. Building has 24/7 onsite security.

Year 1: $12.22 PSF, 2: $12.48 PSF, 3: $12.72 PSF, 4: $12.97 PSF, 5: $13.22 PSF, 6: $13.47 PSF. Lease is plus electric. Parking is at 6:1,000 SF. $8/SF TI allowance or $540,000 provided. Expenses and CAM are estimated to be $247,000 in Year 1. Lease has termination option ($255,000 fee). Includes 3 months free rent.

Location & Property Identification

Property Name:	Founders Square
Address:	900 Jackson Street
City/State/Zip:	Dallas, TX 75202
County:	Dallas
Submarket:	Dallas CBD
Market Orientation:	CBD



Lat./Long.:   32.778174/-96.803406   IRR Event ID (297941)

Lease Information

Lessor:	Jackson Wood LTD
Lessee:	Burleson, Pate & Gibson
Init Year Contract Rate:	$14.00 /$/SF/YR
Effective Lease Rate:	$15.00 /$/SF/YR
Lease Commencement:	03/01/2009
Lease Expiration:	09/29/2016
Term of Lease:	90 months
Lease Type:	Local
Space Type:	Office
Escalations:	Fixed Steps
Verified with:	Brent Steward, Property Manager, 972-991-0990
Transaction Reliability:	Confirmed
NRA:	14,000
Leased Area:	14,000
Full Building Lease:	No
Load/Core Factor:	1.158

Lease Expense Information

Lease Reimburse. Type:	Net
Landlord Pays:	RE Taxes, Property Insurance, Management Fees, Administration Fees, Repairs & Maintenance, Structural Repairs, CAM, Security, Roads/Grounds

Improvement and Site Data

MSA:	DFW
NRA-SF:	273,694
Acres(Usable/Gross):	0.93/0.93
Land-SF(Usable/Gross):	40,510/40,510
Usable/Gross Ratio:	1.00
Year Built:	1917
Most Recent Renovation:	1986
Building/M&S Class:	B/B
Improvements Cond.:	Good
Construction Desc.:	24 hour security, deli, ATM, AT&T fiber optics, alternate dial up and LD services, and T-1 internet service
No. of Buildings/Stories:	1/7
Multi-Tenant/Condo.:	Yes/No
Total Parking Spaces:	200
Park. Ratio 1000 SF GLA:	0.73
No. Surface Spaces:	200
Elevators Count:	Yes
Fire Sprinkler Type:	Wet
Shape:	Rectangular
Topography:	Level
Corner Lot:	Yes
Zoning Code:	CA-1
Zoning Desc.:	Central Area
Easements:	No
Environmental Issues:	No
Flood Plain:	No

Improvement and Site Data (Cont'd)

Utilities Desc.:   All to site

Source of Land Info.:   Other

Comments

Parking spaces are located across the street in a public parking garage

New lease. Lease commences at $14 PSF and contains a couple months of free rent. Rent increases to a maximum of $17.50 during the term. Effective rental rate reported by property manager to be $15/SF. Tenant pays E which is estimated to be $1.90 PSF in this building. Parking is additional $110 per month per space for covered/unreserved and $140/mo./space for covered reserved. Photograph taken by K. Curtis on 7/13/09. Camera facing W.

ADDENDUM F

DCF REPORTS

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 1

Supporting Schedule -- Detailed Lease Expiration Schedule (First Term Only)

No.	Tenant	Suite	Market Leasing	Base Rent /SqFt/Yr	Expiration Date	Square Feet	Percent of Total
1	GSA - Federal Bureau	100	Office	14.53	1/23	39,329	100.0
						===========	===========
Total for Year Ending Feb-						39,329	100.0%
Building Total						39,329	100.0%



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 2

Supporting Schedule -- Square Feet Expiring -- (All Terms)

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant	Suite												
GSA - Federal Bureau of	100	39,329	1/08	1/23									
Total SqFt Expiring		39,329											
Percent Of Total Expiring													



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 3

Supporting Schedule -- Square Feet Expiring -- (All Terms)

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025
Tenant	Suite								
GSA - Federal Bureau of	100	39,329	1/08	1/23			39,329		
Total SqFt Expiring		39,329					39,329		
					==========	==========	==========	==========	==========
Percent Of Total Expiring							100.0%		

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 4

Supporting Schedule - Occupancy & Absorption Rates
Physical Occupancy Based on Absorption & Turnover Vacancy Assumptions

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
SqFt Occupied												
March	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
April	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
May	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
June	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
July	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
August	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
September	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
October	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
November	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
December	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
January	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
February	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	
Average Occupied For The Year	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	36,052
Net Absorption												
Annual Square Feet Absorbed												(39,329)
Average Monthly Absorption												(3,277)

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Percentage Occupancy												
March	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
April	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
May	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
June	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
July	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
August	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
September	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
October	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
November	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
December	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
January	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
February	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	
Average Occupancy For The Year	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	91.67%
Net Absorption												
Annual Percentage Absorbed												(100.00%)
Average Monthly Percentage												(8.33%)

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 5

Supporting Schedule - Occupancy & Absorption Rates
Physical Occupancy Based on Absorption & Turnover Vacancy Assumptions

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
SqFt Occupied		
March		39,329
April		39,329
May		39,329
June	39,329	39,329
July	39,329	39,329
August	39,329	39,329
September	39,329	39,329
October	39,329	39,329
November	39,329	39,329
December	39,329	39,329
January	39,329	39,329
February	39,329	39,329
Average Occupied For The Year	29,497	39,329
	==========	==========
Net Absorption		
Annual Square Feet Absorbed	39,329	
Average Monthly Absorption	3,277	
	==========	==========

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
Percentage Occupancy		
March		100.00%
April		100.00%
May		100.00%
June	100.00%	100.00%
July	100.00%	100.00%
August	100.00%	100.00%
September	100.00%	100.00%
October	100.00%	100.00%
November	100.00%	100.00%
December	100.00%	100.00%
January	100.00%	100.00%
February	100.00%	100.00%
Average Occupancy For The Year	75.00%	100.00%
	==========	==========
Net Absorption		
Annual Percentage Absorbed	100.00%	
Average Monthly Percentage	8.33%	
	==========	==========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 6

Supporting Schedule -- Average Square Feet Occupancy

For the Years Ending	Suite	Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant													
GSA - Federal Bureau of	100	39,329	1/08	1/23	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
Total Amount Per Year		39,329			39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329	39,329
					==========	==========	==========	==========	==========	==========	==========	==========	==========
Average Percent Occupancy					100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 7

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Supporting Schedule -- Average Square Feet Occupancy

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025
Tenant	Suite								
GSA - Federal Bureau of	100	39,329	1/08	1/23	39,329	39,329	36,052	29,497	39,329
Total Amount Per Year		39,329			39,329	39,329	36,052	29,497	39,329
					===========	===========	===========	===========	===========
Average Percent Occupancy					100.00%	100.00%	91.67%	75.00%	100.00%

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 8

Supporting Schedule -- Scheduled Base Rental Revenue

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant	Suite												
GSA - Federal Bureau of	100	39,329	1/08	1/23	746,464	746,464	746,464	746,464	746,464	746,464	725,948	623,365	623,365
Total Amount Per Year		39,329			746,464	746,464	746,464	746,464	746,464	746,464	725,948	623,365	623,365
					==========	==========	==========	==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt					18.98	18.98	18.98	18.98	18.98	18.98	18.46	15.85	15.85
					==========	==========	==========	==========	==========	==========	==========	==========	==========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 9

Supporting Schedule -- Scheduled Base Rental Revenue

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025	Total
Tenant	Suite									
GSA - Federal Bureau of	100	39,329	1/08	1/23	623,365	623,365	571,418	740,749	987,665	9,998,024
Total Amount Per Year		39,329			623,365	623,365	571,418	740,749	987,665	9,998,024
					==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt					15.85	15.85	14.53	18.83	25.11	
					==========	==========	==========	==========	==========	==========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 10

Supporting Schedule -- Absorption & Turnover Vacancy

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant	Suite												
GSA - Federal Bureau of	100	39,329	1/08	1/23									
Total Amount Per Year		39,329											
Weighted Average Per SqFt													

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 11

Supporting Schedule -- Absorption & Turnover Vacancy

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025	Total
Tenant	Suite									
GSA - Federal Bureau of	100	39,329	1/08	1/23			79,908	246,916		326,824
Total Amount Per Year		39,329					79,908	246,916		326,824
					==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt							2.03	6.28		
					==========	==========	==========	==========	==========	==========



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 12

Supporting Schedule -- Base Rental Step Revenue

For the Years Ending	Suite	Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant													
GSA - Federal Bureau of	100	39,329	1/08	1/23									
Total Amount Per Year		39,329											
					==========	==========	==========	==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt													
					==========	==========	==========	==========	==========	==========	==========	==========	==========

ARGUS SOFTWARE

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 13

Supporting Schedule -- Base Rental Step Revenue

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025	Total
Tenant	Suite									
GSA - Federal Bureau of	100	39,329	1/08	1/23					14,748	14,748
Total Amount Per Year		39,329							14,748	14,748
					===========	===========	===========	===========	===========	===========
Weighted Average Per SqFt									0.37	
					===========	===========	===========	===========	===========	===========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 14

Supporting Schedule -- Expense Reimbursement Revenue

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant	Suite												
GSA - Federal Bureau of	100	39,329	1/08	1/23		278	2,028	4,194	6,426	8,724	11,092	13,530	16,042
Total Amount Per Year		39,329				278	2,028	4,194	6,426	8,724	11,092	13,530	16,042
					==========	==========	==========	==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt						0.01	0.05	0.11	0.16	0.22	0.28	0.34	0.41
					==========	==========	==========	==========	==========	==========	==========	==========	==========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 15

Supporting Schedule -- Expense Reimbursement Revenue

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025	Total
Tenant	Suite									
GSA - Federal Bureau of	100	39,329	1/08	1/23	18,629	21,293	21,839	3,757	24,519	152,351
Total Amount Per Year		39,329			18,629	21,293	21,839	3,757	24,519	152,351
					==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt					0.47	0.54	0.56	0.10	0.62	
					==========	==========	==========	==========	==========	==========



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 16

Supporting Schedule -- Tenant Improvements

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant	Suite												
GSA - Federal Bureau of	100	39,329	1/08	1/23									
Total Amount Per Year		39,329											
					==========	==========	==========	==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt													
					==========	==========	==========	==========	==========	==========	==========	==========	==========

Supporting Schedule -- Tenant Improvements

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025	Total
Tenant	Suite									
GSA - Federal Bureau of	100	39,329	1/08	1/23				1,121,475		1,121,475
Total Amount Per Year		39,329						1,121,475		1,121,475
					===========	===========	===========	===========	===========	===========
Weighted Average Per SqFt								28.52		
					===========	===========	===========	===========	===========	===========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 18

Supporting Schedule -- Leasing Commissions

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020
Tenant	Suite												
GSA - Federal Bureau of	100	39,329	1/08	1/23									
Total Amount Per Year		39,329											
					==========	==========	==========	==========	==========	==========	==========	==========	==========
Weighted Average Per SqFt													
					==========	==========	==========	==========	==========	==========	==========	==========	==========

ARGUS SOFTWARE

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:08
Ref# : AFD
Page : 19

Supporting Schedule -- Leasing Commissions

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023	Year 13 Feb-2024	Year 14 Feb-2025	Total
Tenant	Suite									
GSA - Federal Bureau of	100	39,329	1/08	1/23				231,074		231,074
Total Amount Per Year		39,329						231,074		231,074
Weighted Average Per SqFt								5.88		

ARGUS™ SOFTWARE

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 1

Presentation Rent Roll & Current Term Tenant Summary
As of Mar-2011 for 39,329 Square Feet

Description Tenant Name Type & Suite Number Lease Dates & Term	Area Floor SqFt Bldg Share	Base Rent Rate & Amount per Year per Month	Rent Adjustments & Categories Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements Months to Abate	Pcnt to Abate	Reimbursement Description of Operating Expense Reimbursements	Leasing Costs Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration Assumption about subsequent terms for this tenant
1 GSA - Federal Bureau Office, Suite: 100 Jan-2008 to Jan-2023 181 Months	 39,329 100.00%	$18.98 $746,464 $1.58 $62,205	Jan-2018	$15.85	-	-	-	See method: GSA	-	-	Market See assumption: Office
Total Occupied SqFt Total Available SqFt	39,329 0										

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 1

Schedule Of Prospective Cash Flow
In Inflated Dollars for the Fiscal Year Beginning 3/1/2011

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Potential Gross Revenue												
Base Rental Revenue	$746,464	$746,464	$746,464	$746,464	$746,464	$746,464	$725,948	$623,365	$623,365	$623,365	$623,365	$651,326
Absorption & Turnover Vacancy												(79,908)
Scheduled Base Rental Revenue	746,464	746,464	746,464	746,464	746,464	746,464	725,948	623,365	623,365	623,365	623,365	571,418
Base Rental Step Revenue												
Expense Reimbursement Revenue												
Real Estate Taxes		278	2,028	4,194	6,426	8,724	11,092	13,530	16,042	18,629	21,293	21,839
Utilities												
R&M												
Roads and Grounds												
Cleaning/Janitorial												
General & Administrative												
Management												
Insurance												
Total Reimbursement Revenue		278	2,028	4,194	6,426	8,724	11,092	13,530	16,042	18,629	21,293	21,839
Other Income												
CPI Expense Adj. (Excl. Taxes)	14,000	20,000	26,000	33,000	39,000	46,000	53,000	60,000	68,000	75,000	83,000	
Total Potential Gross Revenue	760,464	766,742	774,492	783,658	791,890	801,188	790,040	696,895	707,407	716,994	727,658	593,257
General Vacancy												(14,335)
Effective Gross Revenue	760,464	766,742	774,492	783,658	791,890	801,188	790,040	696,895	707,407	716,994	727,658	578,922
Operating Expenses												
Real Estate Taxes	68,063	70,105	72,208	74,374	76,606	78,904	81,271	83,709	86,220	88,807	91,471	94,215
Utilities	81,804	84,258	86,786	89,390	92,071	94,834	97,679	100,609	103,627	106,736	109,938	113,236
R&M	39,329	40,509	41,724	42,976	44,265	45,593	46,961	48,370	49,821	51,315	52,855	54,441
Roads and Grounds	5,506	5,671	5,841	6,017	6,197	6,383	6,575	6,772	6,975	7,184	7,400	7,622
Cleaning/Janitorial	58,207	59,953	61,752	63,604	65,512	67,478	69,502	71,587	73,735	75,947	78,225	80,572
General & Administrative	5,113	5,266	5,424	5,587	5,754	5,927	6,105	6,288	6,477	6,671	6,871	7,077
Management	31,179	31,436	31,754	32,130	32,467	32,849	32,392	28,573	29,004	29,397	29,834	23,736
Insurance	7,866	8,102	8,345	8,595	8,853	9,119	9,392	9,674	9,964	10,263	10,571	10,888
Reserves	5,899	6,076	6,259	6,446	6,640	6,839	7,044	7,255	7,473	7,697	7,928	8,166
Total Operating Expenses	302,966	311,376	320,093	329,119	338,365	347,926	356,921	362,837	373,296	384,017	395,093	399,953
Net Operating Income	457,498	455,366	454,399	454,539	453,525	453,262	433,119	334,058	334,111	332,977	332,565	178,969
Leasing & Capital Costs												
Tenant Improvements												
Leasing Commissions												
Total Leasing & Capital Costs												
Cash Flow Before Debt Service & Taxes	$457,498	$455,366	$454,399	$454,539	$453,525	$453,262	$433,119	$334,058	$334,111	$332,977	$332,565	$178,969

ARGUS SOFTWARE

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 2

Schedule Of Prospective Cash Flow
In Inflated Dollars for the Fiscal Year Beginning 3/1/2011

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
Potential Gross Revenue		
Base Rental Revenue	$987,665	$987,665
Absorption & Turnover Vacancy	(246,916)	
Scheduled Base Rental Revenue	740,749	987,665
Base Rental Step Revenue		14,748
Expense Reimbursement Revenue		
Real Estate Taxes	483	3,394
Utilities	1,201	7,750
R&M	577	3,726
Roads and Grounds	81	522
Cleaning/Janitorial	854	5,514
General & Administrative	75	484
Management	371	2,384
Insurance	115	745
Total Reimbursement Revenue	3,757	24,519
Other Income		
CPI Expense Adj. (Excl. Taxes)		
Total Potential Gross Revenue	744,506	1,026,932
General Vacancy		(143,770)
Effective Gross Revenue	744,506	883,162
Operating Expenses		
Real Estate Taxes	97,042	99,953
Utilities	116,633	120,132
R&M	56,074	57,756
Roads and Grounds	7,850	8,086
Cleaning/Janitorial	82,989	85,479
General & Administrative	7,290	7,508
Management	30,525	36,210
Insurance	11,215	11,551
Reserves	8,411	8,663
Total Operating Expenses	418,029	435,338
Net Operating Income	326,477	447,824
Leasing & Capital Costs		
Tenant Improvements	1,121,475	
Leasing Commissions	231,074	
Total Leasing & Capital Costs	1,352,549	
Cash Flow Before Debt Service & Taxes	($1,026,072)	$447,824
	===========	===========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 3

Schedule Of Expense Reimbursement Revenue
Fiscal Year Reimbursable Operating Expenses Adjusted for Actual Occupancy

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Reimbursable Expenses												
Real Estate Taxes	$68,063	$70,105	$72,208	$74,374	$76,606	$78,904	$81,271	$83,709	$86,220	$88,807	$91,471	$94,215
Utilities	81,804	84,258	86,786	89,390	92,071	94,834	97,679	100,609	103,627	106,736	109,938	113,236
R&M	39,329	40,509	41,724	42,976	44,265	45,593	46,961	48,370	49,821	51,315	52,855	54,441
Roads and Grounds	5,506	5,671	5,841	6,017	6,197	6,383	6,575	6,772	6,975	7,184	7,400	7,622
Cleaning/Janitorial	58,207	59,953	61,752	63,604	65,512	67,478	69,502	71,587	73,735	75,947	78,225	80,572
General & Administrative	5,113	5,266	5,424	5,587	5,754	5,927	6,105	6,288	6,477	6,671	6,871	7,077
Management	31,179	31,436	31,754	32,130	32,468	32,849	32,392	28,573	29,004	29,397	29,834	23,736
Insurance	7,866	8,102	8,345	8,595	8,853	9,119	9,392	9,674	9,964	10,263	10,571	10,888
Total Reimbursable Expenses	$297,067	$305,300	$313,834	$322,673	$331,726	$341,087	$349,877	$355,582	$365,823	$376,320	$387,165	$391,787

Calendar Year Reimbursable Operating Expenses used for Reimbursement Calculations

For the Years Ending	Dec-2011	Dec-2012	Dec-2013	Dec-2014	Dec-2015	Dec-2016	Dec-2017	Dec-2018	Dec-2019	Dec-2020	Dec-2021	Dec-2022
Reimbursable Expenses												
Real Estate Taxes	$67,733	$69,765	$71,858	$74,013	$76,234	$78,521	$80,876	$83,303	$85,802	$88,376	$91,027	$93,758
Utilities	81,407	83,849	86,365	88,956	91,625	94,373	97,204	100,121	103,124	106,218	109,404	112,687
R&M	39,138	40,312	41,522	42,767	44,050	45,372	46,733	48,135	49,579	51,066	52,598	54,176
Roads and Grounds	5,479	5,644	5,813	5,987	6,167	6,352	6,543	6,739	6,941	7,149	7,364	7,585
Cleaning/Janitorial	57,924	59,662	61,452	63,296	65,194	67,150	69,165	71,240	73,377	75,578	77,845	80,181
General & Administrative	5,088	5,241	5,398	5,560	5,727	5,898	6,075	6,258	6,445	6,639	6,838	7,043
Management	31,136	31,384	31,698	32,067	32,411	32,785	33,168	28,508	28,931	29,331	29,761	26,602
Insurance	7,828	8,062	8,304	8,553	8,810	9,074	9,347	9,627	9,916	10,213	10,520	10,835
Total Reimbursable Expenses	$295,733	$303,919	$312,410	$321,199	$330,218	$339,525	$349,111	$353,931	$364,115	$374,570	$385,357	$392,867

Resulting Fiscal Year Property Expense Reimbursement Revenue

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Expense Reimbursements												
Real Estate Taxes		$278	$2,028	$4,194	$6,426	$8,724	$11,092	$13,530	$16,042	$18,629	$21,293	$21,839
Utilities												
R&M												
Roads and Grounds												
Cleaning/Janitorial												
General & Administrative												
Management												
Insurance												
Total Expense Reimbursement		$278	$2,028	$4,194	$6,426	$8,724	$11,092	$13,530	$16,042	$18,629	$21,293	$21,839

(continued on next page)

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 4

Schedule Of Expense Reimbursement Revenue
(continued from previous page)

Percentage of Reimbursable Expenses Collected as Expense Reimbursement

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Expense Reimbursements												
Real Estate Taxes		0.40%	2.81%	5.64%	8.39%	11.06%	13.65%	16.16%	18.61%	20.98%	23.28%	23.18%
Utilities												
R&M												
Roads and Grounds												
Cleaning/Janitorial												
General & Administrative												
Management												
Insurance												
Total Expense Reimbursement		0.09%	0.65%	1.30%	1.94%	2.56%	3.17%	3.81%	4.39%	4.95%	5.50%	5.57%

ARGUS SOFTWARE

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 5

Schedule Of Expense Reimbursement Revenue

Fiscal Year Reimbursable Operating Expenses Adjusted for Actual Occupancy

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
Reimbursable Expenses		
Real Estate Taxes	$97,042	$99,953
Utilities	116,633	120,132
R&M	56,074	57,756
Roads and Grounds	7,850	8,086
Cleaning/Janitorial	82,989	85,479
General & Administrative	7,290	7,508
Management	30,525	36,209
Insurance	11,215	11,551
Total Reimbursable Expenses	$409,618	$426,674
	===========	===========

Calendar Year Reimbursable Operating Expenses used for Reimbursement Calculations

For the Years Ending	Dec-2023	Dec-2024
Reimbursable Expenses		
Real Estate Taxes	$96,570	$99,468
Utilities	116,067	119,549
R&M	55,802	57,476
Roads and Grounds	7,812	8,047
Cleaning/Janitorial	82,586	85,064
General & Administrative	7,254	7,472
Management	25,744	36,976
Insurance	11,160	11,495
Total Reimbursable Expenses	$402,995	$425,547
	===========	===========

Resulting Fiscal Year Property Expense Reimbursement Revenue

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
Expense Reimbursements		
Real Estate Taxes	$483	$3,394
Utilities	1,201	7,750
R&M	577	3,726
Roads and Grounds	81	522
Cleaning/Janitorial	854	5,514
General & Administrative	75	484
Management	371	2,384
Insurance	115	745
Total Expense Reimbursement	$3,757	$24,519
	===========	===========

(continued on next page)

ARGUS SOFTWARE

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 6

Schedule Of Expense Reimbursement Revenue

(continued from previous page)

Percentage of Reimbursable Expenses Collected as Expense Reimbursement

For the Years Ending	Year 13 Feb-2024	Year 14 Feb-2025
Expense Reimbursements		
Real Estate Taxes	0.50%	3.40%
Utilities	1.03%	6.45%
R&M	1.03%	6.45%
Roads and Grounds	1.03%	6.46%
Cleaning/Janitorial	1.03%	6.45%
General & Administrative	1.03%	6.45%
Management	1.22%	6.58%
Insurance	1.03%	6.45%
Total Expense Reimbursement	0.92%	5.75%

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 7

Schedule Of Sources & Uses Of Capital
Equity is Based on Property Value, Leverage and Operating Requirements

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Sources Of Capital												
Net Operating Gains	$457,498	$455,366	$454,399	$454,539	$453,525	$453,262	$433,119	$334,058	$334,111	$332,977	$332,565	$178,969
Initial Equity Contribution	4,567,684											
Net Proceeds from Sale												
Total Sources Of Capital	$5,025,182	$455,366	$454,399	$454,539	$453,525	$453,262	$433,119	$334,058	$334,111	$332,977	$332,565	$178,969
	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========
Uses Of Capital												
Property Present Value	$4,567,684											
Tenant Improvements												
Leasing Commissions												
Defined Uses Of Capital	4,567,684											
Cash Flow Distributions	457,498	455,366	454,399	454,539	453,525	453,262	433,119	334,058	334,111	332,977	332,565	178,969
Total Uses Of Capital	$5,025,182	$455,366	$454,399	$454,539	$453,525	$453,262	$433,119	$334,058	$334,111	$332,977	$332,565	$178,969
	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========	==========
Unleveraged Cash On Cash Return												
Cash to Purchase Price	10.02%	9.97%	9.95%	9.95%	9.93%	9.92%	9.48%	7.31%	7.31%	7.29%	7.28%	3.92%
NOI to Book Value	10.02%	9.97%	9.95%	9.95%	9.93%	9.92%	9.48%	7.31%	7.31%	7.29%	7.28%	3.92%
Cash to Purchase Price & Costs	10.02%	9.97%	9.95%	9.95%	9.93%	9.92%	9.48%	7.31%	7.31%	7.29%	7.28%	3.92%

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 8

Schedule Of Sources & Uses Of Capital
Equity is Based on Property Value, Leverage and Operating Requirements

	Year 13
For the Years Ending	Feb-2024
Sources Of Capital	
Net Operating Gains	$326,477
Initial Equity Contribution	
Net Proceeds from Sale	5,319,607
Total Sources Of Capital	$5,646,084
	==========
Uses Of Capital	
Property Present Value	
Tenant Improvements	1,121,475
Leasing Commissions	231,074
Defined Uses Of Capital	1,352,549
Cash Flow Distributions	4,293,535
Total Uses Of Capital	$5,646,084
	==========
Unleveraged Cash On Cash Return	
Cash to Purchase Price	(22.46%)
NOI to Book Value	5.51%
Cash to Purchase Price & Costs	(22.46%)

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 9

Prospective Property Resale

For the Years Ending	Year 1 Feb-2012	Year 2 Feb-2013	Year 3 Feb-2014	Year 4 Feb-2015	Year 5 Feb-2016	Year 6 Feb-2017	Year 7 Feb-2018	Year 8 Feb-2019	Year 9 Feb-2020	Year 10 Feb-2021	Year 11 Feb-2022	Year 12 Feb-2023
Resale Amount												
Gross Proceeds from Sale	$5,519,588	$5,507,867	$5,509,564	$5,497,273	$5,494,085	$5,249,927	$4,049,188	$4,049,830	$4,036,085	$4,031,091	$2,169,321	$3,957,297
Commissions & Adjustments	(110,392)	(110,157)	(110,191)	(109,945)	(109,882)	(104,999)	(80,984)	(80,997)	(80,722)	(80,622)	(43,386)	(79,146)
Net Proceeds From Sale	$5,409,196	$5,397,710	$5,399,373	$5,387,328	$5,384,203	$5,144,928	$3,968,204	$3,968,833	$3,955,363	$3,950,469	$2,125,935	$3,878,151



GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 10

Prospective Property Resale

	Year 13
For the Years Ending	Feb-2024
Resale Amount	
Gross Proceeds from Sale	$5,428,170
Commissions & Adjustments	(108,563)
Net Proceeds From Sale	$5,319,607
	==========

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 11

Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 13-Year Period

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 7.75%	P.V. of Cash Flow @ 8.00%	P.V. of Cash Flow @ 8.25%	P.V. of Cash Flow @ 8.50%	P.V. of Cash Flow @ 8.75%
Year 1	Feb-2012	$457,498	$424,592	$423,609	$422,631	$421,657	$420,688
Year 2	Feb-2013	455,366	392,217	390,403	388,602	386,813	385,036
Year 3	Feb-2014	454,399	363,233	360,717	358,223	355,753	353,305
Year 4	Feb-2015	454,539	337,211	334,100	331,024	327,984	324,978
Year 5	Feb-2016	453,525	312,259	308,661	305,114	301,614	298,164
Year 6	Feb-2017	453,262	289,632	285,632	281,696	277,825	274,015
Year 7	Feb-2018	433,119	256,853	252,721	248,664	244,680	240,770
Year 8	Feb-2019	334,058	183,859	180,481	177,173	173,934	170,760
Year 9	Feb-2020	334,111	170,661	167,139	163,697	160,333	157,047
Year 10	Feb-2021	332,977	157,849	154,232	150,707	147,271	143,920
Year 11	Feb-2022	332,565	146,314	142,632	139,050	135,566	132,176
Year 12	Feb-2023	178,969	73,076	71,071	69,126	67,239	65,408
Year 13	Feb-2024	(1,026,072)	(388,824)	(377,285)	(366,113)	(355,297)	(344,824)
Total Cash Flow		3,648,316	2,718,932	2,694,113	2,669,594	2,645,372	2,621,443
Property Resale @ 8.25% Cap		5,319,607	2,015,835	1,956,008	1,898,090	1,842,014	1,787,718
Total Property Present Value			$4,734,767	$4,650,121	$4,567,684	$4,487,386	$4,409,161
			===========	===========	===========	===========	===========
Rounded to Thousands			$4,735,000	$4,650,000	$4,568,000	$4,487,000	$4,409,000
			===========	===========	===========	===========	===========
Per SqFt			120.39	118.24	116.14	114.10	112.11

Percentage Value Distribution

Assured Income			66.03%	66.43%	66.84%	67.25%	67.65%
Prospective Income			(8.61%)	(8.49%)	(8.39%)	(8.30%)	(8.20%)
Prospective Property Resale			42.58%	42.06%	41.55%	41.05%	40.55%
			===========	===========	===========	===========	===========
			100.00%	100.00%	100.00%	100.00%	100.00%

GSA Leased Building
4211 Cedar Springs
Dallas, Texas 75219

Software : ARGUS Ver. 14.0.2
File : 4211 Cedar Springs
Property Type : Office & Retail
Portfolio :
Date : 3/10/11
Time : 19:07
Ref# : AFD
Page : 12

Property Summary Report

Timing & Inflation
Reporting Period: March 1, 2011 to February 28, 2024; 13 years
Inflation Month: Analysis Start
General Inflation Rate: 3.00%

Property Size & Occupancy
Property Size: 39,329 Square Feet
Alternate Size: 1 Square Foot
Number of rent roll tenants: 1
Total Occupied Area: 39,329 Square Feet, 100.00%, during first month of analysis

General Vacancy
Method: Percent of Potential Gross Revenue
Rate: 0.00% for 11 years
    14.00% thereafter

Property Purchase & Resale
Purchase Price: -
Resale Method: Capitalize Net Operating Income
Cap Rate: 8.25%
Cap Year: Year 14
Commission/Closing Cost: $108,563
Net Cash Flow from Sale: $5,319,607

Present Value Discounting
Discount Method: Annually (Endpoint on Cash Flow & Resale)
Unleveraged Discount Rate: 8.25%
Unleveraged Present Value: $4,567,684 at 8.25%

ADDENDUM G

LETTER OF AUTHORIZATION

IRR
Integra Realty Resources



INTEGRA Realty Resources
DALLAS/FORT WORTH

February 8, 2011

Mr. Bryan P. Healey, CPA
Chief Financial Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, TX 76034

SUBJECT: Proposal for Valuation and Consulting Services
GSA Leased Office
4211 Cedar Springs Rd.
Dallas, TX 75219

Dear Mr. Healey:

Integra Realty Resources DFW LLP, appreciates the opportunity to provide this proposal for valuation and counseling services to you (the "Client"). It is our understanding the purpose of this appraisal is to determine the value of the Subject Property for the purpose of internal decision making. It is our understanding we are to appraise the office in accordance with FASB 157 Fair Market Value and the FASB 141R Price Allocation accounting standards.

The appraisal and report will be prepared in a complete summary appraisal format in conformance with and subject to, the Standards of Professional Practice and Code of Ethics of the Appraisal Institute and the *Uniform Standards of Professional Appraisal Practice* (USPAP) developed by the Appraisal Standards Board of the Appraisal Foundation. The appraisal will be for the surface estate only and will consider all applicable approaches to value.

The fee for this assignment will be $6,000. We will require a retainer of $3,000 (50%) prior to beginning our work with the balance due upon delivery of the report. We will provide three (3) copies of the report; however, additional copies of the report are available at an additional cost. The current minimum cost is $100 per copy. The report will be completed and delivered to you on or before 3[illegible] weeks of our receipt of this fully executed engagement letter and any requested materials you may have.

BPH

Unless arrangements are made otherwise, a late charge of 15% per annum, commencing thirty (30) days after the receipt of invoice will be charged on any balance not paid; however, in no event shall this delinquency rate of interest exceed the maximum rate permitted by law. We shall also be entitled to recover our costs (including attorneys' fees), associated with collecting any amounts owed or otherwise incurred in connection with this engagement.

LOCAL EXPERTISE . . . NATIONALLY

700 E. Campbell, #265, Richardson, Texas 75081
Phone: 972-960-1222 • 800-388-8162 • Fax: 972-960-2922
Email: dallas@irr.com

930 West First Street, Suite 400 • Fort Worth, Texas 76102-2708
Phone: 817-332-5522 • Fax: 817-336-1621
Email: fortworth@irr.com

IRR

Mr. Bryan P. Healey, CPA
February 8, 2011
Page 2

In the event the assignment is canceled prior to completion, an invoice will be prepared reflecting the percentage of work completed as of that date. Any credits to the Client will be promptly refunded or any remaining balances to Integra DFW LLP will be indicated on the invoice.

The terms of Attachment I apply to this engagement and are hereby incorporated by reference.

In order to complete this assignment in the designated time, we will require as much of the available information as possible, as identified in Attachment II, within 10 business days after the execution of this engagement letter. Any delays in the receipt of this information or in the access to the property will automatically extend the final delivery date of the report as proposed. Furthermore, the appraisal report and conclusions therein will be predicated upon the accuracy and completeness of the information provided by the Client and set forth in Attachment II. In the absence of some of this information, the appraisers will attempt to obtain this information from other sources and/or may require the use of Extraordinary Limiting Conditions and Assumptions within the appraisal report.

The appraisal reports will be limited by our standard Assumptions and Limiting Conditions and any Extraordinary Assumptions and Limiting Conditions, which become apparent or necessary during the course of the assignment. A copy of the standard Assumptions and Limiting Conditions is set forth in Attachment III.

The purpose of this appraisal is to provide an opinion of market value of the fee simple estate in the Subject Property as previously discussed. It is our understanding the intended use of the report is internal decision making. Any unrelated use of the appraisal report is prohibited. Accordingly, the appraisal report will be addressed to the Client and shall be solely for the use and purposes described in this paragraph unless we provide our prior written consent. We expressly reserve the unrestricted right to withhold our consent to your disclosure of the appraisal report (or any part thereof including, without limitation, conclusions of value and our identity), to any third parties. Notwithstanding any provision of this agreement or any Attachment hereto, the appraisal report and any information provided by the Client in connection with the appraisal report will not be disclosed in any manner to any party other than the Client without the Client's express written permission.

Mr. Bryan P. Healey, CPA
February 8, 2011
Page 3

If this proposal is acceptable, please authorize us to proceed by executing this letter agreement where noted below and returning one copy to the undersigned. Should you have any additional questions, please do not hesitate to contact the undersigned. Integra Realty Resources DFW LLP appreciates the opportunity to be considered for this assignment.

Sincerely,

INTEGRA REALTY RESOURCES DFW LLP

Donald J. Sherwood

Donald J. Sherwood, MAI, SR/WA, FRICS
Managing Director

Attachments

AGREED & ACCEPTED THIS 9th **DAY OF** February**, 2011.**
BY:

NAME (PRINT)
Bryan P. Healey

ATTACHMENT I

ADDITIONAL TERMS

This assignment is subject to the following terms:

1. Completion Date Estimate: Integra DFW LLP agrees to use reasonable commercial efforts to complete this report as per the attached letter agreement. Said completion date is an estimate and does not take into consideration pre-trial or court time as well as delays beyond the control of Integra DFW LLP such as illness, lack of specific necessary data and/or Acts of God.

2. Database: Both parties acknowledge that real estate appraisal requires current and historical market data to competently analyze the subject property. Accordingly, the Client agrees that: (i) the data collected by Integra DFW LLP in this assignment will remain the property of Integra DFW LLP; and (ii) with respect to any data provided by the Client, Integra DFW LLP and its partner companies may utilize, sell and include such data (either in the aggregate or individually), in the Integra database and derivative products so long as the identity of the Client is kept confidential. The Client agrees that all data already in the public domain may be utilized on an unrestricted basis.

3. Litigation: In the event Integra DFW LLP is called upon to provide testimony or receives a subpoena concerning any suit or proceeding or otherwise become involved in any litigation relating to this engagement or assignment, <u>in which Integra DFW LLP is not a party,</u> Integra DFW LLP will make every reasonable effort to assist the Client and give such testimony. The Client agrees to compensate Integra DFW LLP at its then current rates, on an hourly basis, plus reimbursement for all expenses incurred as a result of said litigation. In addition to the foregoing, the following terms are applicable:

    (a) Review and trial preparation (if applicable) in-office, will be billed at standard hourly rates; outside office rates may apply to conferences, depositions and testimony. Our current in-office rates are as follows:

Managing Director (Donald J. Sherwood, MAI, SR/WA)	$300.00/hour
Associate Directors (Other MAIs or SRAs)	$250.00/hour
Senior Analyst (State Certified General R.E. Appraisers)	$200.00/hour
Analyst/Researcher	$125.00/hour
Administrative	$75.00/hour

    (b) All reports for which testimony is required must be disclosed prior to report authorization.

    (c) All fees for reports, conferences and depositions must be paid prior to hearings and trial.

(d) Scheduling of casework and appearances will be made with due consideration for the time of all persons involved. Every effort to comply with reasonable requests for appearances will be made. Once an appointment, deposition or appearance is scheduled, that time is set aside. Therefore, if the appearance is canceled, or the reserved time is abandoned for whatever reason, the following cancellation charges will apply:

1. More than one week   No Charge
2. 48 Hours prior $250.00
3. Less than 48 Hours prior $600.00
4. A Stand-by Charge of $250.00 per day

(e) Due to the difficulty associated with accurately forecasting the number of hours which may be required with the research, hearing and/or trial preparation, deposition time, client/expert conferences, etc., we will maintain contemporaneous time and expense records and will provide you invoices on a 30 day billing cycle. The Client agrees to pay Integra DFW LLP at the time the invoice is submitted and acknowledges payment to Integra DFW LLP is not contingent upon any set outcome, result or award to the Client.

4.   Limitations of Liability: It is expressly agreed that in any action which may be brought against Integra DFW LLP, Integra Realty Resources, Inc. or their respective officers, owners, managers, directors, agents, subcontractors or employees (the "Integra Parties"), arising out of, relating to, or in any way pertaining to this engagement, the appraisal reports, or any estimates or information contained therein, the Integra Parties shall not be responsible or liable for an incidental or consequential damages or losses, unless the appraisal was fraudulent or prepared with gross negligence. It is further agreed that the collective liability of the Integra Parties in any such action shall not exceed the fees paid for the preparation of the appraisal report unless the appraisal was fraudulent or prepared with gross negligence. Finally, it is agreed that the fees charged herein are in reliance upon the foregoing limitations of liability.

5.   Duration of Quote: This proposal and fees quoted are valid for a period of fourteen (14) calendar days from the date hereof. If not retained by the Client, the fact that we made the foregoing proposal of professional services will not preclude us from performing professional services for another client on this property.

6.   Marketpoint/Template: The Client acknowledges that Integra's Marketpoint, Appraisal Template and Interconnect software is proprietary and confidential. Accordingly, the Client agrees not to use such software or make such software available for the use of any third party.

7.   **Privacy Policy: Integra DFW LLP is committed to protecting your personal and financial information. This privacy statement addresses what nonpublic personal information we collect, what we do with it, and how we protect it.**

- **What Information We Collect: We may collect and maintain several types of personal information in the course of providing you or your client with appraisal and consulting services, such as: (i) information we receive from you on applications, letters of engagement, forms found on our website, Interconnect,**

5

correspondence or conversations including, but not limited to, your name, address, phone number, social security number, date of birth, bank records, salary information, the income and expenses associated with the subject property and the details of any financing on the subject property; (ii) information about your transactions with us, our affiliates or others including, without limitation, payments history, parties to transactions and other financial information; and (iii) information we receive from a consumer reporting agency such as a credit history.

- **What Information We May Disclose and to Whom:** We may disclose the information described above in the following situations: (i) disclosures to other service providers in connection with the performance of this engagement; (ii) disclosures to our affiliates; (iii) Subject to Section 2 above, disclosures to outside companies for marketing, data collection, future appraisal services and other purposes unless you have opted out, as described below; and (iv) disclosures permitted by law such as responding to a subpoena.

- **Confidentiality and Security:** Subject to the foregoing, we restrict access to nonpublic personal information about you to those employees and agents with a need to know this information to provide the services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to protect your nonpublic personal information.

6

ATTACHMENT II

REQUEST FOR INFORMATION

Please forward the following information to our office so we can provide the proposed services within the agreed upon time frame as discussed above. If you care to send the information as you gather it, please forward the physical data such as the site plan, property reports describing the physical attributes of the property first as these items are the most time sensitive and should be received immediately to meet the time requirements of this assignment. If, at this time, you are certain you will not be providing any specific items noted below, please cross out the item and mark "NA" next to the item so that we will be notified that the information is not available and will not be forthcoming.

1. Site plan, or survey, if available.
2. If the property has been offered for sale within the last three years, a copy of the offering memorandum or investment book.
3. Any sales or lease information you may have.
4. Copy of closing statement, if purchased within the past five years.
5. Agreements of Sale/Options to Buy (current or during last five years), if any.
6. Copy of most recent real estate tax bill. Please advise if there has been a recent assessment increase.
7. Title report, complete Legal Description, or copy of deed. *Please advise, if there any deed restrictions or cross easements.*
8. Environmental report and current status of the property with respect to remediation and clean up.
9. Any marketing information on property.
10. Contact information for inspection purposes.
11. Any other documentation you feel is relevant.

<u>ATTACHMENT III</u>
ASSUMPTIONS & LIMITING CONDITIONS

Each appraisal report is subject to the following limiting conditions, except as otherwise noted in the respective report.

a)   An appraisal is inherently subjective and represents our opinion as to the value of the property appraised.

b)   The conclusions stated in our appraisal apply only as of the effective date of the appraisal, and no representation is made as to the effect of subsequent events.

c)   No changes in any federal, state or local laws, regulations or codes (including, without limitation, the Internal Revenue Code) are anticipated.

d)   No environmental impact studies were either requested or made in conjunction with this appraisal, and we reserve the right to revise or rescind any of the value opinions based upon any subsequent environmental impact studies.   If any environmental impact statement is required by law, the appraisal assumes that such statement will be favorable and will be approved by the appropriate regulatory bodies.

e)   Unless otherwise agreed to in writing, we are not required to give testimony, respond to any subpoena or attend any court, governmental or other hearing with reference to the property without compensation relative to such additional employment.

f)   We have made no survey of the property and assume no responsibility in connection with such matters.   Any sketch or survey of the property included in this report is for illustrative purposes only and should not be considered to be scaled accurately for size. The appraisal covers the property as described in this report, and the areas and dimensions set forth are assumed to be correct.

g)   No opinion is expressed as to the value of subsurface oil, gas or mineral rights, if any, and we have assumed that the property is not subject to surface entry for the exploration or removal of such materials, unless otherwise noted in our appraisal.

h)   We accept no responsibility for considerations requiring expertise in other fields. Such considerations include, but are not limited to, legal descriptions and other legal matters such as legal title, geologic considerations, such as soils and seismic stability, and civil, mechanical, electrical, structural and other engineering and environmental matters.   We assume that the title to the subject property is good and marketable.   The subject property is appraised on the basis of it being under responsible ownership.   There are no existing judgments or pending or threatened litigation that could affect the value of the subject property.   The revenue stamps placed on any deed referenced herein to indicate the sale price are in correct relation to the actual dollar amount of the transaction.   The subject property is in compliance with all applicable building, environmental, zoning, and other federal, state and local laws, regulations and codes.

i)   The distribution of the total valuation in the report between land and improvements applies only under the reported highest and best use of the property.   The allocations of value for land and improvements must not be used in conjunction with any other appraisal and are invalid if so used.   The appraisal report shall be considered only in its entirety.   No part of the appraisal report shall be utilized separately or out of context.

j)   Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or any reference to the Appraisal Institute) shall be disseminated through advertising media, public relations media, news media or any other similar means of communication (including without limitation prospectuses, private offering memoranda and other offering material provided to prospective investors) without the prior written consent of the person signing the report.

k)   Information, estimates and opinions contained in the report, obtained from third-party sources are assumed to be reliable and have not been independently verified.

l)   Any income and expense estimates contained in the appraisal report are used only for the purpose of estimating value and do not constitute predictions of future operating results.

m)   If the property is subject to one or more leases, any estimate of residual value contained in the appraisal may be particularly affected by significant changes in the condition of the economy, of the real estate industry, or of the appraised property at the time these leases expire or otherwise terminate.

n)   No consideration has been given to personal property located on the premises or to the cost of moving or relocating such personal property; only the real property has been considered.

o)   The current purchasing power of the dollar is the basis for the value stated in our appraisal; we have assumed that no extreme fluctuations in economic cycles will occur.

p)   The value found herein is subject to these and to any other assumptions or conditions set forth in the body of this report but which may have been omitted from this list of Assumptions and Limiting Conditions.

q)   The analyses contained in the report necessarily incorporate numerous estimates and assumptions regarding property performance, general and local business and economic conditions, the absence of material changes in the competitive environment and other matters. Some estimates or assumptions, however, inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analysis will vary from our estimates, and the variations may be material.

r)   The *Americans with Disabilities Act (ADA)* became effective January 26, 1992. We have not made a specific survey or analysis of any property to determine whether the physical aspects of the improvements meet the *ADA* accessibility guidelines. In as much as compliance matches each owner's financial ability with the cost to cure the non-conforming physical characteristics of a property, we cannot comment on compliance to *ADA*. Given that compliance can change with each owner's financial ability to cure non-accessibility, the value of the subject does not consider possible non-compliance. A specific study of both the owner's financial ability and the cost to cure any deficiencies would be needed for the Department of Justice to determine compliance.

s)   The appraisal report is prepared for the exclusive benefit of the Client and may not be used or relied upon by any other party. All parties who use or rely upon any information in the report without our written consent do so at their own risk.

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IRR
Integra Realty Resources

t) No studies have been provided to us indicating the presence or absence of hazardous materials on the subject property or in the improvements, and our valuation is predicated upon the assumption that the subject property is free and clear of any environment hazards including, without limitation, hazardous wastes, toxic substances and mold. No representations or warranties are made regarding the environmental condition of the subject property and the person signing the report shall not be responsible for any such environmental conditions that do exist or for any engineering or testing that might be required to discover whether such conditions exist. Because we are not experts in the field of environmental conditions, the appraisal report cannot be considered as an environmental assessment of the subject property.

u) The person signing the report may have reviewed available flood maps and may have noted in the appraisal report whether the subject property is located in an identified Special Flood Hazard Area. We are not qualified to detect such areas and therefore do not guarantee such determinations. The presence of flood plain areas and/or wetlands may affect the value of the property, and the value conclusion is predicated on the assumption that wetlands are non-existent or minimal.

v) Integra is not a building or environmental inspector. Integra does not guarantee that the subject property is free of defects or environmental problems. Mold may be present in the subject property and a professional inspection is recommended.

w) The appraisal report and value conclusion for an appraisal assumes the satisfactory completion of construction, repairs or alterations in a workmanlike manner.

x) It is expressly acknowledged that in any action which may be brought against Integra DFW LLP, Integra Realty Resources, Inc. or their respective officers, owners, managers, directors, agents, subcontractors or employees (the "Integra Parties"), arising out of, relating to, or in any way pertaining to this engagement, the appraisal reports, or any estimates or information contained therein, the Integra Parties shall not be responsible or liable for an incidental or consequential damages or losses, unless the appraisal was fraudulent or prepared with gross negligence. It is further acknowledged that the collective liability of the Integra Parties in any such action shall not exceed the fees paid for the preparation of the appraisal report unless the appraisal was fraudulent or prepared with gross negligence. Finally, it is acknowledged that the fees charged herein are in reliance upon the foregoing limitations of liability.

y) The purpose of this appraisal is to provide an opinion of the market value of the fee simple estate in the Subject Property on behalf of the Client as the intended user of the appraisal report. It is our understanding the intended use of the report is for internal decision making. We expressly reserve the unrestricted right to withhold our consent to your disclosure of the appraisal report (or any part thereof including, without limitation, conclusions of value and our identity), to any third parties.